As filed with the Securities and Exchange Commission on July 17, 2001

Registration No. 333-

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM S-4
# REGISTRATION STATEMENT

*Under The Securities Act of 1933*

# ARAMARK WORLDWIDE CORPORATION

(Exact name of registrant as specified in its charter)

| Delaware | 5812 | 23-3086414 |
|---|---|---|
| (Jurisdiction of incorporation or organization) | (Primary Standard Industrial classification Code Number) | (I.R.S. Employer Identification Number) |

**ARAMARK Tower**
**1101 Market Street**
**Philadelphia, Pennsylvania 19107**
**(215) 238-3000**
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

**The Corporation Trust Company**
**1209 Orange Street**
**Wilmington, Delaware**
**(302) 658-7581**
(Name, address, including zip code, and telephone number, including area code, of agent for service)

*Copies to:*


**Bart J. Colli, Esq.**
**ARAMARK Corporation**
**ARAMARK Tower**
**1101 Market Street**
**Philadelphia, Pennsylvania 19107**
**(215) 238-3000**

**Charles I. Cogut, Esq.**
**Mario A. Ponce, Esq.**
**Simpson Thacher & Bartlett**
**425 Lexington Avenue**
**New York, New York 10017**
**(212) 455-2000**


**Approximate date of commencement of proposed sale to the public:** As soon as practicable after the registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

## CALCULATION OF REGISTRATION FEE

| Title of each class of securities to be registered | Proposed maximum aggregate offering price(1) | Amount of registration fee |
|---|---|---|
| Class A-1, class A-2 and class A-3 common stock, each $0.01 par value per share (including rights to acquire Series C Junior Participating Preferred Stock pursuant to our rights plan) | $154,081,000 | $38,520 |
| Class B, class B-1, class B-2 and class B-3 common stock, each $0.01 par value per share (including rights to acquire Series C Junior Participating Preferred Stock pursuant to our rights plan)(2) | — | None |

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(f)(2) based upon the aggregate book value of ARAMARK Corporation common stock, which was $154,081,000 as of March 30, 2001.
(2) Indeterminate number of shares of class B, class B-1, class B-2, class B-3 common stock, $ 0.01 par value per share resulting from the conversion of class A common stock.

**The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.**

1101 Market Street, Philadelphia, PA 19107

, 2001

To our stockholders:

You are cordially invited to a special meeting of stockholders of ARAMARK Corporation, which will be held on the sixteenth floor of ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania, on , 2001, at A.M. At the special meeting, stockholders will vote on a merger of ARAMARK and our wholly owned subsidiary, ARAMARK Worldwide Corporation.

At the meeting you will be asked, in Proposal 1, to approve a merger between ARAMARK and its subsidiary ARAMARK Worldwide Corporation. The purpose of the proposed merger is to make changes to our organizational documents that are appropriate for a publicly traded company. If you hold old class A shares, each of your existing old class A shares will convert automatically into twenty new class A-1 shares of this new company, which we call ARAMARK. If you hold old class B shares, each of your existing old class B shares will convert automatically into two new class A shares, divided as equally as possible among new class A-1, class A-2 and class A-3 shares. New class A shares will be entitled to ten votes each. At the meeting, you will also be asked, in Proposal 2, to approve ARAMARK's 2001 Equity Incentive Plan.

In addition to seeking your vote on Proposal 1 and Proposal 2 at the special meeting, we are also asking that you sign the consent, included as part of the attached proxy card, to amend the existing stockholders' agreement of ARAMARK in order to provide that it will terminate upon the consummation of the merger. It is a condition to the merger that we receive executed consents from management investors (as defined in the stockholders' agreement) who hold, in combination with their permitted transferees (as defined in the stockholders' agreement) at least a majority of the shares held by management investors and their transferees and from holders of at least three-fourths of the shares of stockholders who are institutional and individual investors (as defined in the stockholders' agreement) taken as a whole. PLEASE NOTE THAT YOU MUST EXECUTE THE WRITTEN CONSENT SEPARATELY. EXECUTING THE ATTACHED PROXY CARD ONCE WILL NOT BE SUFFICIENT.

After the merger, we intend to offer ARAMARK's new class B shares to the public. New class B shares will have the same economic rights as new class A shares, but will be entitled to only one vote each. We have designed ARAMARK's new certificate of incorporation and bylaws to be appropriate for a public company while helping us preserve our unique ARAMARK culture. As a publicly traded company following the termination of the stockholders' agreement, ARAMARK will have no right of first offer on transfers of its common stock and no right to call any of its shares.

We plan to use a portion of the net proceeds of the public offering to purchase some of the new class A shares received by you and our 401(k) plans in the merger. We will do this by entering into an agreement with the 401(k) plans to purchase a portion of their shares and making a cash tender offer to all other holders of new class A shares, which we intend to launch as soon as possible after the public offering. Upon completion of these transactions and assuming we make the tender offer at the initial public offering price and the maximum number of shares of new class A common stock are tendered, we anticipate that current ARAMARK stockholders will own about % of ARAMARK's total outstanding shares and control about % of ARAMARK's outstanding votes after the merger.

Our board of directors has carefully considered the merger, the public offering and the related transactions that are described in the enclosed proxy statement/prospectus. We believe that implementing this program will position us for continued success in an increasingly competitive world while preserving the essence of our employee-owned and owner-managed culture and providing some liquidity to our employee stockholders.

In order to proceed with these transactions, our stockholders must adopt the merger agreement and execute the written consents to the amendment of the stockholders' agreement to provide that the stockholders' agreement will terminate upon the consummation of the merger. Our board of directors has unanimously determined that the merger is advisable and in the best interests of our stockholders, and unanimously recommends that you vote **FOR** Proposal 1 and Proposal 2 and that you execute the consent.

You should carefully consider the risk factors relating to the merger, the related transactions and our business, which are described beginning on page      of the enclosed proxy statement/prospectus.

**Your vote is very important. We urge you to vote FOR the merger, the equity incentive plan and to execute the consent.**

Joseph Neubauer
*Chairman*

## NOTICE OF SPECIAL MEETING OF SHAREOWNERS

**to be held on , 2001**

To our stockholders:

A special meeting of stockholders of ARAMARK Corporation will be held on the sixteenth floor of ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania, on , 2001, at A.M., for the purpose of voting on:

1) a proposal to adopt an Agreement and Plan of Merger, dated as of , 2001, between ARAMARK Corporation and ARAMARK Worldwide Corporation, pursuant to which ARAMARK Corporation will merge with and into ARAMARK Worldwide Corporation, each share of our currently outstanding class A common stock will be converted into twenty shares of new class A-1 common stock and each share of our currently outstanding class B common stock will be converted into two shares of new class A common stock, divided as equally as possible among new class A-1, class A-2 and class A-3 shares; and

2) to approve ARAMARK's 2001 Equity Incentive Plan.

The board of directors has fixed the close of business on , 2001 as the record date for determining holders of our common stock entitled to notice of and to vote at the special meeting.

Bart J. Colli
*Executive Vice President,*
*General Counsel and Secretary*

Philadelphia, Pennsylvania

, 2001

Your vote is important. Even if you expect to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. You have the right to revoke your proxy at any time before it is voted by giving us written notice of revocation, by submitting a subsequent proxy or by voting in person at the special meeting. If you indicate no instructions on your proxy card with respect to a proposal, we will vote your shares FOR that proposal. It is important that you vote. Under Delaware law, the affirmative vote of the holders of a majority of our outstanding shares is required to adopt the merger agreement and the affirmative vote of the holders of a majority of shares present in person or by proxy and entitled to vote at the special meeting is required to approve the 2001 Equity Incentive Plan.

In addition, it is also important that you execute the written consent included on the attached proxy card to amend the stockholders agreement to provide that the stockholders agreement will terminate upon consummation of the merger. PLEASE NOTE THAT YOU MUST EXECUTE THE WRITTEN CONSENT SEPARATELY. EXECUTING THE ATTACHED PROXY CARD ONCE WILL NOT BE SUFFICIENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the class A shares to be distributed as a result of the merger, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where such an offer or solicitation would be illegal.

The date of this proxy statement/prospectus is          , 2001. It is first being mailed to ARAMARK stockholders on or about          , 2001.

# TABLE OF CONTENTS

|  | Page |
|---|---|
| QUESTIONS AND ANSWERS FOR MANAGEMENT STOCKHOLDERS | 1 |
| WHERE YOU CAN FIND MORE INFORMATION ABOUT US | 15 |
| SUMMARY | 17 |
| RISK FACTORS | 24 |
| SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS | 32 |
| DIVIDEND POLICY | 33 |
| CAPITALIZATION | 34 |
| SELECTED CONSOLIDATED FINANCIAL DATA | 37 |
| BUSINESS | 39 |
| PROPOSAL 1—THE MERGER, THE PUBLIC OFFERING AND THE STOCK BUYBACK | 62 |
| PROPOSAL 2—ARAMARK's 2001 EQUITY INCENTIVE PLAN | 68 |
| PURPOSES OF THE MERGER | 71 |
| THE SPECIAL MEETING; VOTING RIGHTS AND PROXIES | 72 |
| DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS | 76 |
| TRANSACTIONS IN OUR COMMON EQUITY PRIOR TO THE MERGER | 91 |
| MANAGEMENT | 93 |
| PRINCIPAL STOCKHOLDERS | 105 |
| CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS | 107 |
| FEDERAL INCOME TAX CONSEQUENCES TO STOCKHOLDERS | 109 |
| LEGAL MATTERS | 110 |
| SUBMISSION OF STOCKHOLDER PROPOSALS | 110 |
| EXPERTS | 110 |
| ANNEX—MERGER AGREEMENT | A- |
| ANNEX—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW | A- |
| ANNEX—NEW CERTIFICATE OF INCORPORATION | A- |

In this proxy statement/prospectus, we use the terms "ARAMARK," "we," "us" and "our" to refer to ARAMARK Corporation together with our subsidiaries, including ARAMARK Services, Inc. prior to our merger with and into our wholly owned subsidiary ARAMARK Worldwide Corporation, and such reference will be to ARAMARK Worldwide Corporation after the merger. Upon completion of the merger, ARAMARK Worldwide Corporation will change its name to ARAMARK Corporation. Prior to the public offering, references to our common stock include the class A common stock and class B common stock of ARAMARK Corporation during periods prior to ARAMARK Corporation's merger with and into its direct and wholly owned subsidiary, which we will refer to as our old class A common stock and our old class B common stock. In connection with the merger, our old class A common stock will be converted into our new class A-1 common stock and our old class B common stock will be converted into shares of our new class A-1, class A-2 and class A-3 common stock immediately following the time of the merger. We use the term "class A common stock" to refer to the class A-1, class A-2 and class A-3 common stock. Our certificate of incorporation provides for a conversion of class A-1, class A-2 and class A-3 common stock into class B-1, class B-2 and class B-3 common stock, respectively, if an employee that is the holder thereof leaves our company. Unless the distinction is relevant, we use the term "class B common stock" to refer to our unrestricted class B common stock and our class B-1, class B-2 and class B-3 common stock.

ARAMARK files reports and other information with the SEC, but its common stock, which is subject to various restrictions, is not publicly traded. You should rely only on the information contained in this proxy statement/prospectus. We have not authorized anyone to provide you with information different from the information contained in this proxy statement/prospectus. The information contained in this proxy statement/prospectus is accurate only as of the date on the front cover of this proxy statement/prospectus, regardless of when this proxy statement/prospectus is delivered.

# QUESTIONS AND ANSWERS FOR MANAGEMENT STOCKHOLDERS

The following questions and answers will help you better understand the proposed transactions (the merger, the initial public offering (IPO) and the tender offer), and the impact that each of these transactions will have on you as a management stockholder.

*This is a preliminary document that contains the Company's current position on these matters. The answers to these questions are not final and are subject to change during the course of the next several months.*

A more detailed description of the transactions and information related to them can be found in the proxy statement/prospectus. We urge you to read the entire proxy statement/prospectus carefully.

These questions and answers have been stated in a conversational format: the questions are stated as if asked directly by an employee stockholder with a Company representative responding.

This table of contents will help you locate the answers to specific questions that you may have.

## TABLE OF CONTENTS

| Topic | Q/A |
| --- | --- |
| Overview of the Transactions | 1-6 |
| Stock Currently Owned | 7-17 |
| Unexercised Stock Options And Purchase Opportunities | 18-25 |
| Future Stock Option Grants | 26-28 |
| Future Transfers of Stock | 29 |
| Future Sales of Stock | 30-35 |
| Selling Stock in the Tender Offer | 36-45 |
| Selling Stock in the Public Market | 46-47 |
| Deferred Payment Program/Bank Loans | 48-55 |
| Taxes | 56-59 |
| Retirement Plans | 60-63 |
| Miscellaneous | 64-75 |

## OVERVIEW OF THE TRANSACTIONS

**Q1. What is the Company proposing?**

A.   The Company is proposing to go public by selling newly issued common stock equal to less than 20% of its outstanding stock to the public in an initial public offering (IPO).

**Q2. Why is the Company going public?**

A.   Going public will position us for success in an increasingly competitive world while preserving our employee-owned and owner-managed culture and providing some liquidity for our employee stockholders.

**Q3. What are the basic elements of the proposal?**

A.   There are three basic elements to the proposal:

- The merger which creates a corporate structure appropriate for a publicly traded company,

- The IPO which helps the Company to raise additional capital, and

- The tender offer which enables the Company to provide additional liquidity for its stockholders.

**Q4. What has the Company done so far?**

A. After receiving unanimous approval for its proposals from the board of directors, the Company filed registration statements with the Securities and Exchange Commission (SEC). (The SEC is the federal government agency that oversees securities offerings and securities markets.) The registration statements contain a preliminary prospectus for the IPO and a preliminary proxy statement/prospectus relating to the stockholder vote on the merger.

**Q5. What will happen next?**

A. The Company anticipates that the following events will occur over the next several months:

- The SEC will review and comment on the registration statements. This process generally takes a number of months.

- The Company will ask stockholders to consider and approve the merger so that the Company can proceed with the IPO. Stockholders will also be asked to approve a new employee stock ownership plan and consent to the termination of the current stockholders' agreement.

- If stockholder approval is obtained, we will proceed with the IPO.

- Promptly following the merger and the IPO, the Company intends to conduct a tender offer to purchase a portion of the stock owned by employees and other pre-IPO stockholders.

**Q6. How and when will the initial public offering price be determined?**

A. The initial public offering price will be determined by negotiations between the Company and the investment bankers who are underwriting the IPO.

Although we cannot guarantee it, we believe that the initial public offering price will likely be higher than the current appraisal price adjusted for the merger exchange ratio. Before the special stockholder meeting, the Company expects to announce its financial results for the fiscal third quarter and a range within which the new class B common stock is expected to be priced in the IPO.

**STOCK CURRENTLY OWNED**

**Q7. What will happen to the class B common stock that I currently own?**

A. Your old class B common stock will be affected as follows:

- Every share of old class B common stock that you own will automatically convert into two shares of new class A common stock.

- Your new class A common stock will be divided equally as nearly as possible into three different classes of new class A common stock—class A-1, class A-2 and class A-3.

- The total tax basis of your new class A common stock will be the same as for your current class B common stock, but will be allocated among twice the number of shares.

**Q8. What will be the difference between class A-1, class A-2, and class A-3 common stock?**

A. The shares of class A-1, class A-2, and class A-3 common stock will be identical except for restrictions on when you can sell them. The sale restriction period is the length of time that must elapse before you can sell your class A common stock to the public.

The applicable sale restriction periods will expire as follows:

| Class | Sale Restriction Period |
|-------|------------------------|
| A-1 | 180 days after the IPO |
| A-2 | 360 days after the IPO |
| A-3 | 540 days after the IPO |

**Q9.  Why will the sale of my stock be restricted?**

A.  It is a common practice to impose sale restriction periods on existing shares in connection with an IPO. The sale restrictions periods will permit some period of trading of the new publicly traded stock to take place in the public market without the introduction of a significant number of additional shares, which could negatively impact the price. Sales of shares into the public market by employees and other current stockholders will be introduced slowly as the sale restriction periods expire. Our financial advisers tell us that these sale restriction periods will promote an orderly initial trading market for our new publicly traded stock.

**Q10.  Do I have to sell my shares in the tender offer or after the sale restriction periods expire?**

A.  No. The decision to sell is an individual one. The Company still encourages employee ownership, but as with any investment in publicly held stock, the decision whether to sell or retain your shares is up to you.

**Q11.  What will happen to the stock that I own if my employment terminates?**

A.  If your employment terminates, your class A-1, class A-2 and class A-3 shares will automatically convert into class B-1, class B-2 and class B-3 shares, respectively. The class B-1, class B-2 and class B-3 common stock will be subject to the same sale and transfer restrictions as the original class A-1, class A-2 and class A-3 common stock, but will not have multiple voting rights.

Terminated stockholders will have an opportunity to participate in the tender offer, and will remain subject to the same sale restrictions. After the sale restriction periods expire, you may sell shares into the public market.

**Q12.  What must I do to convert my old class B common stock into new class A common stock?**

A.  Nothing. In the merger, your shares will be converted automatically, and no action will be required on your part.

**Q13.  Will I receive new stock certificates?**

A.  The Company will continue its current practice of issuing shares in uncertificated form. You will receive a statement of the shares that you own after the merger. If you hold shares in the form of a certificate, your old certificate will represent your new shares after the merger.

**Q14.  What should I do with the old class B stock certificates that I currently hold?**

A.  Nothing at this time. You will receive instructions at a later date.

**Q15.  What happens to the stock held by my permitted transferees?**

A.  Generally, stock held by your permitted transferees will be treated in the same way as the stock which you own as an employee and will be subject to the same sale restrictions.

**Q16. What are the differences between the old class B common stock that I own now and the new class A common stock that I will own after the merger?**

A.    The following table summarizes the more significant differences between the old class B common stock and the new class A common stock.

|  | Old Class B Common Stock | New Class A Common Stock |
|---|---|---|
|  | *Currently owned by employee stockholders* | *To be owned by employee stockholders after the merger* |
| Trading market and sale restrictions: | No sales or transfers except as permitted under the stockholders' agreement including, permitted transfers to family members, to charities and for estate planning purposes. | Initially, no sales or transfers except for sales in the proposed tender offer and except for permitted transfers including to family members, to charities and for estate planning purposes. |
|  |  | Prohibitions on hedging transactions, including buying a "put" option or selling a "call" option. A hedging transaction is a transaction where you effectively lock in a sale price to avoid the risk of a future price decrease. |
|  | Sales to the Company at the appraisal price can be made in the internal market subject to the Company's discretion. | After the expiration of the applicable sale restrictions, your new class A shares will be freely tradeable and will convert upon sale into the unrestricted new class B shares. There will no longer be an internal market. |
| Voting rights: | One vote per share. | Ten votes per share. |
| Forced sale: | Stock owned by you and your permitted transferees is subject to "call" by the Company. If you terminate your employment, the stock is repurchased at the most recent appraisal price. | None. |
| Put: | Under the stockholders' agreement, upon your death, disability or normal retirement up to 30% of your shares can be "put" to the Company for sale for cash at the most recent appraisal price. The "put" is subject to the limitations of the Company's credit agreement. | None. |

4

**Q17. What are the differences between new class A common stock that I will own after the merger and the new class B common stock that will be offered to the public?**

A.  The following table summarizes some of the significant differences between the new class A common stock and the new class B common stock.

|  | **New Class A Common Stock**<br>*To be owned by employee stockholders after the merger* | **New Class B Common Stock**<br>*To be owned by public stockholders after the IPO* |
|---|---|---|
| Trading market and sale restrictions: | Initially, no sales or transfers or hedging transactions except for sales in the proposed tender offer and except for permitted transfers including to family members, to charities and for estate planning purposes. | Class B common stock purchased on the New York Stock Exchange (ticker symbol RMK) is freely tradeable like any other publicly traded security. |
|  | If you terminate your employment during the sale restriction periods, then on, or in some instances up to 180 days after, your termination date, your class A-1, A-2 and A-3 common stock will be converted to class B-1, B-2 and B-3 common stock. These shares of class B common stock will have the same sale restrictions that are imposed on the class A common stock. | Class B-1, B-2 and B-3 common stock resulting from the conversion from class A common stock is subject to the sale restrictions of the original class A common stock. |
|  | After the expiration of the applicable sale restrictions, your new class A common stock will be freely tradeable and will convert upon sale into the unrestricted new class B common stock. |  |
| Voting rights: | Ten votes per share. | One vote per share. |

## UNEXERCISED STOCK OPTIONS AND PURCHASE OPPORTUNITIES

**Q18. What happens to my unexercised outstanding stock options and purchase opportunities?**

A.  Generally, they will be adjusted for the merger but otherwise will not change. Each purchase opportunity for one share of old class B common stock will be converted into a purchase opportunity for two shares of new class A stock, and the exercise price (grant price) per share will be divided by two.

For example, an outstanding purchase opportunity for one share of old class B common stock at an exercise price of $15.00 per share will convert into a purchase opportunity for two new shares of class A common stock at an exercise price of $7.50 per share.

When you exercise your options and purchase opportunities, the number of shares issued will be divided equally as nearly as possible without issuing fractional shares among class A-1, class A-2 and class A-3 common stock. These shares will also be subject to the same sale restrictions as the shares you receive in the merger. When you exercise your options and purchase opportunities after the sale restriction periods have expired, the shares you receive will be convertible into shares of class B common stock which are freely tradeable in the public market.

**Q19.  How will I exercise the unexercised options and purchase opportunities that I hold?**

A.     The exercise process will not change. As usual, you will be required to complete the necessary forms and submit them along with payment for the cost of the stock and estimated withholding tax to the Company. After your forms have been processed, the Company will issue your shares of new class A common stock.

**Q20.  When will I be able to exercise my existing grants?**

A.     For unexercised installment stock purchase opportunity grants (ISPOs), the exercise schedule will not change after the IPO. ISPO exercises will continue to occur between December 15 and January 15 as shown on your grant certificate.

       After the IPO, cumulative installment stock purchase opportunities (CISPOs) and Stock Purchase Opportunity (SPOs), will no longer be limited to the December 15 – January 15 exercise period. You will be able to exercise them at any time after they are vested and prior to their expiration.

**Q21.  How will I know the market price when I exercise?**

A.     The Company anticipates that the market price for shares of class A common stock will be the same as the market price for publicly traded class B common stock, which will be listed on the New York Stock Exchange (ticker symbol RMK). The market price for unrestricted class B common stock should be generally available from newspapers and on the Internet. The specific procedures will be addressed in the exercise forms.

**Q22.  Will I receive new grant certificates for my unexercised stock options and purchase opportunities?**

A.     No. You will not receive new grant certificates, but you will receive a statement that lists all of your outstanding options and purchase opportunities.

**Q23.  After the sale restriction periods expire, how can I sell my shares of class A common stock?**

A.     If you wish to sell your shares of class A common stock, they will be converted into class B common stock when you sell them on the New York Stock Exchange (or another national securities market) through a stockbroker.

**Q24.  What will happen to my unexercised stock options and purchase opportunities, if my employment terminates?**

A.     The provisions of your stock options and purchase opportunities relating to termination will remain the same. Upon termination, stock options and purchase opportunities that have not vested will expire. Stock options and purchase opportunities that have vested will be exercisable in accordance with their terms. If you leave before the sale restriction periods expire, you will be issued new class B-1, B-2 and B-3 common stock when you exercise. If you leave after the sale restriction periods expire, you will receive new class B common stock when you exercise.

**Q25.  Will the Company continue to make grants under the existing stock programs?**

A.     No. The Company anticipates that all future grants will be made under the terms of the new stock program, discussed below. You will, however, be able to exercise the outstanding shares in the grants that you currently own in accordance with the terms of those grants.

## FUTURE STOCK OPTION GRANTS

**Q26. Will we have a new employee incentive stock plan?**

A.     Yes. The ARAMARK 2001 Equity Incentive Plan is the new stock ownership plan that is being proposed by the board of directors for approval by the Company's stockholders. The Company anticipates that if this plan is approved, future stock options will be granted under this new plan. Specific information about the terms of any grants will be made available at the time any such stock options are awarded.

**Q27. When will options be granted under this plan?**

A.     The Company anticipates that options under this plan will be awarded, from time to time, at future meetings of the board.

**Q28. What will the price be for any new grants awarded under this new plan after the IPO?**

A.     The Company expects that the price will be based on the market price of the publicly traded new class B common stock in effect on the date of the grant.

## FUTURE TRANSFERS OF STOCK

**Q29. Will I be able to transfer stock after the transactions are complete but before the sale restriction periods expire?**

A.     Generally no. You will be able to make permitted transfers to family members and for estate planning purposes, as you can now. The specific details of the transfer restrictions are described in detail in the preliminary proxy statement/prospectus which you should read carefully. Your permitted transferees will continue to be subject to the sale restriction periods for the stock they receive.

## FUTURE SALES OF STOCK

**Q30. Can I sell shares in the internal market between now and the completion of the IPO?**

A.     No. SEC rules prohibit the Company from purchasing your shares between now and the completion of the IPO. As a result, the Company has cancelled the June 15, 2001 – July 16, 2001 and September 15, 2001 – October 15, 2001 internal markets.

The Company realizes that this could cause hardship to employees who may need liquidity during this extended period. The Company has addressed this issue in two ways:

• It intends to offer to purchase for cash a portion of your shares in a tender offer promptly following the IPO, and

• The Company may provide emergency loans for employee stockholders on terms similar to the terms of the deferred payment loans, prior to the IPO. The decision whether to grant such loans will be made on a case-by-case basis.

**Q31. Will there be an internal market after the IPO?**

A.     No. We anticipate that the internal market will no longer be offered. You will be able to sell shares to the Company in the tender offer and into the public market at any time after each sale restriction period expires.

**Q32. Will the emergency buyback program still be available to me?**

A.     Yes. After the tender offer, the Company anticipates that it will continue the emergency buyback program until the expiration of the sale restriction period on the class A-1 common stock which will occur 180 days after the IPO.

**Q33. Will I be permitted to enter into a hedging or insurance transaction to avoid the risk of my shares decreasing in value during the applicable sale restriction period?**

A.    No. You will be prohibited from buying a ''put'' option, selling a ''call'' option, selling short or entering into any other hedging or insurance transaction relating to your restricted class A common stock and class B-1, B-2 and B-3 common stock during the applicable sale restriction period.

**Q34. Will ARAMARK still buy my shares under the stock repurchase policy if my employment terminates?**

A.    No. We anticipate that the stock repurchase policy will not be continued. Since we will be a public company, you may sell shares into the public market as sale restriction periods expire.

**Q35. Will I or my estate still be able to require ARAMARK to repurchase my shares upon my retirement, death or disability?**

A.    No. That ''put'' right is a provision of the current stockholders' agreement which will be terminated. However, until the sale restriction periods expire, the Company will consider waiving the sale restrictions or repurchasing the shares upon the death of an employee stockholder in order to pay any estate taxes and expenses.

**SELLING STOCK IN THE TENDER OFFER**

**Q36. What is an issuer tender offer?**

A.    An issuer tender offer is a formal offer by a company to repurchase some of its shares from its stockholders.

**Q37. When will the tender offer take place?**

A.    The Company intends to launch the tender offer promptly after completion of the IPO.

**Q38. Can I sell stock in the tender offer?**

A.    Yes. The Company intends to make the tender offer available to all holders of its new class A common stock, including all management stockholders, their permitted transferees, its retirement plans and all outside stockholders who owned shares prior to the merger. New class B shares purchased in the IPO or in the public market after the IPO will not be eligible for participation in the tender offer.

If your employment terminates prior to the completion of the tender offer, you will be able to participate in the tender offer.

**Q39. Do I have to sell shares in the tender offer?**

A.    No. The decision whether to sell or retain your shares is up to you.

**Q40. How many shares can I sell in the tender offer?**

A.    The Company anticipates that you, and other pre-IPO stockholders, will be able to sell in the tender offer up to 10% and possibly up to 13% of your shares.

The percentage will be set by the board of directors at the time the tender offer is launched. The board will take into consideration the amount of the net proceeds received from the IPO. No final decision will be made until the time the tender offer is launched, and even then, the Company could change the terms of the tender offer prior to its completion. The Company cannot assure you that the tender offer will occur on these terms.

**Q41. What shares can I sell in the tender offer?**

A.     You may tender as many shares of class A-1 common stock as you want, subject to the maximum percentage of stock you are allowed to tender. Of the shares of class A common stock you tender, no more than a third may be shares of class A-2 common stock and no more than a third may be shares of class A-3 common stock. Your determination of which shares, if any, to sell has important tax and other consequences. We urge you to consult your tax advisor.

       If you choose to sell the shares pledged to your bank as collateral for a loan, you must obtain authorization from your bank to release the shares. The bank may allow you to substitute non-pledged shares for pledged shares in order to release those shares for sale.

**Q42. What will be the tender offer price?**

A.     The Company anticipates that the price offered will be equal to the initial offering price in the IPO. However, no final decision will be made until the time the tender offer is launched, and even then, the Company could change the terms of the tender offer prior to its completion.

**Q43. When will the tender offer be completed?**

A.     Under the rules of the SEC, the tender offer must remain open for at least 20 business days after it begins. The Company anticipates that the expiration date will be 20 business days after commencement. However, no final decision will be made until the time the tender offer is launched, and even then, we could change the terms or extend the tender offer prior to its completion.

**Q44. When will I get paid for the shares I sell in the tender offer?**

A.     The Company will pay you promptly after the expiration of the tender offer.

**Q45. When will I learn about the actual terms of the tender offer?**

A.     All of the terms and conditions of the tender offer, including detailed instructions of how to participate, will be contained in the tender offer materials that will be distributed to you at the time the tender offer begins. You should read those materials carefully before you decide whether or not to participate in the tender offer because they will contain important information. The Company will file a Schedule TO (containing the tender offer materials) with the SEC at that time. The Schedule TO as well as other filings of ARAMARK with the SEC will also be available at the web site maintained by the SEC: http://www.sec.gov.

**SELLING STOCK IN THE PUBLIC MARKET**

**Q46. When will I be able to sell shares in the public market after the IPO?**

A.     You will not be able to sell any shares for at least 180 days after the IPO, as these shares will be subject to sale restriction periods. If you want to sell your new class A common stock after the sale restriction periods expire, it will automatically be converted into class B common stock when you sell on the New York Stock Exchange (or another national securities market) through a stockbroker.

**Q47. Will there be recommended brokers that I should use to sell my stock? Will I pay a fee?**

A.     The Company intends to establish relationships with several brokers who will be familiar with its stock ownership program. You may wish to work through one of these brokers, but are not obligated to do so. Fees are at the discretion of each broker, as is the case with any brokerage arrangement for publicly traded security transactions.

## DEFERRED PAYMENT PROGRAM/BANK LOANS

**Q48. Will the deferred payment program still be offered?**

A.    Yes. The Company anticipates that the deferred payment program will still be offered for the December 2001 – January 2002 exercise period with substantially the same provisions as before the merger. However, as with many matters related to the stock ownership program, the Company has not yet made a final decision. The Company may not offer the deferred payment program in subsequent years.

**Q49. What will happen to my outstanding deferred payment obligations?**

A.    The Company believes that the terms of your current deferred payment obligations will remain in effect.

**Q50. What will happen to those shares that are held as collateral for my obligations under the deferred payment program?**

A.    There will be no change to the collateral requirements under the program. The shares currently held as collateral for deferred payment obligations will convert into new class A common stock in the merger and will be subject to the sale restrictions periods described above.

At the time these pledged shares become eligible for sale, whether in the tender offer or when the sale restriction periods end, you may choose to sell these pledged shares. The proceeds of the sale of pledged shares will be distributed to you after the associated deferred payment obligation is paid off, as contemplated by the terms of the obligation. Alternatively, you can substitute with us non-pledged shares for the pledged shares associated with a deferred payment obligation in order to release those shares for sale without paying off the obligation.

Of course, you can always elect to apply any proceeds from sold shares that are not held as collateral to pay off your outstanding deferred payment obligation(s).

We anticipate that you will be receiving more information concerning any repayment requirement or election. We urge you to consult your tax and financial advisors.

**Q51. Will ARAMARK continue to permit rollovers of existing deferred obligations?**

A.    The Company anticipates that it will offer this program one more time in 2002. However, as with many matters relating to the stock ownership program, it has not yet made a final decision.

**Q52. Can I sell restricted pledged shares to meet my deferred payment obligations in an emergency?**

A.    No. During the sale restriction periods, you cannot sell your restricted shares to meet your deferred payment obligations.

**Q53. Will I still be able to pledge shares during the applicable sale restriction period?**

A.    Yes. You will be permitted to make bona fide pledges to ARAMARK, commercial banks, saving and loan institutions or any other lending or financial institution as security for your indebtedness to such lenders. However, your lender will be subject to the same sale restriction periods.

**Q54. What will happen to my personal bank loans and the shares my bank is holding as collateral?**

A.    Any decision concerning your personal bank loans will be made by your bank. The Company has talked to the primary lending banks and requested that they provide you with an explanation of their policies regarding your loan.

**Q55. Will my bank offer personal loans to finance future options or purchase opportunity exercises?**

A.    Any decision concerning future bank loans will be made by your bank. The Company has talked to the primary lending banks about the proposed transactions.

**TAXES**

**Q56. Will there be U.S. federal income tax consequences from the merger?**

A.    No. The merger, and the resulting conversion of your shares into new class A common stock, will not be taxable events for U.S. federal income tax purposes.

**Q57. Will there be tax consequences from the merger for a non-U.S. resident stockholder who is not a U.S. citizen?**

A.    As described above, the merger will not be a taxable transaction for you for United States federal income tax purposes. Furthermore, based on the advice the Company has received from its tax advisors, it believes:

- For stockholders subject to tax in Belgium, Canada, Hungary, Mexico and the United Kingdom, the merger will not be a taxable transaction.

- For stockholders subject to tax in Germany, the merger may be deemed a taxable sale of your current class B common stock, in which case gain is measured by the difference between the value of your current class B common stock at the time of the merger and your basis in that stock. We understand, however, that all gain due to stock held for more than 12 months and 50% of the gain due to stock held 12 months or less is exempt from German taxation.

- For stockholders subject to tax in Spain, there will be no Spanish tax consequences of the merger. Our advisors caution, however, that the law and regulation upon which this belief is based has recently undergone revision and, thus, is not entirely clear. It is possible that the merger may be a taxable transaction in Spain. The Company, with its tax advisors, is continuing to seek clarification of the law on this point and will update this answer.

Tax matters in every country are complicated and may depend upon your local circumstances. You are strongly urged to consult your local tax advisor.

**Q58. What will be the tax basis of my new shares?**

A.    For stockholders subject to tax in the United States, Belgium, Canada, Hungary, Mexico, Spain or the United Kingdom, your total stock basis in your new class A common stock will be equal to your tax basis in your old class B common stock.

For stockholders subject to tax in Germany, your total stock basis in your new class A common stock will be equal to the value of your current class B common stock at the time of the merger, which is the amount measured against your basis to determine your gain on the merger.

After the completion of the merger, the Company will send you a new Shares Owned Report which will reflect all new class A common shares owned and our estimate of the cost and tax basis of those shares. Your records may differ. You should review this with your new tax advisor.

11

**Q59. What will be the tax consequences of selling stock in the tender offer?**

A. For stockholders subject to tax in Belgium, the Company understands that any gain is exempt from the Belgian income tax.

For other stockholders, gain or loss upon the disposition of shares sold in the tender offer will be measured by reference to your basis in these shares. Such gain or loss will be taxable to persons subject to U.S. federal taxation as capital gain or loss. The Company understands that such gain or loss will be taxable to varying degrees to persons subject to tax in Canada, Germany, Hungary, Mexico, Spain and the United Kingdom. Each country taxes such gains in a different manner, using different rates, exclusions and other factors. You are strongly urged to consult your local tax advisor.

## RETIREMENT PLANS

**Q60. What will be the effect of the merger on the 401(k) plans?**

A. Each share of old class A common stock currently held by the plans will be converted into 20 shares of new class A-1 common stock. Plan participants will receive more information at a later date.

**Q61. Will the Company continue to contribute shares to the 401(k) plans?**

A. Yes. However, the Company may contribute cash in lieu of shares to address liquidity needs of the plans.

**Q62. What will be the effect of the merger on the Stock Unit Retirement Plan (SURP)?**

A. Currently the Company match in the SURP is in deferred stock units (DSU). In the merger, each deferred stock unit (DSU) for one share of old class B common stock will be converted into a DSU for two shares of new class A common stock. In addition, upon termination of employment, participants will receive, for the DSUs in their accounts, the actual shares rather than the value of such shares paid in cash. After the sale restriction periods expire, the recipient may sell his or her shares.

The Company anticipates that it will adopt a new stock unit retirement plan that will be effective for periods after the merger and the IPO. The terms of the new plan will be substantially similar to those of the existing plans.

**Q63. Will the 401(k) plans participate in the tender offer?**

A. No. Because of restrictions of the ERISA rules applicable to the 401(k) plans, the plans may not be able to sell shares in the tender offer. Instead of participating in the tender offer, the Company anticipates that the plans will sell to the Company prior to the tender offer, the same number of shares that the plans would otherwise have sold in the tender offer.

## MISCELLANEOUS

**Q64. Will the Company's relationships with clients, customers, suppliers and employees change?**

A. No. A key to our success will continue to be the strong relationships that we maintain with each of these partners.

**Q65. Will the members of the Company's executive management or board of directors change?**

A. No. We do not anticipate any changes to our executive management or our board. However, as a result of the merger and as described in the proxy statement/prospectus, instead of being elected every year, the Company's directors will be elected for three-year terms and as a result only one-third will be elected each year.

**Q66. Will the Company's employee stockholders still maintain economic and voting majority after the merger, IPO and stock buyback are complete?**

A.   Yes. Employee stockholders and the 401(k) plans will hold more than two thirds of the Company's total outstanding common stock and more than 80% of its total voting power, assuming the merger, IPO and stock buyback go forward as currently contemplated.

**Q67. Will the Company still encourage employee ownership?**

A.   Yes. The Company believes that it is important for its managers and employees to continue to have a significant investment in the Company so that they will be motivated to strive for its continued success and share in its potential rewards. After the initial transactions are complete, employees and the 401(k) plans will still own more than two thirds of the Company's common stock.

**Q68. What happens if the Company's stockholders do not approve the transactions?**

A.   If stockholder approval is not obtained, the merger, IPO and tender offer will not occur, and the stockholders' agreement will not be terminated. The Company will remain private and will continue to operate its business as it has in the past. In addition, the current features of the employee stockholder ownership programs will not change.

**Q69. Can the board of directors cancel the transactions even if the stockholders approve them?**

A.   Yes. If at any time the board of directors decides that it is not of the best interest of the Company and its' stockholders to proceed, the board will terminate the transactions.

**Q70. How long will it take to complete the proposed transactions?**

A.   It's difficult to predict. Typically in an IPO and merger, the SEC reviews the documents and makes several rounds of comments before the prospectus and proxy statement become final and stockholders have an opportunity to vote. The Company hopes to have the proposed transactions completed before calendar year end, but the timing could vary.

**Q71. What will happen to the ARAMARK name?**

A.   The Company's name will remain the same. "ARAMARK Corporation."

**Q72. Are there any risks as a result of the IPO?**

A.   Yes. The value of your stock will be subject to the ups and downs of the stock market. Initially there also will be restrictions on when you can sell your shares which may create some risk for you.

The Company will continue to be subject to the risks its business faces every day. More significant risks are discussed in the preliminary proxy statement/prospectus under "Risk Factors." You should review these risks carefully.

**Q73. Did the Company consider any other options besides an IPO?**

A.   The Company's senior management considered other possible strategic alternatives and concluded that pursuing the IPO would be the best way to accomplish its goals.

**Q74. What percentage of the stockholder vote is required to approve these matters?**

A.     A majority of the Company's outstanding shares must be voted in favor of the merger. A majority of the shares present and entitled to vote at the special meeting is required to approve the 2001 Equity Incentive Plan. These votes will take place at a special stockholders meeting.

**Q75. Will the Company pay dividends after the IPO?**

A.     No. The Company does not currently intend to begin paying cash dividends after the IPO. However, the declaration of future dividends on the Company's common stock, if any, will be subject to the discretion of the board of directors, and will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions and other factors the board of directors may deem relevant.

## WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

| | | |
|---|---|---|
| Public Reference Room | Northern Regional Office | Northern Atrium Center |
| 450 Fifth Street, N.W. | 7 World Trade Center | 500 W. Madison Street |
| Room 1024 | Suite 1300 | Suite 1400 |
| Washington, DC 20549 | New York, New York 10048 | Chicago, IL 60661 |

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

Our filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov".

We filed a registration statement on Form S-4 to register with the SEC the shares of new class A common stock to be delivered in connection with the merger. This document is a part of that registration statement and constitutes our proxy statement/prospectus. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement. We also have filed a registration statement on Form S-1 relating to our proposed public offering of shares of new class B common stock. You may obtain copies of the Form S-4 and Form S-1 (and any amendments to that document) in the manner described above.

This document incorporates by reference the following documents that we have previously filed with the SEC.

Our SEC Filings (File No. 001-08827)

| | |
|---|---|
| Annual Report on Form 10-K . . . . . . . . . . . . . . | Fiscal year ended September 29, 2000 |
| Quarterly Report on Form 10-Q . . . . . . . . . . . | Quarterly periods ended December 29, 2000 and March 31, 2001 |

We are incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date that the offering of our common shares through this document is completed. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included in this document.

You should rely only on the information contained or incorporated by reference in this document when deciding how to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated          , 2001. You should not assume that the information contained in this document is accurate as of any date other than this date, and neither the mailing of this document nor the delivery of new common shares in connection with the merger will create any implication to the contrary. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

You may also request a copy of those materials, free of cost, by writing or telephoning us at the following address:

Christopher Hardwick
ARAMARK Tower,
1101 Tower Street
Philadelphia, Pennsylvania 19107
Telephone: (215) 238-7104

## SUMMARY

*This summary highlights information contained elsewhere in this proxy statement/prospectus and may not include all of the information that is important to you. Our fiscal year ends on the Friday nearest September 30 in each year, and is subject to change, by resolution of the board of directors. When we refer to fiscal years, we say fiscal and the year number as in fiscal 2000. In this proxy statement/prospectus, references to leading and largest or references to a position in a market are based on fiscal 2000 sales We urge you to read the entire proxy statement/prospectus carefully, including "Risk Factors" and the other documents that we refer you to. See "Where You Can Find More Information About Us" on page 15.*

## ARAMARK Corporation

We are a leading provider of a broad range of outsourced services to business, educational, healthcare and governmental institutions and sports, entertainment and recreational facilities. We have leadership positions in food and support services, uniform and career apparel services and childcare and early education. We seek to continue to capitalize on favorable outsourcing trends by offering a large and diverse client base an expanding portfolio of services to meet their outsourcing needs. In fiscal 2000, we reported sales of approximately $7.3 billion and net income of approximately $168 million. Over the past five years, primarily by expanding our food and support service offerings, maintaining our diverse base of existing client relationships, maintaining high retention rates and increasing our uniform capabilities, we have achieved compound annual sales growth of 8.1% and compound annual operating income growth of 12.8%, adjusted to exclude two divested non-core business lines. We believe we will continue to rapidly grow our business by capitalizing on the continuing growth of the outsourcing market, our market leadership positions and the added access to capital that the public offering will provide us.

The following diagram provides a brief overview of our business:



**ARAMARK**

| | | | | | |
|---|---|---|---|---|---|
| **Business Groups:** | **Food and Support Services** | | **Uniform and Career Apparel** | | **Educational Resources** |
| **Operating Segments:** | **United States** | **International** | **Rental** | **Direct Marketing** | **Educational Resources** |
| **Fiscal 2000 (a): Sales:** | $4,396.3 | $1,001.9 | $969.6 | $455.7 | $439.4 |
| **Operating Income:** | $244.5 | $40.2 | $118.5 | $10.8 | $32.3 |
| **Services:** | Food, refreshment, support services, facility maintenance and housekeeping | Food, refreshment, support services, facility maintenance and housekeeping | Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other items | Direct marketing of personalized uniforms, career apparel and public safety equipment | Infant, toddler, pre-school and school age learning programs |

(a) Dollars in millions. Operating income excludes $26.7 million of corporate and other expenses.

17

We are the second largest food service company in the United States. In most of the other countries in which we operate we are among the top three. Our uniform and career apparel business is the second largest in the United States and provides both rental and direct marketing services. Our childcare and early education business is the second largest in the United States, serving more than 100,000 children. Through our expansive service offerings and geographic presence, our approximately 185,000 employees serve millions of clients and customers around the world, providing services that are key to the successful operations of our clients.

### Our Strengths

Our principal strengths include:

- **Leadership in the Growing Outsourced Services Market.** Allows us to capitalize on the growth of outsourcing worldwide, which is outpacing overall economic growth.

- **Broad Portfolio of Services.** Enables us to meet a wide variety of our clients' outsourcing needs and provides us with numerous opportunities for continued growth.

- **Diverse Client Base and Strong Client Retention.** Provides us with a large, multifaceted source of sales, earnings and cash flow.

- **Significant Scale and Strong Operating Infrastructure.** Enables us to efficiently deploy our large and flexible workforce and realize economies of scale.

- **Entrepreneurial Culture and High Level of Employee Ownership.** Focuses our people on the creation of shareholder value and effectively aligns their interests with those of our company and our other stockholders.

<center>**Our Strategies**</center>

Building on these strengths, we will continue our growth through the following strategies:

- **Capitalize on Favorable Outsourcing Trends.**   Worldwide annual demand for outsourced food and support services and uniform services is estimated to exceed $400 billion. Our markets continue to grow as more organizations decide to outsource non-core support services, and we believe we are well positioned to capitalize on this trend. Our strategy includes identifying and educating existing and potential clients in current and new sectors on the benefits of outsourcing non-core activities.

- **Increase Base Sales Through Expanded Client Partnerships.**   A key element of our growth strategy is to increase sales at our existing client locations by:

    — increasing the participation in our service offerings by our clients' employees, students, patients and customers;

    — increasing the per capita spending by consumers of our services; and

    — providing additional services to our clients.

    We seek to increase consumer participation and per capita spending primarily through innovative marketing and merchandising programs directed at the ultimate consumers of our services, and we seek to increase our sales to existing clients by expanding their use of our broad array of services.

- **Expand Margins by Realizing Additional Operating Efficiencies.**   Our scale and infrastructure allow us to effectively manage our key labor, food and uniform costs, which together represented approximately 73% of our total costs in fiscal 2000. We believe we can continue to expand margins through the increasingly efficient use of our workforce, the application of information systems, expanded purchasing and inventory management programs and increased in-house uniform manufacturing.

- **Increase Penetration of International Markets.**   We believe that the significant size and the low penetration rates of international markets present a substantial growth opportunity. We intend to increase our presence in these places in which we currently operate and to expand into additional countries.

- **Pursue and Integrate Strategic Acquisitions.**   We intend to continue to strengthen our existing business through additional acquisitions and strategic investments in the United States and other countries. We believe this offering will better position us to take advantage of strategic opportunities by providing a publicly traded security and by increasing our financial flexibility.

# THE SPECIAL MEETING

**Date and Time** . . . . . . . . . . . . .    , 2001, at      A.M.

**Location** . . . . . . . . . . . . . . . . .    The sixteenth floor of ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania.

**Record Date** . . . . . . . . . . . . . . .    , 2001. Only stockholders of record as of the close of business on the record date will be entitled to vote at the special meeting.

**Voting Shares Held in Retirement Plan Trusts** . . . . . . .    If you are a participant in the Retirement Savings Plan (the "RSP") or the Uniform Career Apparel Group Retirement Savings Plan (the "AUCA Plan"), you may direct voting of shares allocated to your account by executing and returning to U.S. Trust Company, N.A. voting instructions that are included with this proxy statement/prospectus.

**Shares Entitled to Vote** . . . . . . . .    We had      shares of common stock outstanding and entitled to vote as of the close of business on the record date. These shares are the only securities that may be voted at the special meeting. Each share of class A common stock is entitled to one vote on the proposals and each share of class B common stock is entitled to one vote on the proposals. U.S. Trust Company, N.A., as trustee, owns      shares, which constitute   % of our outstanding common stock entitled to vote as of the record date. The Company's executive officers and directors as a group currently own    % of our common stock and it is currently expected that they will vote to approve the merger and the 2001 Equity Incentive Plan.

**Quorum** . . . . . . . . . . . . . . . . . .    Holders of a majority of the issued and outstanding shares of our common stock, present in person or by proxy, will constitute a quorum for the transaction of business at the special meeting.

**Votes Required** . . . . . . . . . . . . . .    A majority of all issued and outstanding shares of our class A common stock and class B common stock entitled to vote and voting as one class is required to adopt the merger agreement at the special meeting. A majority of the shares of our common stock present in person or by proxy and entitled to vote at the special meeting is required to approve the 2001 Equity Incentive Plan.

**Appraisal Rights** . . . . . . . . . . . .    Holders of class B common stock will not be entitled to appraisal rights as a result of the merger because the Delaware General Corporation Law (the "DGCL") provides that holders of shares are not entitled to appraisal rights if at the record date fixed to determine stockholders entitled to receive notice of and to vote at the meeting to act upon the merger the shares were held of record by more than 2,000 holders and such stockholders are not required to accept anything in the merger except shares of the surviving corporation. Subject to compliance with the procedures set forth in Section 262 of the DGCL , the full text of which is included as Annex      to this proxy statement/prospectus, holders of class A common stock are entitled to appraisal rights as a result of the merger. Any demand for appraisal must be made prior to the stockholder vote on the merger agreement at the special meeting. Holders of class A common stock who, prior to the stockholder vote on the merger agreement at the special meeting, properly demand appraisal of their shares will have the right to obtain a cash payment for the "fair value" of their shares (excluding any element of value arising from the accomplishment or expectation of the merger), together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Such "fair value" would be determined in judicial proceedings, the result of which cannot be predicted. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of class A common stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of class A common stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of class A common stock entitled to appraisal. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in the loss of appraisal rights. Holders considering seeking appraisal should be aware that the fair value of their shares of class A common stock as determined under Section 262 could be more than, the same as or less than (i) the value of the shares of new class A common stock that they would otherwise receive if they did not seek appraisal of their shares of old class A common stock or (ii) the appraised value of the shares of the class A common stock as calculated by our independent appraisal firm as part of the Company's quarterly appraisal process.

**Written Consent Required** . . . . .  It is a condition to the merger that we receive executed consents from management investors (as defined in the stockholders' agreement) who hold, in combination with their permitted transferees (as defined in the stockholders' agreement) at least a majority of the shares held by management investors and their transferees and from holders of at least three-fourths of the shares of stockholders who are institutional and individual investors (as defined in the stockholders' agreement) as a whole to an amendment to the stockholders agreement to provide that it will terminate upon the consummation of the merger.

# SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated financial and other data. Throughout this proxy statement/prospectus, our fiscal years ended on September 27, 1996, October 3, 1997, October 2, 1998, October 1, 1999 and September 29, 2000 are referred to as fiscal 1996, fiscal 1997, fiscal 1998, fiscal 1999 and fiscal 2000, respectively. The historical data for each of the fiscal years in the five year period ended September 29, 2000 are derived from our consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The data for the six month periods ended on March 31, 2000 and March 30, 2001 are derived from our unaudited condensed consolidated financial statements which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the six month periods to be indicative of full year results. The following data should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition incorporated by reference herein.

| | Fiscal | | | | | Six Months Ended | |
| | 1996 | 1997(1) | 1998 | 1999 | 2000 | March 31, 2000 | March 30, 2001 |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | (in millions, except per share amounts) | | | | | | |
| **Income Statement Data:** | | | | | | | |
| Sales | $6,368.9 | $6,576.1 | $6,638.9 | $6,742.3 | $7,262.9 | $3,514.0 | $3,828.3 |
| Operating income(2) | 295.2 | 331.9 | 333.1 | 375.2 | 419.6 | 169.0 | 191.0 |
| Interest and other financing costs, net | 116.0 | 116.0 | 117.3 | 135.8 | 147.8 | 70.5 | 82.1 |
| Income before extraordinary item(3) | 112.2 | 146.1 | 133.7 | 150.2 | 168.0 | 60.1 | 67.2 |
| Net income | 109.5 | 146.1 | 129.2 | 150.2 | 168.0 | 60.1 | 67.2 |
| Pro forma net income(4) | | | | | [    ] | | [    ] |
| Earnings per share:(5) | | | | | | | |
| Income before extraordinary item: | | | | | | | |
| Basic | $0.42 | $0.58 | $0.59 | $0.80 | $0.94 | $0.33 | $0.39 |
| Diluted | 0.40 | 0.55 | 0.55 | 0.74 | 0.88 | 0.31 | 0.37 |
| Net income: | | | | | | | |
| Basic | $0.41 | $0.58 | $0.57 | $0.80 | $0.94 | $0.33 | $0.39 |
| Diluted | 0.39 | 0.55 | 0.53 | 0.74 | 0.88 | 0.31 | 0.37 |
| Pro forma net income:(4) | | | | | | | |
| Basic | | | | | $[    ] | | $[    ] |
| Diluted | | | | | [    ] | | [    ] |
| **Other Financial Data:** | | | | | | | |
| EBITDA(7) | $478.0 | $523.6 | $528.9 | $568.9 | $640.4 | $273.4 | $310.0 |

| | | | | | | March 30, 2001 | |
| | | | | | | Actual | Pro Forma(4) |
| --- | --- | --- | --- | --- | --- | --- | --- |
| **Balance Sheet Data (at period end):** | | | | | | | |
| Total assets | $2,844.8 | $2,753.6 | $2,741.3 | $2,870.5 | $3,199.4 | $3,136.6 | $[    ] |
| Long-term borrowings: | | | | | | | |
| Senior | 1,160.8 | 1,084.9 | 1,678.3 | 1,583.0 | 1,777.7 | $1,763.6 | [    ] |
| Subordinated | 161.2 | 129.0 | 26.7 | 26.7 | — | — | — |
| Stockholders' equity (deficit)(6) | 296.2 | 370.0 | (78.9) | 126.6 | 111.5 | 154.1 | [    ] |

(1) Fiscal 1997 is a fifty-three week period.

(2) Operating income is net of goodwill amortization expense of $20.8 million in fiscal 1996, $22.2 million in fiscal 1997, $22.1 million in fiscal 1998, $21.3 million in fiscal 1999, $22.2 million in fiscal 2000, $10.9 million in the six month period ended March 31, 2000 and $13.0 million in the six month period ended March 30, 2001.

(3) During fiscal 1996 and fiscal 1998, we redeemed or replaced certain of our indebtedness, resulting in extraordinary charges, net of taxes of $2.7 million in fiscal 1996 and $4.5 million in fiscal 1998.

(4) The pro forma net income and earnings per share information for fiscal 2000 and the six month period ended March 30, 2001 assumes $          million of the net offering proceeds are used to fund a cash tender offer for          shares of class A common stock at a price of $          per share, and a repurchase from the 401(k) plans of          shares of class A common stock at a price of $      per share, with the remaining net offering proceeds of approximately $          used to repay borrowings under our senior revolving credit facility. The pro forma net income and earnings per share information assumes the offering and the stock buyback were completed at the beginning of the respective periods. Pro forma net income assumes a reduction of interest expense net of tax of approximately $          million for fiscal 2000 and $          million for the six month period of fiscal 2001. The weighted average shares outstanding used to compute pro forma diluted earnings per share were          million and          million for fiscal 2000 and the six month period of fiscal 2001. The pro forma balance sheet information assumes the offering and the stock buyback were completed on March 30, 2001.

(5) Earnings per share amounts reflect the merger exchange ratios, which will have the effect of a two-for-one stock split. The weighted average shares outstanding for purposes of computing diluted earnings per share are as follows: 280.6 million in fiscal 1996, 264.9 million in fiscal 1997, 243.9 million in fiscal 1998, 203.0 million in fiscal 1999, 190.2 million in fiscal 2000, 195.3 million in the six month period ended March 31, 2000 and 181.9 million in the six month period ended March 30, 2001.

(6) Fiscal 1998 stockholders' equity (deficit) reflects the repurchase of approximately $530 million of our old class A common stock pursuant to a cash tender offer in June 1998.

(7) EBITDA represents net income before interest, taxes, depreciation and amortization, a measurement used by management to measure operating performance. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to represent cash flow from operating activities. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Actual cash flow from operating activities was $239.3 million in fiscal 1996, $230.1 million in fiscal 1997, $276.7 million in fiscal 1998, $293.2 million in fiscal 1999 and $407.1 million in fiscal 2000 and $120.0 million in the six month period ended March 31, 2000 and $209.1 million in the six month period ended March 30, 2001.

# RISK FACTORS

**Risks Relating to ARAMARK's New Certificate of Incorporation and Bylaw Provisions and the Public Offering**

The class A common stock that you receive in the merger initially will be illiquid.

The new class A common stock that you receive as a result of the merger will not be listed on a national securities exchange or traded in an organized over-the-counter market. In addition, ARAMARK's new certificate of incorporation will further restrict transferability of your new class A shares. Under these provisions, class A-1, class A-2 and class A-3 common stock may not be transferred to anyone other than a permitted transferee until 180 days, 360 days or 540 days after the pricing of our public offering, as the case may be.

You also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction relating to your common stock which is subject to transfer restrictions during the applicable restricted periods.

We anticipate that the internal market will no longer be offered after the merger and the public offering are completed and after the termination of the stockholders' agreement you will no longer be able to require us to repurchase your shares upon your normal retirement, death or disability. Therefore, you may not be able to sell or transfer the new class A common stock that you receive for a period of time.

The market price of our new class B common stock may be volatile, which could cause the value of your investment in ARAMARK to decline.

Because your class A common stock will be converted into class B common stock if you sell your class A common stock to anyone other than a family member or similar person to whom shares are transferred for estate planning purposes, the market price of our class B common stock will determine the value of our class A common stock. Any of the following factors, among others, could affect the market price of our class B common stock:

- changes in earnings estimates by financial analysts
- our failure to meet financial analysts' performance expectations
- changes in market valuations of other companies in our industries
- the expiration of the transfer restrictions to which the class A or class B-1, B-2 or B-3 common stock is subject which could result in additional shares being sold in the market
- general market and economic conditions

In addition, many of the risks described elsewhere in this "Risk Factors" section could materially and adversely affect our stock price. The stock markets have experienced price and volume volatility that has affected many companies' stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our class B common stock and the value of your shares.

**Our certificate of incorporation and bylaw provisions, and several other factors, could limit another party's ability to acquire us without the approval of our board of directors and deprive you of the opportunity to obtain a takeover premium for your shares.**

A number of provisions that are in our certificate of incorporation and bylaws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our certificate of incorporation provides that stockholders may not act by written consent and may not call a special meeting.

Our certificate of incorporation provides for a classified board of directors and authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of our outstanding stock and could adversely affect the prevailing market price of the class B common stock. The rights of the holders of class B common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future. Under our rights agreement, each share of our common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $      , subject to adjustment, one one-hundredth of a share of Series C junior participating preferred stock under circumstances provided for in the rights agreement. If any person other than our employee benefit plans or Mr. Neubauer acquires more than 15% of our class B common stock, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value two times the purchase price.

In addition, our capital structure may deter a potential change in control because our voting power will be concentrated in our new class A common stock. These shares will be held by our current stockholders and, upon any valid transfer to someone who is not a "permitted transferee," will automatically convert into new class B common stock. This automatic dilution of voting power in the hands of a potential acquiror would have the effect of preventing that potential acquiror from obtaining voting control despite acquiring a majority of the new class A common stock and therefore may be a deterrent to a potential acquisition transaction. We anticipate that in the future we will issue class A common stock to our managers and employees, which may include managers and employees of companies we acquire. Our managers and employees may be less inclined to accept a takeover offer for their shares than other stockholders.

**Sales by current stockholders of a large number of our shares could cause the value of your shares to decline**

As the transfer restrictions on the new class A common stock expires, those shares will be eligible to be sold, including in the public market, upon automatic conversion into class B common stock. Substantial numbers of our shares are held by management, employees and employee benefit plans, and by heirs and descendants of those employees. These holders have owned their shares for many years and have not had access to a public market in which to sell their shares. We cannot assure you that these significant stockholders will not take advantage of a public market to sell significant amounts of their stock. Substantial sales could adversely affect the market value of the new class B common stock and the value of your shares of class A common stock.

**Risks Relating to Our Business**

*General*

**Unfavorable economic conditions and increased operating costs adversely affect our results of operations and financial condition.**

Recently, our food and support services and uniform and career apparel segments have been adversely affected by weaker economic conditions in the United States, particularly with respect to manufacturing and technology clients. Production cutbacks in the manufacturing industry have adversely affected our results of operations for the first six months of fiscal 2001. Layoffs and business downturns have increased among our business clients, which has negatively affected our sales. A national or international economic downturn reduces demand for our services in each of our operating segments, which has resulted, and may in the future result, in the loss of business or increased pressure to contract for business on less favorable terms than our generally preferred terms.

Our profitability could be adversely affected if we were faced with cost increases for food, fuel, utilities, wages, piece goods, clothing and equipment, especially to the extent we were unable to recover such increased costs through increases in the prices for our services, due to general economic conditions, competitive conditions, or both. For example, substantial increases in the cost of fuel and utilities have resulted in substantial cost increases in our uniform services business, and to a lesser extent in our food and support services segment, which have not been fully recoverable due to general economic conditions, competitive conditions, or both. In particular, our business segments that operate in California have been negatively impacted by significant increases in electricity, natural gas and fuel costs. Increases in energy costs particularly impact our uniform and career apparel business.

**Our business may suffer if we are unable to hire and retain sufficient qualified personnel or if labor costs continue to increase.**

Over the past several years, the United States has experienced reduced levels of unemployment. This has created a shortage of qualified workers at all levels. Given that our workforce requires large numbers of entry level and skilled workers and managers, continuation of low levels of unemployment could compromise our ability in certain of our businesses to continue to provide quality service or compete for new business. From time to time, we have had difficulty in hiring and maintaining qualified management personnel, particularly at the entry management level. We will continue to have significant requirements to hire such personnel. Our success depends to a substantial extent on the ability and experience of our management, particularly our Chairman and Chief Executive Officer, Joseph Neubauer. After the initial public offering, we may experience more employees leaving our employ, as employees will now have the ability to leave our employ with their ARAMARK common stock, which they could not previously do, and with potentially more financial resources. We also regularly hire a large number of part-time workers, particularly in our food and support services segments. Any difficulty we may encounter in hiring such workers could result in significant increases in labor costs, all of which could have a material adverse effect on our business, financial condition and results of operations. Competition for labor has resulted in wage increases that in some recent periods have had the effect of substantially increasing our labor costs. Due to the labor intensive nature of our businesses, a continued shortage of labor or increases in wage levels in excess of normal levels could have a material adverse effect on our results of operations.

**Our expansion strategy involves risks.**

We may seek to acquire companies or enter into joint ventures that complement our business, and our inability to complete acquisitions, integrate acquired companies successfully or enter into joint ventures may render us less competitive. We may be evaluating acquisitions or engage in acquisition negotiations at any given time. We cannot assure you that we will be able to identify acquisition candidates or joint venture partners on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain additional financing for acquisitions. Such additional financing could be restricted by the terms of our debt agreements or it could be more expensive than our current debt. In addition, our ability to control the planning and operations of our joint ventures may be subject to numerous restrictions imposed by the joint venture agreements. Our joint venture partners may also have interests which differ from ours.

The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a materially adverse effect on our financial condition, operating results and cash flow. After this offering, we may finance acquisitions through the issuance of additional shares of our common stock.

**Our international business results are influenced by currency fluctuations and other factors that are different than in the U.S. market.**

A significant portion of our sales is derived from international markets. During fiscal 2000, approximately 14% of our sales were generated outside the United States. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar.

Our international operations are also subject to other risks, including national, provincial and local regulatory requirements; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; risk of nationalization of private enterprises; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and local political and social conditions. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition and results of operations.

**Our operations are seasonal.**

In the first and second fiscal quarters, within the Food and Support Services—United States segment, there is a lower level of sales at the historically higher margin sports, entertainment and recreational food service operations which is partly offset by increased activity in the educational sector. In the third and fourth fiscal quarters, there has historically been a significant increase in sales at sports, entertainment and recreational accounts, which is partially offset by the effect of summer recess in the educational sector. The sales of WearGuard®, one of our direct marketing companies, generally increase during the first quarter of the fiscal year because of the onset of colder weather in the northern tier of the United States as well as the gift giving holidays. For these reasons, a quarter to quarter comparison is not a good indication of our performance or how we will perform in the future.

**Our indebtedness may restrict certain growth opportunities.**

As of March 30, 2001, on a pro forma basis, we would have had approximately $      billion of outstanding indebtedness. The size of our indebtedness may restrict the pursuit of certain new business opportunities. We will also have to use a substantial portion of our cash flow to service our debt, which may prevent us from pursuing certain new business opportunities and certain acquisitions. Failure to maintain certain financial ratios could cause us to violate the terms of our credit facility agreements and thereby result in acceleration of our indebtedness impair our liquidity and limit our ability to raise additional capital. Our failure to make required debt payments could result in an acceleration of our indebtedness, in which case the lenders thereunder would be entitled to exercise their remedies. We may incur additional indebtedness in the future.

**Requirements imposed by governmental regulations or interpretation of governmental regulations may change and require us to incur substantial expenditures to comply.**

We are subject to governmental regulation at the federal, state, provincial and local level in many areas of our business, such as food safety and sanitation, the sale of alcoholic beverages, environmental issues, childcare and the services we provide in connection with governmentally funded entitlement programs. While we endeavor to attain and maintain compliance with all applicable laws and regulations, governmental units may make changes in the regulatory frameworks within which we operate that may require either the corporation as a whole or individual businesses to incur substantial increases in costs in order to comply with such laws and regulations. While we attempt to comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations or interpretations thereof at all times or that we will be able to comply with any future laws, regulations or interpretations thereof. If we fail to comply with applicable laws and regulations, we may be subject to criminal sanctions or civil remedies, including fines or injunctions. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our business and results of operations.

**Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.**

A portion of our sales, estimated to be approximately 15% in fiscal 2000, is derived from contracts with U.S. federal, state and local governments and agencies. Changes or new interpretations in the regulatory framework applicable to services provided under governmental contracts or bidding procedures, particularly by our food and support services businesses, could result in modifications to the methods we apply to price government contracts and in contract terms of shorter duration than we have historically experienced, which could result in sales profits lower than we have historically achieved, which could have an adverse effect on our results of operations.

*Food and Support Services*

**Competition in our industry could adversely affect our results of operations.**

There is significant competition in the food and support services business from local, regional, national and international companies, of varying sizes, many of which have substantial financial resources. Our ability to successfully compete depends on our ability to provide quality services at a reasonable price and to provide value to our customers. Certain of our competitors may be willing to underbid us or accept a lower profit margin or expend more capital in order to obtain or retain business. In addition, existing or potential clients may elect to self operate their food service, eliminating the opportunity for us to compete for the account. While we have significant international presence, should business sector clients require multi-national bidding, we may be placed at a competitive disadvantage because we may not be able to offer services in as many countries as some of our competitors.

**Sales of sports, entertainment and recreational services would be adversely affected by a decline in attendance at client facilities or by reduction or cessation of events.**

The portion of our food and support services business which provides services in public facilities such as stadiums, arenas, amphitheaters convention centers and tourist and recreational attractions is sensitive to an economic downturn, as expenditures to attend sporting events or concerts, take vacations, or hold or attend conventions is funded to a partial or total extent by discretionary income. A decrease in such discretionary income on the part of potential attendees at events in our clients' facilities could result in a reduction in our sales.

Further, because our exposure to the ultimate consumer of what we provide is limited by our dependence on our clients to attract customers to their facilities and events, our ability to respond to such a reduction in our sales is limited. For example, we have recently experienced an increase in event cancellation at convention centers which we believe is attributable to the current economic slowdown. There are other occurrences which could reduce events in a facility or attendance at an event including labor disruptions involving sports leagues, poor performance by the teams playing in a facility and inclement weather, which would adversely affect sales and reduce profits. Our sales and results of operations were adversely affected by the labor stoppage that disrupted the 1994 and 1995 Major League Baseball seasons. The current Major League Baseball Collective Bargaining Agreement expires after the 2001 season. A shortened or cancelled 2002 season could result in a substantial loss of sales at Major League Baseball stadiums. In addition, many professional sports teams, including some of our clients, are currently either planning to move to a new facility or are considering doing so. Generally our sports facility contracts do not entitle us to move to a new facility when the sports team tenant of the present facility moves.

**The pricing and cancellation terms of our food and support services contracts may constrain our ability to recover costs and to make a profit on our contracts.**

The amount of risk that we bear and our profit potential vary depending on the type of contract under which we provide food and support services. We may be unable to fully cover costs on contracts that limit our ability to increase prices or to recover costs. In addition, we provide many of our services under short term, open ended cancellable contracts. Some of our profit and loss contracts contain minimum guaranteed remittances to our client regardless of our sales or profit at the facility involved. If sales do not exceed costs under a contract which contains minimum guaranteed commissions, we will be liable for bearing any losses which are incurred, as well as the guaranteed commission. Generally, our contracts limit our ability to raise prices on the food, beverages and merchandise we sell within a particular facility without the client's consent. In addition, some of our contracts exclude certain events or products from the scope of the contract, or give the client the right to modify the terms under which we may operate at certain events. The refusal by individual clients to permit the sale of some products at their venues, or the imposition by clients of limits on prices which are not economically feasible for us, could adversely affect our sales and results of operations.

**Claims of illness or injury associated with the service of food and beverage to the public could adversely affect us.**

Claims of illness or injury relating to food quality or handling are common in the food service industry, and a number of these claims may exist at any given time. As a result, we could be adversely affected by negative publicity resulting from food quality or handling claims at one or more of the facilities that we serve. In addition to decreasing our sales and profitability at our facilities, adverse publicity could negatively impact our service reputation, hindering our ability to renew contracts on favorable terms or to obtain new business. In addition, broader trends in food consumption, such as the recent concern about beef consumption in Europe, may from time to time disrupt our business.

**One distributor provides approximately 55% of our U.S. food and non-food products, and if our relationship or their business were to be disrupted, we could experience short term disruptions to our operations and cost structure.**

If our relationship with, or the business of, our main U.S. distributor of our food and non-food products were to be disrupted, we would have to arrange alternative distributors and our operations and cost structure could be adversely affected in the short-term.

**Governmental regulations may subject us to significant liability.**

Our operations are subject to various governmental regulations, including those governing:

- the service of food and alcoholic beverages;
- minimum wage and employment;
- governmentally funded entitlement programs;
- environmental protection; and
- human health and safety.

The regulations relating to each of our food and support service sectors are many and complex. For example, while there are a variety of regulations at various governmental levels relating to the handling, preparation and serving of food (including in some cases requirements relating to the temperature of food), and the cleanliness of food production facilities and the hygiene of food-handling personnel, these regulations are enforced primarily at the local public health department level. While we attempt to fully comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. Furthermore, additional or amended regulations in this area may significantly increase the cost of compliance.

We serve alcoholic beverages at many facilities, and must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the patron. Although we sponsor regular training programs in cooperation with state authorities to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us. There can be no assurance that additional regulation in this area would not limit our activities in the future or significantly increase the cost of regulatory compliance. We must also obtain and comply with the terms of licenses in order to sell alcoholic beverages in the states in which we serve alcoholic beverages. Some of our contracts require us to pay liquidated damages during any period in which our liquor license for the facility is suspended, and most contracts are subject to termination if we lose our liquor license for the facility.

*Uniform and Career Apparel*

**Competition in the uniform rental industry could adversely affect our results of operations.**

We have a number of major national competitors with significant financial resources. In addition there are strong regional and local uniform suppliers, whom we believe may have strong customer loyalty. While most customers focus primarily on quality of service, uniform rental is a price-sensitive service and if existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which would reduce our sales and profits. The uniform rental business requires investment capital for growth. Failure to maintain capital investment in this segment would put us at a competition disadvantage.

**Environmental regulations may subject us to significant liability and limit our ability to grow.**

Our uniform rental segment is subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent wastewater and other residues through publicly operated treatment works or similar government facilities and are subject to volume and chemical discharge limits and penalties and fines for non-compliance. In the past, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials, and there can be no assurance that we will not have to expend material amounts to rectify the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. While we conduct diligence investigations on acquired properties and attempt to fully comply with all applicable laws and regulations, there can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. In addition, such regulations may limit our ability to identify suitable sites for new or expanded plants.

*Educational Resources*

**Competition in the childcare and early education industry is extensive and competitors may price their offerings below ours, which could cause a reduction in our sales and profits.**

Local nursery schools, childcare centers and in-home providers generally charge less for their services than we do. Many church-affiliated and other non-profit childcare centers have lower operating expenses than we do and may receive donations and/or other funding to subsidize operating expenses. Consequently, operators of such centers often charge tuition rates that are less than our rates. In addition, fees for home-based care are normally substantially lower than fees for center-based care because providers of home-based care are not always required to satisfy the same health, safety, insurance or operational regulations as our centers. Our competition also includes other large, geographically broad-based, for-profit early education and childcare companies. In addition, a number of states and local governments are operating or considering operating public preschools. In recent periods, reduced enrollment at mature centers and competitive pricing pressures have reduced our sales and profits.

**Adverse publicity and litigation concerning incidents at childcare centers could adversely affect our business and results of operations.**

Parent trust and referrals by other parents are very significant in the maintenance and growth of our business, and any decrease in trust or referrals can adversely affect our business. This trust is directly related to our reputation and favorable brand identity. However, like both our major competitors and many other childcare providers, we are periodically subject to litigation alleging negligent hiring, training or supervision, inappropriate contact with children or other acts arising out of alleged incidents at our centers. Any adverse publicity concerning such incidents at one of our childcare centers, or childcare centers generally, could damage our reputation and could have an adverse effect on enrollment at our centers. Claims in the past have been covered by insurance. We believe our current claims will be covered by insurance. However, our insurance premiums may increase substantially in the future as a consequence of conditions in the insurance business generally, or our situation in particular, and continuing publicity with respect to alleged instances of child abuse in our industry could result in our inability to obtain insurance without a substantial increase in cost. Furthermore, our current or future insurance coverage may not protect us against all such claims.

**The childcare industry is heavily regulated and our failure to comply with those regulations could subject us to substantial liability or inhibit our ability to operate.**

Childcare centers are subject to numerous state, local and federal regulations and licensing requirements which generally cover the fitness and adequacy of buildings and equipment, the ratio of staff to enrolled children, staff training, record keeping, the dietary program, the curriculum and compliance with health and safety standards, and if we fail to comply with these, we may be prohibited from operating one or more of our childcare centers. Some changes, such as increasing the ratio of staff to enrolled children, can result in significantly increased costs to operate our business. If one of our centers fails to comply with applicable regulations, that center could be subject to state sanctions. These sanctions may include fines, corrective orders, probation or, in more serious cases, suspension or revocation of the center's license to operate. Changes in the regulatory frameworks within which we operate may cause us to incur substantial increases in costs in order to comply. While we attempt to fully comply with all applicable laws ad regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. If we fail to comply with applicable laws and regulations, civil remedies, including fines, could be imposed on us. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our business and results of operations.

## SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements that reflect our current views as to future events and financial performance with respect to our operations. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "estimate," "expect," "will be," "will continue," "will likely result," "project," "intend," "plan," "believe" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such a difference include: unfavorable economic conditions, increased operating costs, shortages of qualified personnel, costly compliance with governmental regulations, currency risks and other risks associated with international markets, risks associated with acquisitions, competition, decline in attendance at client facilities, unpredictability of sales and expenses due to contract terms, high leverage, claims relating to the provision of food services, liability associated with non-compliance with governmental regulations, including regulations pertaining to food services, the environment and childcare service, seasonality and adverse publicity concerning incidents at childcare centers.

Forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this proxy statement/prospectus or that may be made elsewhere from time to time by, or on behalf of, us.

## DIVIDEND POLICY

We have not distributed any cash dividends on our common stock during the fiscal years 1996 through 2000. We have no current plans to distribute cash dividends. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

# CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 30, 2001:

- actual, without giving effect to any adjustments resulting from the merger, the public offering or the stock buyback;

- as adjusted for the merger and the public offering, assuming          shares offered, an offering price of $          per share and gross proceeds of $          million; and

- as adjusted, pro forma for the stock buyback, assuming the use of     % of the gross proceeds from the initial public offering in the stock buyback at a price per share equal to the public offering price per share of our unrestricted class B common stock, which would result in the purchase of up to          million shares of class A common stock, which represents     % of our total outstanding shares of common stock. Shares purchased in the stock buyback are reflected as treasury stock in the table below. We will determine the tender offer price, which may be at or above the initial public offering price or at, above or below the market price at the time of the tender offer. We anticipate that the price per share under the contract with the 401(k) plans will equal the public offering price. In exchange for entering into the share purchase contract, the trustee for the 401(k) plans will agree not to tender in the tender offer. The repurchase from the 401(k) plans will close on the same day as the initial public offering, which will be prior to the commencement of the tender offer. If we tender for shares of class A common stock in the tender offer at a price higher than the public offering price, we will either make an additional payment to the trustee for the difference on the date the tender offer closes or we will return a portion of the shares of class A common stock sold to us by the 401(k) plans so that the effective price per share paid by us under the contract equals the tender offer price. A stock buyback price of $          per share, as compared to a stock buyback price per share equal to the public offering price per share of our unrestricted class B common stock, would result in there being about          million fewer shares of our class A common stock purchased in the stock buyback. This analysis assumes that we return shares to the trustee of the 401(k) plans to increase the effective price per share paid by us to the 401(k) plans to equal the tender offer price. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this proxy statement/prospectus.

The net proceeds from the public offering not used in the buyback are assumed for purposes of this table to be used to repay borrowings under our senior revolving credit facility. This table does not reflect the exercise of appraisal rights by holders of class A common stock in connection with the merger. You should read this table in conjunction with the consolidated and condensed consolidated financial statements and the notes to those statements which are incorporated by reference in this proxy statement/prospectus.

|                                                   | March 30, 2001 | | |
| ------------------------------------------------- | -------- | ----------- | -------------------------- |
|                                                   | Actual | As Adjusted | As Adjusted Pro Forma |
|                                                   | (in millions, except share data) | | |
| Cash and cash equivalents ...............................  | $30.0 | $ | $ |
| Debt: | | | |
|     Current maturities of long-term debt ........................ | $   33.4 | | |
|     Long-term debt(1) ................................... | 1,763.6 | | |
|       Total debt...................................... | 1,797.0 | | |
| Common stock subject to potential repurchase(2) ................... | 20.0 | | |
| Shareholders' Equity: | | | |
|     Common stock(3) ................................... | 0.6 | — | — |
|     Class A common stock: $0.01 par value; no shares authorized and no shares outstanding (actual);     shares authorized (as adjusted and as adjusted pro forma) and     shares issued (as adjusted) and     shares issued (as adjusted pro forma)(4) ................ | — | | |
|     Class B common stock: $0.01 par value; no shares authorized and no shares outstanding (actual);     shares authorized (as adjusted and as adjusted pro forma) and     shares issued (as adjusted) and     shares issued (as adjusted pro forma)(5) ................ | — | | |
|     Earnings retained for use in the business ...................... | 192.8 | | |
|     Treasury stock at cost; no shares (actual and as adjusted) and     shares (as adjusted pro forma)............................ | — | | |
|     Capital surplus....................................... | 3.0 | | |
|     Accumulated other comprehensive loss ....................... | (22.3) | | |
|     Impact of potential repurchase feature of common stock(2) ........ | (20.0) | | |
|       Total shareholders' equity ............................ | 154.1 | | |
|       Total capitalization ............................. | $1,971.1 | $ | $ |

---

(1) The reduction in long-term debt in the as adjusted and as adjusted pro forma columns is due to the repayment of our senior revolving credit facility. That payment will not reduce the commitments under that facility.

(2) Excludes shares subject to purchase in the stock buyback. Reflects shares of our stock that may have to be repurchased under our stockholders' agreement, subject to a limit on such repurchases in our senior revolving credit facility. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

(3) Common stock at March 30, 2001 consisted of our old class A common stock, par value $0.01, with 25,000,000 shares authorized and 2,385,438 shares outstanding and our old class B common stock, par value $0.01, with 150,000,000 shares authorized and 60,576,313 shares outstanding.

(4) Class A common stock includes class A-1, class A-2 and class A-3 common stock.

(5) Class B common stock includes unrestricted class B common stock and restricted class B-1, class B-2 and class B-3 common stock.

Unless we specifically state otherwise, the information in this prospectus does not take into account:

• our issuance of up to    shares of unrestricted class B common stock that the underwriters of the public offering have the option to purchase from us solely to cover over-allotments;

• 33,368,678 shares of class A common stock issuable upon the exercise of outstanding options at a weighted average exercise price at $6.50 per share; of these shares, 1,483,986 are subject to currently vested options at a weighted average price of $3.41 per share;

• 3,573,340 shares of class A common stock issuable upon conversion of deferred stock units; and

- additional shares of class A common stock authorized and reserved for issuance under our various stock plans, consisting of:

  — shares available for future options to be granted under the 2001 Equity Incentive Plan; and

  — shares available for future deferred stock units to be issued under the 2001 Stock Unit Retirement Plan.

Upon completion of the offering, we will amend the 2001 Stock Ownership Plan, the 1991 Stock Ownership Plan, the Stock Unit Retirement Plan and the 1996 Directors' Ownership Plan, each of which existed prior to the offering, so that no additional options or deferred stock units can be issued under those plans. Those plans will continue to govern the terms of options and deferred stock units currently outstanding.

If the underwriters in the public offering exercise their over-allotment option in full,      shares of unrestricted class B common stock will be outstanding after the public offering.

## SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial and other data. Throughout this prospectus, our fiscal years ended on September 27, 1996, October 3, 1997, October 2, 1998, October 1, 1999 and September 29, 2000 are referred to as fiscal 1996, fiscal 1997, fiscal 1998, fiscal 1999 and fiscal 2000, respectively. The data for each of the fiscal years in the five year period ended September 29, 2000 are derived from our consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The data for the six month periods ended on March 31, 2000 and March 30, 2001 have been derived from our unaudited condensed consolidated financial statements which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the six month periods to be indicative of full year results. The following data should be read in conjunction with the consolidated and condensed consolidated financial statements and the related notes thereto and Management's Discussion and Analysis of Results of Operations and Financial Condition, each incorporated by reference herein.

| | Fiscal | | | | | Six Months Ended | |
| | 1996 | 1997(1) | 1998 | 1999 | 2000 | March 31, 2000 | March 30, 2001 |
|---|---|---|---|---|---|---|---|
| | (in millions, except per share amounts) | | | | | | |
| **Income Statement Data:** | | | | | | | |
| Sales | $6,368.9 | $6,576.1 | $6,638.9 | $6,742.3 | $7,262.9 | $3,514.0 | $3,828.3 |
| Costs and expenses: | | | | | | | |
| Costs of services provided | 5,811.4 | 5,981.1 | 6,022.3 | 6,087.4 | 6,531.0 | 3,196.2 | 3,469.0 |
| Depreciation and amortization(2) | 182.8 | 191.7 | 195.8 | 193.7 | 220.8 | 104.4 | 119.0 |
| Selling and general corporate expense | 82.4 | 83.1 | 82.7 | 86.0 | 91.5 | 44.4 | 49.3 |
| Other expense (income) | (2.9) | (11.7) | 5.0 | — | — | — | — |
| Operating income | 295.2 | 331.9 | 333.1 | 375.2 | 419.6 | 169.0 | 191.0 |
| Interest and other financing costs | 116.0 | 116.0 | 117.3 | 135.8 | 147.8 | 70.5 | 82.1 |
| Income before income taxes | 179.2 | 215.9 | 215.8 | 239.4 | 271.8 | 98.5 | 108.9 |
| Provision for income taxes | 67.0 | 69.8 | 82.1 | 89.2 | 103.8 | 38.4 | 41.7 |
| Income before extraordinary item | $112.2 | $146.1 | $133.7 | $150.2 | $168.0 | $60.1 | $67.2 |
| Net income | $109.5 | $146.1 | $129.2 | $150.2 | $168.0 | $60.1 | $67.2 |
| Earnings per share:(5) | | | | | | | |
| Income before extraordinary item: | | | | | | | |
| Basic | $0.42 | $0.58 | $0.59 | $0.80 | $0.94 | $0.33 | $0.39 |
| Diluted | 0.40 | 0.55 | 0.55 | 0.74 | 0.88 | 0.31 | 0.37 |
| Net Income: | | | | | | | |
| Basic | $0.41 | $0.58 | $0.57 | $0.80 | $0.94 | $0.33 | $0.39 |
| Diluted | 0.39 | 0.55 | 0.53 | 0.74 | 0.88 | 0.31 | 0.37 |
| **Balance Sheet Data (at period end):** | | | | | | | |
| Total assets | $2,844.8 | $2,753.6 | $2,741.3 | $2,870.5 | $3,199.4 | | $3,136.6 |
| Long-term borrowings: | | | | | | | |
| Senior | 1,160.8 | 1,084.9 | 1,678.3 | 1,583.0 | 1,777.7 | | 1,763.6 |
| Subordinated | 161.2 | 129.0 | 26.7 | 26.7 | — | | — |
| Common stock subject to potential repurchase(3) | 18.6 | 23.3 | 20.0 | 20.0 | 20.0 | | 20.0 |
| Shareholders' equity (deficit)(6) | 296.2 | 370.0 | (78.9) | 126.6 | 111.5 | | 154.1 |
| **Other Financial Data:** | | | | | | | |
| EBITDA(7) | $478.0 | $523.6 | $528.9 | $568.9 | $640.4 | $273.4 | $310.0 |

(1) Fiscal 1997 is a fifty-three week period.

(2) Operating income is net of goodwill amortization of $20.8 million in fiscal 1996, $22.2 million in fiscal 1997, $22.1 million in fiscal 1998, $21.3 million in fiscal 1999, $22.2 million in fiscal 2000, $10.9 million in the six month period ended March 31, 2000 and $13.0 million in the six month period ended March 30, 2001.

(3) Excludes shares subject to purchase in the stock buyback. Reflects shares of the common stock that may have to be repurchased under our stockholders agreement, subject to a limit on such purchases in our senior revolving credit facility. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

(4) During fiscal 1996 and fiscal 1998, we redeemed or replaced certain of our indebtedness, resulting in extraordinary charges net of taxes of 2.7 million in fiscal 1996 and $4.5 million in fiscal 1998.

(5) Earnings per share amounts reflect the merger exchange ratios, which will have the effect of a two-for-one stock split. The weighted average shares outstanding for purposes of computing diluted earnings per share are as follows: $280.6 million in fiscal 1996, 264.9 million in fiscal 1997, 243.9 million in fiscal 1998, 203.0 million in fiscal 1999, 190.2 million in fiscal 2000, 195.3 million in the six month period ended March 31, 2000 and 181.9 million in the six month period ended March 30, 2001.

(6) Fiscal 1998 shareholders' equity (deficit) reflects the repurchase of approximately $530 million of our old class A common stock pursuant to a cash tender offer in June 1998.

(7) EBITDA represents net income before interest, taxes, depreciation and amortization, a measurement used by management to measure operating performance. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to represent cash flow from operating activities. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Actual cash flow from operating activities was $239.3 million in fiscal 1996, $230.1 million in fiscal 1997, $276.7 million in fiscal 1998, $293.2 million in fiscal 1999 and $407.1 million in fiscal 2000 and $120.0 million in the six month period ended March 31, 2000 and $209.1 million in the six month period ended March 30, 2001.

# BUSINESS

## Overview

We are a leading provider of a broad range of outsourced services to business, educational, healthcare and governmental institutions and sports, entertainment and recreational facilities. We have leadership positions in food and support services, uniform and career apparel services and childcare and early education. Our strong presence in food service allows us to serve clients in many of the key industrial countries, whose economies represent over 60% of world GDP and which continue to experience substantial growth in the outsourcing services we provide. We plan to continue our growth by capitalizing on this worldwide outsourcing trend, providing our clients with innovative and high quality services and by pursuing acquisitions.

Our objective is to be a world leader in managed services by exceeding our customers' expectations, continuing to grow our business and providing an environment where exceptional people want to work. In the United States, we are the second largest food service company, and in most of the other countries in which we operate, we are among the top three. Our uniform and career apparel business is the second largest in the United States and provides both rental and direct marketing services. Our education business is the second largest in the United States, providing childcare and early education to over 100,000 children. Through our expansive service offerings and geographic presence, our approximately 185,000 employees serve millions of clients and customers in 15 countries around the world, providing services that are key to the successful operations of our clients.

For the fiscal year ended September 29, 2000, we reported sales of approximately $7.3 billion and net income of approximately $168 million. Over the past five years, by expanding our food and support service offerings, maintaining a diverse base of existing client relationships and high retention rates, and increasing our uniform capabilities, we have achieved compound annual sales growth of 8.1% and compound annual operating income growth of 12.8%, adjusted to exclude two divested non-core business lines.

The following diagram provides a brief overview of our business:



| Business Groups: | Food and Support Services | | Uniform and Career Apparel | | Educational Resources |
|---|---|---|---|---|---|
| Operating Segments: | United States | International | Rental | Direct Marketing | Educational Resources |
| **Fiscal 2000 (a):** Sales: | $4,396.3 | $1,001.9 | $969.6 | $455.7 | $439.4 |
| Operating Income: | $244.5 | $40.2 | $118.5 | $10.8 | $32.3 |
| Services: | Food, refreshment, support services, facility maintenance and housekeeping | Food, refreshment, support services, facility maintenance and housekeeping | Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other items | Direct marketing of personalized uniforms, career apparel and public safety equipment | Infant, toddler, pre-school and school age learning programs |
| Sectors: | Business, educational, governmental and healthcare institutions, sports and entertainment facilities and recreational and other facilities | Principally business; operations are conducted in 14 countries, including the U.K., Germany, Canada, Spain, Mexico, Japan, Ireland and Korea (b) | Business, manufacturing, transportation and service industries | Business, public safety institutions and individuals | Community based childcare centers, programs in public elementary schools, employer on site child care centers and private elementary schools |

(a) Dollars in millions. Operating income excludes $26.7 million of corporate and other expenses.
(b) Minority investments in Japan, Ireland and Korea.

## History

Our business traces its history back to the 1930's, when we began providing vending services to plant employees in the aviation industry in Southern California. In 1959 our founders, Davre J. Davidson and William S. Fishman combined their two businesses to form our predecessor company, which became public in 1960. In the ensuing years, we broadened our service offerings and expanded our client base while retaining our entrepreneurial character. These increased service offerings included our uniform services business, acquired in 1977, and education services, acquired in 1980. Our present ownership structure resulted from a 1984 management buyout. Since 1984, our management and employees have continued to increase their ownership of the company and, directly and through our employee benefit plans, currently own more than 90% of our equity capital.

**Business Strengths**

**Leading Provider to Growing Outsourced Services Market**

We are a leading provider of a broad range of outsourced services to business, educational, healthcare, governmental, sports, entertainment and recreational clients. As a leading provider, we believe we are well positioned to capitalize on the growth of outsourcing worldwide, which we believe has outpaced and will continue to outpace overall economic growth. As many organizations focus on their core activities, they are increasingly outsourcing support functions to improve the quality and consistency of service, provide service innovation and increase cost-effectiveness through the economies of scale achieved by a large service provider. Given the large percentage of these functions that remain self-operated worldwide, we believe this trend represents a substantial growth opportunity for us.

We have a top three market position in food and support services in key developed countries, including the United States, Canada, United Kingdom, Germany, Spain and Mexico and, in Japan, Ireland and Korea through ownership of minority interests in large food service providers. We believe our capabilities as one of the world's leading providers of outsourced food and support services and our recognized brand name allow us to:

- creatively and effectively meet the needs of our clients at either single or multiple client locations, contributing to high client retention rates;

- expand our existing client relationships by providing additional services; and

- successfully compete for new accounts, including large regional or multi-regional accounts and for special events, such as the Olympic Games, that draw on our international experience.

We are the second largest U.S. provider of uniforms and career apparel services and one of only a small number of uniform providers able to provide a full range of uniform services to our clients across product lines and across the United States. We offer this coast-to-coast service through a network of pick-up and delivery routes, cleaning facilities, distribution centers, as well as through a direct sales force, catalog mailings and telemarketing.

Our Educational Resources business, which accounts for 6% of our sales, is the second largest provider of childcare services in the United States, serving children and their families in 27 states and the District of Columbia.

**Broad Portfolio of Services**

We believe that the breadth and creativity of our service capabilities, including customized, client specific solutions, position us to meet the needs of clients who increasingly seek a single provider of multiple services. Our food and support services business offers not only food and refreshment services, but, for many clients, also provides a number of other services which enhance the efficient use and maintenance of their facilities. For example, we provide:

- food, dormitory, convenience store and entertainment services to many offshore drilling rigs in the North Sea and the Gulf of Mexico;

- lodging and recreational activities such as tours and boating at many U.S. National Parks, state parks and other recreational locations, including Glen Canyon National Recreation Area at Lake Powell and Denali National Park and Preserve; and

- merchandise and housekeeping services at sports and entertainment facilities such as Fenway Park and Turner Field.

The consumers of our services are primarily employees, students, patients or patrons at our client locations. We match these consumers' diverse preferences with a variety of internally developed and third party brands.

We believe our uniform and career apparel business provides one of the broadest arrays of such products and services available in the United States, serving mechanics for American Airlines, route drivers for Coca-Cola bottling companies, customer service workers at McDonald's and Pizza Hut, nurses, police officers, firefighters and many others. Our comprehensive selection of services enables us to meet the spectrum of our clients' uniform needs, from protecting workers to promoting corporate image. We are well positioned to capitalize on the growing trend of service companies to use personalized employee uniforms to convey a desired company image. Our capabilities include:

- a nationwide pick-up, cleaning and delivery network for rented uniforms and ancillary items consisting of a fleet of vehicles serving approximately 2,700 routes which operate from over 200 laundry and distribution facilities throughout the United States;

- a broad range of career apparel available for purchase, which is sold via catalog, outbound telemarketing, a direct sales force and across the Internet; and

- the ability to design customized uniform programs, manufacture uniforms and personalize our products through direct embroidery of company logos and employee names.

### Diverse Client Base and Strong Client Retention

Our large client base, high retention rates and broad array of customers provide us with a diversified source of sales, earnings and cash flow. We have increased operating income in all but one of the last 15 years (in fiscal 1994 operating income declined less than 1%). This performance is due in part to:

- our large client base, which currently includes over two million clients in 15 countries. In fiscal 2000, no individual client represented more than 2% of our sales;

- the diversity of our clients' activities, which include operations in business and industry, education, government, healthcare, sports, entertainment, recreation and corrections; and

- high client retention rates, which are approximately 95% for our food and support service clients and 93% for our uniform rental customers.

Although many contracts are cancelable upon short notice, we believe most clients remain loyal due to our high quality service, and numerous clients have used our services for many years. Clients may also be reluctant to change due to the effort involved, the potential disruption of services provided to their employees and, in some cases, the costs associated with a change in service provider.

### Significant Scale and Strong Operating Infrastructure

Our ability to improve operating performance is derived in part from our ability to create economies of scale. Each year we purchase over $1.7 billion of food and related items and purchase or self-manufacture over $400 million of uniform and career apparel. Our size and resulting importance to vendors, manufacturers and distributors allow us to obtain high quality products and services at attractive prices. In our food and support services business, our operating performance benefits from our flexible cost structure and low overall capital needs.

We have developed sophisticated operating systems and procedures, including labor scheduling, route dispatch, computerized menu management and inventory control systems, as well as internal communication and administrative systems. This operating and logistical infrastructure enables us to:

- efficiently manage labor, one of the main components of our cost structure, by providing just-in-time labor deployment to our many locations to meet day-to-day, seasonal and event-specific demands;

- provide efficient administrative support to our managers in the field so they may concentrate on serving clients' needs and identifying and capturing opportunities to expand our service relationships;

- provide facility design services to our clients to improve the customer appeal and effectiveness of their food service facilities; and

- reduce delivery costs in uniform rental and refreshment services by designing efficient route structures.

In addition, our technology infrastructure and centralized administration allow us to efficiently add and integrate new customer locations. For example, following our purchase of Ogden Entertainment in June 2000, during the height of the summer baseball and concert season, we deployed our systems in over 80 sites in a period of four months, transitioned 10,000 employees to our payroll and took over the management of the operations of the business without disruption.

Our uniform services business includes over 2,700 pick-up and delivery routes supported by 73 laundry plants and 132 satellite plants and depots in a hub and spoke configuration covering all of the top 50 metropolitan statistical areas in the United States. This extensive network allows us to easily and rapidly add clients at low marginal delivery cost.

### Entrepreneurial Management Culture and Significant Employee Ownership

Our entrepreneurial culture is fostered by our distinctive management and employee ownership programs, which began over 15 years ago.

- Over 3,500 managers collectively own over 70% of our equity.

- Over 15,000 of our managers and employees collectively own over 90% of our equity, directly and through their participation in our benefit plans.

Following the public offering and assuming we purchase      % of our outstanding shares of class A common stock in the anticipated stock buyback, management and employees will continue, directly and through their participation in our benefit plans, to own approximately      % of our common stock. Since our December 1984 going private transaction, our employee ownership program has been a critical component of our entrepreneurial culture. Importantly, this high level of ownership has developed in large part through voluntary employee stock purchases. We believe that the high level of continuing ownership effectively aligns our management's and employees' interests with those of our company and its other stockholders. Together with our philosophy of placing profit and loss responsibility at the local manager level and linking managers' compensation to operating performance, this alignment has contributed significantly to our success by focusing our people on the creation of shareholder value through the efficient growth of the business.

### Business Strategy

Building on these strengths, we will continue our growth through the following strategies, while maintaining our focus on meeting and exceeding our customers' requirements.

### Capitalize on Favorable Outsourcing Trends

Worldwide demand for outsourced food and support services is estimated to exceed $350 billion annually. Notwithstanding this significant demand, a substantial majority of these services worldwide remain self-operated. Our markets continue to grow as more organizations decide to outsource non-core support services, and we believe we are well positioned to capitalize on this trend. Our strategy includes identifying and educating existing and potential clients in current and new sectors on the benefits of outsourcing non-core activities.

The increasing demand for outsourcing services is supported by several factors, led by the increasing strategic desire of business, healthcare, educational, governmental and other organizations to focus on their core activities. Most of our services are provided directly to key constituencies of our clients such as their employees in the case of business and governmental organizations, students in the case of universities, colleges and schools, patients, staff and visitors in the case of healthcare institutions, and fans and patrons in the case of stadiums, arenas, amphitheaters, convention centers and national and state parks. As these consumers' demands have become more sophisticated and as the responsiveness of our clients to these demands has increased, our clients have increasingly turned to outside service providers to meet these needs. Outsourcing support functions allows our clients to:

- improve the quality and consistency of support services through professional management;

- increase satisfaction of their key constituencies such as employees, students, patients and customers;

- benefit from current, innovative trends in the quality, variety and delivery of these services; and

- improve cost effectiveness through the economies of scale and efficiencies achieved by a leading service provider.

In certain of our sectors, large organizations are increasingly deciding to outsource, having previously provided such services themselves. Some recent examples of our success in capitalizing on new or expanded outsourcing opportunities include the following:

- The Department of Corrections for the State of Florida decided to outsource to us a virtually statewide foodservice contract, increasing the number of facilities we serve from less than 10 to 129. We believe this is a significantly underpenetrated sector, as only a few states and the District of Columbia fully outsource their statewide correctional food service.

- In the last two years, we have been awarded national uniform contracts by Boeing, Safeway, and Wal-Mart. To our knowledge, there are few national contracts of similar size and scale and, as other companies recognize the benefits of a single source provider, we are well positioned to serve them.

**Increase Base Sales Through Expanded Client Partnerships**

A key element of our growth strategy is to increase our sales at our existing client locations by:

- increasing the participation in our service offerings by our clients' employees, students, patients, patrons and customers;

- increasing the per capita spending of these consumers; and

- providing additional services to our clients.

We seek to increase consumer participation and per capita spending primarily through innovative marketing and merchandising programs directed at the ultimate consumers of our services. These programs include the extensive use of both internally developed and third party brands. Internally developed brands include PanGeos®, Bene Pizza®, One World Café℠ and Euro Baguettes℠. These brands are implemented across multiple client locations using proprietary menus, signage and merchandising programs. At our client locations, we also serve established third party branded products from Pizza Hut®, Taco Bell®, Subway®, Dunkin' Donuts® and from other well recognized national, regional and local brands.

An example of our product enhancement capability and ability to increase per capita spending is the strategic use of nationally recognized specialty coffee brands such as Starbucks®, Seattle's Best® and Java City™, which satisfies the demand by clients' employees and other constituents for popular brand name products and provides us higher pricing and margin opportunities at our client locations. We believe that by using this strategy, we will continue to increase sales to our existing clients, improve our high retention rates and expand our client base.

We provide a broad array of services and products and plan to expand our sales to existing clients through the provision of additional services. In the food and support services business, our leadership position and quality reputation position us to provide our clients with facilities, related support services, such as facility operations and maintenance, energy management, housekeeping, custodial, and groundskeeping, among other services we offer.

Our success in continuing to add new services to existing clients is illustrated by the development of our relationship with a prestigious northeastern U.S. university:

- 1987—we began managing the conference center of the university's business school;

- 2000—we added a broad range of food and facilities management services to the university's affiliated healthcare system, serving several hospitals throughout the network; and

- 2001—we contracted to provide food and concession services at the university's athletic fields.

Primarily because of these additional activities, annual sales from this client have grown to more than $15 million. We believe we have many similar opportunities to provide additional services to many of our clients.

### Expand Margins by Realizing Additional Operating Efficiencies

From fiscal 1996 through fiscal 2000 we increased our operating income margin by more than 110 basis points. We plan to continue to expand our margins by capitalizing on our increasing scale and further improving our strong operating infrastructure. Our scale and infrastructure allow us to manage effectively our key costs of labor, food and uniforms, which together represented approximately 73% of our operating costs in fiscal 2000. We believe we can continue to expand margins through:

- Labor:   Many of our operating initiatives are designed to more efficiently use our work force such as better use of labor scheduling practices, cross training employees to engage in multiple tasks and using technology to simplify food preparation and automate laundry plants.

- Technology:   We have implemented food service systems allowing managers at client locations to manage inventory, labor, menu planning and financial reporting more efficiently, so that they may concentrate their efforts on client-related activities. In the uniform businesses, as we expand and upgrade our operations, we are automating our plants to reduce handling, enhance energy efficiency, and simplify processes and procedures. We have also upgraded, and are continuing to invest in, many of the systems we rely on for our centrally administered services such as payroll, billing, receivables management and vendor management.

- Purchasing and inventory management:   Through expanded use of centrally negotiated contracts with food manufacturers and distributors, we expect to continue to control quality and consistency in food preparation and simplify operations in order to reduce food costs. In the uniform direct marketing business, we have standardized styles, colors, and sizes available, and regularly review our offerings in order to simplify our operations, improve customer fulfillment and reduce costs.

- Self-manufacturing:   As we have developed and expanded our garment manufacturing capability during the last few years, we have reduced the cost of garments. We continue to increase the percentage of garments manufactured and should continue to realize related cost reductions.

### Increase Penetration of International Markets

We believe that the size of international markets and their relatively low rates of outsourcing present a substantial growth opportunity. This opportunity has three key elements:

- further penetration in the countries and sectors in which we currently operate, many of which have relatively low penetration rates;

- expansion into additional countries through acquisitions and investments; and

- expansion of our service offerings to include services we provide in the United States.

We plan to expand our presence and penetration in each of the 14 countries outside the United States in which we operate. For example, in Germany, we believe there is substantial opportunity to grow our services in the business sector, where the penetration by outside service providers continues to be relatively low. In addition, we have recently entered both the healthcare and sports, entertainment and recreation sectors in Germany which also have low outsourcing rates. In Japan, through our ownership of a minority interest in the country's second largest food service company, we believe we are well positioned to participate in the considerable future opportunities as outsourcing continues to develop. We expect that the ability to service our clients in multiple countries may grow in importance, and accordingly, our international presence will assist us in meeting these needs.

We believe that acquisitions, strategic alliances and joint ventures are effective in facilitating our entry into new countries. We seek partners based on their existing services, customer relationships, expertise and market prominence. One recent example of this strategy is our entry in fiscal 2001 into a partnership with Dublin-based Campbell Bewley Group, facilitating our entrance into Ireland and expanding our presence in the United Kingdom. We believe that additional opportunities exist for us to make minority investments in independent service providers in markets we seek to penetrate. Our strategy provides us with the benefit of having the continued involvement of an established local partner and may allow us the opportunity to purchase the entire business at an appropriate time. In addition, larger acquisitions are also likely to continue to be a part of our strategy for future growth.

### Pursue and Integrate Strategic Acquisitions

We anticipate that a continued consolidation in the worldwide food and support services business and the uniform and career apparel business will create opportunities for us to acquire businesses with complementary geographic and product profiles. We intend to continue to strengthen our existing business through disciplined, selective acquisitions and strategic investments in both the United States and other countries. We have a history of successful acquisitions, including six in the last three years, which we have integrated into our existing operations, while achieving targeted synergies with minimal client losses. We believe our acquisition strategy differentiates us from some of our key competitors who typically do not fully integrate acquisitions, which we believe allows us to achieve efficiencies and deliver high quality services.

Historically, our lack of publicly traded security, our need for funds to repurchase stock from our employee stockholders and our leverage have limited our ability to make some acquisitions. While we will continue to critically evaluate acquisitions subject to strict financial criteria, we believe that this offering will better position us to take advantage of strategic opportunities by providing a publicly traded security and by increasing our financial flexibility.

### Food and Support Services

Our food and support services group manages a growing number of interrelated services—including food, refreshment, facility and other support services—for businesses, healthcare facilities, school districts, colleges and universities, conference and convention centers, national and state parks, sports, entertainment and recreational venues and correctional institutions. In fiscal 2000, our Food and Support Services—United States segment generated $4.4 billion in sales, or 61% of our total sales. In fiscal 2000, our Food and Support Services—International segment generated $1.0 billion in sales or 14% of our total sales. Serving tens of thousands client locations, we believe we are a leader in size, capability, quality and innovation in the contract food and support services industry.

We are the exclusive provider of food and beverage management services at most of the facilities we serve and are responsible for hiring, training and supervising substantially all of the food service personnel in addition to ordering, receiving, preparing and serving food and beverage items sold at those facilities. In governmental, business, educational and healthcare facilities (for example, offices and industrial plants, schools and universities and hospitals), our client generally provides us access to customers in the form of employees, students and patients. At sports, entertainment and recreational facilities, which include convention centers, our clients are responsible for attracting patrons on an event-specific basis. We focus strongly on new business development, client retention and sales growth at existing locations through marketing efforts directed toward customers and potential customers at the client locations we serve. We focus our marketing on increasing customer traffic flow and therefore sales at facilities that we serve.

### Industry Overview

The food and support service industry consists of the supply of food and beverage services and facilities services management to a range of clients, including businesses, educational, governmental, correctional and healthcare institutions, and operators of sports, entertainment and recreational facilities in a variety of formats, service levels and price points. We believe that the worldwide food and support service market represents over $350 billion in potential annual sales, the substantial majority of which is currently self-operated.

Although the markets in which we operate are highly fragmented, in recent years the contract food service industry has experienced consolidation and multi-national expansion. We believe that other recent market dynamics in the food and support services industry include:

- continued growth in the outsourcing of food service and facilities management as a result of:

    — clients focusing on their core competencies and outsourcing their non-core activities and services;

    — clients addressing the need to satisfy demanding customers; and

    — clients facing increasing cost pressures and looking for cost-effective alternatives to self-administered food and support activities;

- increasing market penetration by large, well-capitalized participants due to their ability to:

    — offer a broader range of modern, innovative services than local and regional competitors can;

    — provide multi-regional coverage to clients who have a multi-regional or multi-national presence;

    — make infrastructure investments in client locations as necessary; and

    — provide cost-effective services as a result of economies of scale;

- an increase in the retail orientation of food service management due to the proliferation of alternative retail outlets, including quick serve restaurants; and

- a trend toward a single source alternative for all facilities-related outsourcing needs, including food service and facilities support management.

## Customers and Services—United States Segment

Our Food and Support Services—United States segment serves a number of customer sectors, distinguished by the types of customers they serve and types of services they offer. No individual client represents more than 2% of our sales, other than, collectively, a number of U.S. government agencies.

| Client Sectors | Fiscal 2000 Sales ($ millions) | % of Fiscal 2000 Segment Sales | Types of Services | Types of Clients |
|---|---|---|---|---|
| **Business** | $1,554 | 35% | On-site restaurants<br>Catering<br>Executive dining rooms<br>Conference center management<br>Vending and coffee services<br>Retail operations | Business/industry |
| **Education** | 1,227 | 28% | Student and faculty dining<br>Retail operations | Colleges<br>Universities<br>Preparatory schools<br>School districts |
| **Sports & Entertainment** | 902 | 21% | Food and beverage concessions<br>Premium and banquet catering<br>Retail sales<br>National park concessions | Sports and entertainment facilities<br>Convention centers<br>National and state parks |
| **Other** | 713 | 16% | | |
|     **Healthcare:** | | | Patient and staff dining<br>Environmental services<br>Patient transport<br>Retail gift shops | Medical centers<br>Hospitals<br>Regional healthcare systems |
|     **Correctional:** | | | Food services<br>Commissary services<br>Laundry services | States and counties<br>Municipalities |
|     **Facilities Services:** | | | Facilities management<br>Plant operations<br>Energy management<br>Capital program management | Businesses<br>Colleges and schools<br>Healthcare institutions<br>Sports and entertainment venues |
| **Total** | $4,396 | 100% | | |

*Business.*   We satisfy the business dining needs of several million people annually at over 1,200 locations, delivering customized solutions to over 500 clients in business and industry. We provide a range of services which includes on-site restaurants, catering, convenience stores, executive dining rooms and conference center management. In addition, we provide many of our food service clients with facilities management services.

We are a leader in vending and coffee services providing over one billion cups of coffee, 140 million cold beverage servings and 100 million snacks a year for business and industry clients at tens of thousands of locations in the United States. We have expanded our service and product offerings to include gourmet coffee and beverage offerings, 'grab and go' food operations, convenience stores, home meal replacement programs and a proprietary drinking water filtration system.

We believe that food services to business and industrial organizations, including vending services but excluding support services, represent at least $30 billion of potential sales annually in the United States. While this sector is well developed relative to others in which we participate, approximately 40% is not yet outsourced.

*Sports & Entertainment.*   We serve the concessions, premium banquet and catering, retail, merchandise and novelty sales, recreational and lodging needs of millions of people annually at approximately 170 sports, entertainment and recreational facilities. We serve over 35 professional sports arenas and stadiums, 28 convention centers, 12 national and state parks, plus numerous concert venues, entertainment complexes, resorts and other popular tourist attractions across the United States. We are the leading provider to major league sports, serving 45 teams in Major League Baseball, the National Basketball Association, the National Football League and the National Hockey League. We have provided services at many of the highest visibility sporting events in the United States, including the World Series, the Major League Baseball All-Star Game, the Stanley Cup Finals, the NBA All-Star Game and the National Basketball Association Championship Series. We also provide services at highly visible special events, including serving food to the athletes at nine Olympic Games since 1968, including most recently in Sydney, Australia.

We believe that concessions services in the sports and entertainment sector in the United States represent approximately $17 billion of potential sales annually, of which more than 50% are not yet outsourced. A significant source of growth in the sports facilities category has been the increased level of per capita spending on food, beverages and merchandise by attendees of events held at newly constructed or refurbished sports facilities. We estimate that 24 new stadiums and arenas are currently under development or being planned, which does not include existing stadiums and arenas which may be undergoing refurbishment. Management believes that the sports facilities category of the industry will continue to benefit from the construction of new, and the refurbishment of existing, sports facilities.

We own 50% of SMG, a leader in providing outsourced management of public assembly facilities including arenas, stadiums and theaters, as well as convention, exhibition and trade centers. SMG offers its clients services such as overall facility management, event booking and management and facility marketing while seeking to maximize the number of events and attendance at such facilities. The approximately 60 facilities managed by SMG are located throughout the United States and also include facilities in Europe, the United Kingdom and Canada.

*Education.*   We are a leading provider to colleges, universities and preparatory schools, serving over 200 million meals annually to students, faculty and visitors at over 350 institutions. The campus dining marketplace, which was historically focused on residential board plans, has expanded to include more diverse and convenience-oriented retail operations that operate as gourmet coffee outlets and other new points of service offering traditional convenience store items, health and beauty items, and snacks and beverages. We believe campus administrators increasingly recognize students as paying customers with sophisticated tastes and preferences who demand greater quality, more menu choices and greater flexibility. Based on these trends, we seek to create an appealing, healthy and attractive dining experience that is designed to enhance the school's reputation while integrating our services into the school's structure and campus life.

We are a leading provider of food services to school districts. We serve more than 325 school systems and districts. We offer our clients solutions to their goal of increasing student participation in school lunch programs, improving service, increasing student satisfaction and achieving cost reductions. Our One World Café℠ has been established in more than 100 school districts offering student-friendly merchandising, branded concepts and promotional programs. We believe this is an underpenetrated market and that a large number of school districts do not currently outsource their food service. Following the successful outsourcing of food services at school systems in several major cities, such as Chicago, Atlanta and Houston, increasingly large metropolitan school systems are considering outsourcing their food services, and we believe this is a substantial growth opportunity. As an example, the Detroit school district in 2001 made the decision to outsource its food service needs and we were successful in winning this business.

We believe that food and support services to educational institutions represent approximately $18 billion of potential sales annually, and approximately 70% are not yet outsourced.

*Healthcare.*   We are a leader in providing innovative non-clinical support services solutions to hospitals, long-term care facilities and regional healthcare systems. We believe that major healthcare systems will increasingly look to a single supplier for their three primary non-clinical service needs: food service, environmental services and laundry and linen distribution. We estimate that U.S. food and support services to healthcare institutions, not including other non-clinical support services, represent approximately $12 billion of sales annually, with approximately 75% not yet outsourced.

*Facilities Services.*   We are a leader in providing facilities management services that support our business, educational, correctional, healthcare and recreational clients. We work closely with our clients to efficiently maintain and operate their facilities, lower their operating costs and provide quality support services which permits our clients to focus on managing their core activities rather than on managing their environment. Our services include physical plant management and janitorial services, as well as design and consulting services, including capital management consulting services, to enhance the operation of client facilities at the most economical cost. The market is significantly underpenetrated as only a limited number of existing clients outsource these services.

*Correctional.*   We are a leader in correctional food services, providing state, county and municipal clients with improved quality and lower operating costs at more than 300 correctional facilities in over 30 states and serving over 235,000 inmates. We believe that food and support services to correctional facilities represent over $2 billion annually, with approximately 70% not yet outsourced. Public demands for increased public sector cost efficiency is prompting many correctional facilities to outsource many of their needs. The size of inmate populations, the number of correctional facilities in the United States and the low outsourcing penetration rates have made this segment one of the fastest growing of the outsourced food service industry. In addition, we believe this is an underpenetrated sector as only a few states currently outsource their statewide correctional systems' food services. We have increased our presence in this sector by recently acquiring certain assets of Correctional Foodservice Management, the food service division of The Wackenhut Corporation.

### Customers and Services—International Segment

Our Food and Support Services—International segment provides substantially the same range of customized, high quality managed services provided to our United States clients, but primarily to business and industry clients. In addition, in the international segment, we also provide lodging, food service, commissary and facilities management in remote sites, such as offshore drilling platforms and mining camps. Our international services are provided in three geographical areas: Europe, North America and Asia. Our largest international operations are in Canada, the U.K. and Germany, where we are among the top three largest food service providers. The clients served in each country are typically similar to those served in the United States and vary by country depending upon local market dynamics and conditions. Our sales in this segment were approximately $1.0 billion in fiscal 2000. Not included in our segment sales are the sales of AIM Services, our 27% affiliate and one of the largest food service providers in Japan, the sales of Campbell Catering, our 45% affiliate in Ireland, and the sales of ARAKOR, our 49% affiliate in South Korea. We believe that the international market for food and support services is approximately double the size of the United States market, with substantially lower current outsourcing penetration rates.

### Purchasing

We negotiate the pricing for the majority of our purchases of food and related products directly with national manufacturers. We purchase these items through SYSCO Corporation pursuant to a national master distribution agreement. SYSCO is responsible for tracking our orders and delivering products to our specific locations. This relationship provides our location managers with the ability to order high quality food and non-food products at competitive prices while relieving our managers of many of the details of purchasing and distribution activities. Our location managers also purchase a number of items, including bread, dairy products and alcoholic beverages from local suppliers.

Our relationship with SYSCO is important to our operations. In fiscal 2000, SYSCO distributed approximately 55% of our food and non-food products in the United States, and we believe that we are SYSCO's largest customer. However, we believe that the products acquired through SYSCO can, in all significant cases, be purchased through other sources and that termination of our relationship with SYSCO or any disruption of SYSCO's business would cause only short-term disruptions to our operations.

### Sales and Marketing

We maintain sales organizations focused on each specific client or service sector that are responsible for: identifying and pursuing potential new business opportunities, analyzing and evaluating such opportunities together with our operational and financial management and developing specific contract proposals. In addition to our professionals dedicated exclusively to sales efforts, our food and support field management shares responsibility for identifying and pursuing new sales opportunities, both with the clients for which they are directly responsible and for potential clients in their geographic area of responsibility. In addition, in several of our markets we also have dedicated sales retention teams.

Our marketing efforts are directed primarily toward increasing our business with existing clients as well as obtaining business from new clients. We regularly develop and offer innovations in products and services for our clients that allow us to grow sales at existing locations while enhancing value to those clients and their customers or employees by tailoring new offerings to their needs.

### Types of Contracts

We use three general contract types in our food and support services segments: profit and loss contracts, profit sharing contracts and management fee contracts. These contracts differ in their provision for the amount of risk that we bear and potential compensation, profits or fees we may receive. Many of our contracts contain characteristics of more than one of the three general types of contracts described below. Commission rates and management fees, if any, may vary significantly among contracts based upon various factors, including the type of facility involved, the term of the contract and the services we provide and the amount of capital we invest. Generally, our contracts require that the client's consent be obtained in order to raise prices on the food, beverages and merchandise we sell within a particular facility.

*Profit and Loss Contracts.*    Under profit and loss contracts, we receive all of the revenue from and bear all of the expenses of the provision of our services at a client location. Under this type of contract, we assume the downside risk of the operation while benefiting from any potential upside benefit. Expenses under profit and loss contracts sometimes include commissions paid to the client, typically calculated as a percentage of various categories of sales, and, in some cases, require minimum guaranteed commissions. While we often benefit from greater upside potential with a profit and loss contract, we are responsible for the operating costs and consequently bear greater risk than with a management fee or profit sharing contract. The majority of our contracts fall into this category.

*Profit Sharing Contracts.*    Under profit sharing contracts or limited profit and loss contracts, we may receive either a percentage of any profits earned from the provision of our services at the facility or a fixed fee after deducting expenses, and we generally receive no payments if there are losses. Approximately half of our business service clients partially subsidize our food service operations for the benefit of their employees.

*Management Fee Contracts.*    Under management fee contracts, we receive a management fee, typically calculated as a fixed dollar amount or a fixed or variable percentage of various categories of sales. Some management fee contracts entitle us to receive incentive fees based upon our performance under the contract, as measured by factors such as sales or operating costs. We are reimbursed for substantially all of our costs and charges under these contracts. Both our upside potential and downside risk are reduced.

The length of contracts that we enter into with clients varies. Business, campus and healthcare support services are generally provided under contracts of indefinite duration, which may be subject to termination on short notice by either party without cause. Contracts in other businesses generally are for fixed terms, some of which may be well in excess of one year. Client contracts for sports, entertainment and recreational services typically require capital investments, but have correspondingly longer and fixed terms, usually from five to 15 years.

When we enter into new contracts, or extend or renew existing contracts, particularly those for stadiums, arenas, convention centers and other sports, entertainment and recreational facilities, we are sometimes contractually required to make some form of up-front or future capital investment to help finance facility improvement construction or renovation. Contractually required capital expenditures typically take the form of investment in leasehold improvements, food service equipment and/or grants to clients. At the end of the contract term or its earlier termination, assets such as equipment and leasehold improvements typically become the property of the client, but generally the client must reimburse us for any undepreciated or unamortized capital expenditures.

Contracts within the food and support services group are generally obtained and renewed either through a competitive process or on a negotiated basis. We selectively bid on contracts to provide services at facilities within the private and public sectors with contracts in the public sector frequently being awarded on a competitive bid basis under the requirements of applicable law. Contracts for food services with school districts and correctional clients are typically awarded through a formal bid process. Contracts in the private sector may be entered into on a less formal basis, but we and other companies will compete in the process leading up to the contract.

**Competition**

There is significant competition in the food and support services business from local, regional, national and international companies, as well as from businesses, healthcare institutions, colleges and universities, correctional facilities, school districts and public assembly facilities. These institutions may decide to operate their own services following the expiration or termination of contracts with us or with our competitors. In our U.S. Food and Support Services business, our major external competitors include other multi-regional food service providers, such as Compass Group plc, Delaware North Companies Inc., Fine Host Corporation, Sodexho Alliance SA and Volume Services America, Inc., and, in support services, The ServiceMaster Company. Internationally, our major food service and support service competitors in the outsourced market include Compass Group plc, Elior SA, International Service System A/S, Pedus Service and Sodexho Alliance SA. We also face competition from many regional and many local service providers, some of which are well-established within a specific region or country.

While the markets in which we operate continue to be highly fragmented, in recent years the contract food service industry has experienced consolidation and multi-national expansion. Recently, Sodexho Alliance has completed significant acquisitions in the United States and France and recently completed a tender offer to acquire the majority position of Sodexho Marriott Services Inc., which it did not already own. Likewise, Compass Group recently completed several transactions in the United Kingdom and the United States.

We believe that the principal competitive factors in our business include:

- quality and breadth of services and management talent;
- service innovation;
- reputation within the industry;
- pricing; and
- the ability to make capital investments.

We believe that the breadth and creativity of our food and support services capabilities are competitive strengths, enabling us to meet the needs of clients seeking a single provider of multiple services. We also believe that our entrepreneurial stockholder/managers enhance these strengths by driving service innovations to improve the quality and consistency of our services. These factors lead to a level of customer satisfaction that fosters a reputation for excellence in the industry. We further believe that our scale and strong operating infrastructure are competitive strengths.

### Seasonality

Our sales and operating results have varied, and are expected to continue to vary, from quarter to quarter as a result of different factors. Within our United States Food and Support Services segment, there is a lower level of activity during the first and second fiscal quarters in the generally higher margin sports, entertainment and recreational services. This lower level of activity is partially offset during our first and second fiscal quarters by the increased provision of campus and school support services. Conversely, there is a significant increase in the provision of sports, entertainment and recreational services during the third and fourth fiscal quarters, which is partially offset by the effect of summer recess at colleges, universities and schools. Similar, but less pronounced seasonal factors, affect our international Food and Support Services segment.

## Uniform and Career Apparel

### Overview

Our Uniform and Career Apparel Group provides uniforms, career and image apparel, equipment, work clothes and accessories to meet the needs of clients in a wide range of industries in the United States, including manufacturing, transportation, construction, restaurants and hotels, public safety and healthcare industries and many others. We supply garments, other textile and paper products, public safety equipment and other accessories through rental, purchase and direct mail programs to approximately two million individuals and businesses each year. The combined rental and direct sales market in the United States totals approximately $18 billion, including garments and other textile products but not including an additional $6 to $7 billion of uniforms sold to individuals through retail channels.

Customers use our uniforms to meet a variety of needs, including:

- establishing corporate identity and brand awareness—uniforms help identify employees working for a particular company or department and promote a company's brand identity. Uniformed employees are perceived as trained, competent and dependable, and uniforms provide a professional image of employees by enhancing the public appearance of those employees and their company;

- protecting workers—uniforms help protect workers from difficult environments such as heavy soils, heat, flame or chemicals;

- protecting products—uniforms help protect products against contamination in the food, pharmaceutical, electronics and health care industries; and

- retaining employees—uniforms enhance worker morale and help promote teamwork.

### Uniform and Career Apparel—Rental Segment

Our Uniform and Career Apparel—Rental segment provides a full service employee uniform solution, including design, sourcing and manufacturing, delivery, cleaning and maintenance. We rent or lease uniforms, career and image apparel, work clothing, outerwear, particulate-free garments and additional textile and related products to businesses in a wide range of industries throughout the United States. Our uniform products include shirts, pants, jackets, coveralls, jumpsuits, smocks, aprons and specialized protective wear. We also offer non-garment items and related services, including industrial towels, floor mats, mops, linen products, as well as paper products and safety products. Our uniform business is the second largest in the United States, generating $970 million in sales, or 13% of our total fiscal 2000 sales. In addition to our United States operations, we own a minority interest in ARATEX Corporation, which provides uniform rental services in Japan.

The outsourcing of career apparel needs through a uniform rental program offers customers advantages over ownership. Renting eliminates investment in uniforms and the related costs associated with employee turnover, offers flexibility in styles, colors and quantities as customer requirements change, assures consistent professional cleaning, finishing, repair and replacement of items in use and decreases expense and management time necessary to administer a uniform program. Centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garments and garment services than customers could be by themselves. We believe that of the approximately 140 million person U.S. civilian workforce, approximately 30 million workers wear some type of uniform, and of these only 20% currently use a rental service for their uniforms.

### Customers and Services

Our Uniform and Career Apparel—Rental segment serves businesses of all sizes in many different industries. We have a diverse customer base, serving more than 300,000 customer locations in 39 states from over 200 service locations and distribution centers nationwide. Our customers include companies such as American Airlines, Inc., Safeway, Inc. and Wal-Mart Stores, Inc. We offer a range of garment rental service options, from full-service rental programs in which we clean and service garments and replace uniforms as needed, to lease programs in which garments are cleaned and maintained by individual employees. We also clean and service customer-owned uniforms.

As part of our full service rental business, we design and choose fabrics, styles and colors specific to a customer's needs. We stock a broad product line of uniforms and career apparel. We typically visit our customers' sites weekly, delivering clean, finished uniforms and, at the same time, removing the soiled uniforms or other items for cleaning, repair or replacement as necessary. Under our leasing program, we provide the customer with rental garments which are cleaned either by the customer or individual employees. This program is ideal for customers operating in low soil environments. This program also benefits clients by reducing their capital investment in garments. We administer and manage the program, and repair and replace garments as necessary.

Our cleanroom service offers advanced static dissipative garments, barrier apparel, sterile garments and cleanroom application accessories for customers with contamination-free operations in the technology, food, healthcare and pharmaceutical industries. We provide reusable and disposable garment programs and were the first national cleanroom garment provider to have ISO-9002 certification at all of our cleanrooms. We believe we are a recognized leader in the highly specialized and exacting cleanroom garment industry.

### Operations

We operate our uniform rental business as a hub-and-spoke network of plants and depots in strategic locations. This network is comprised of 73 laundry plants and 132 satellite plants and depots supporting over 2,700 pick-up and delivery routes. We lease and operate a fleet of approximately 4,300 service vehicles that pick up and deliver uniforms for cleaning and maintenance.

We operate a fabric cutting facility in Georgia and sewing plants in Puerto Rico and Mexico, which satisfy a substantial amount of our standard uniform inventory needs. We also purchase additional uniform and textile products as well as equipment and supplies from several domestic suppliers and, to some extent, from non-domestic suppliers. The loss of any one vendor would not have a significant impact on us.

We have undertaken several initiatives in the last several years to improve operating efficiency and cut costs in our uniform rental business. For example, in fiscal 2000 we opened new manufacturing facilities to source more of our garments in-house and reduce garment costs. Further, we have invested, and continue to invest, in automated equipment and processes in our laundry facilities, which we believe will improve throughput and reduce labor costs.

### Sales and Marketing

We locate our plants and depots in areas characterized by expanding industries and economic growth. We employ more than 300 trained sales representatives whose sole function is to sell our services to potential customers and develop new accounts through the use of an extensive, proprietary database of pre-screened and qualified business prospects. However, our more than 3,000 customer service representatives and approximately 500 district managers are active salespersons as well. We build our brand identity through local advertising, promotional initiatives and through our distinctive service vehicles. Our customers frequently come to us through client-referrals, either from our uniform rental business or from our other service sectors. Our customer service representatives generally interact on a weekly basis with their clients, while our support personnel are charged with expeditiously handling customer requirements regarding the outfitting of new customer employees and other customer service needs.

In connection with the provision of our services, we have developed or acquired long-standing brand name recognition through our ApparelOne®, WearGuard and Crest® uniform programs. Our ApparelOne program assists customers in meeting their specific needs by offering quality and brand name products through a combination of rental, lease or purchase options. We customize the program on an individual client basis to offer a single catalog and/or website specifically tailored to the client's needs.

### Types of Contracts

We typically serve our rental customers pursuant to written service contracts for an initial term of three to five years. While customers are not required to make an up-front investment for their uniforms, in the case of non-standard uniforms and certain specialty products or programs, customers do agree to reimburse us for our costs if they terminate their agreement before completion of the current service term.

### Competition

Although there is a continuing trend towards consolidation in the United States, the rental markets we serve are highly fragmented, and competition varies from location to location. Much of the competition consists of smaller local and regional firms, however, our major competitors include Cintas Corporation, G&K Services, Inc. and Unifirst Corporation. We believe that the primary competitive factors that affect our operations, in order of importance, are quality, service, design consistency of product, garment cost and distribution capability, particularly for large multi-location customers, and price. We believe that our ability to compete effectively is enhanced by the quality and breadth of our product line.

## Uniform and Career Apparel—Direct Marketing Segment

Our Uniform and Career Apparel—Direct Marketing segment designs, sells and distributes personalized uniforms, rugged work clothing, outerwear, business casual apparel, and footwear, public safety equipment and accessories through mail order catalogs, websites, telemarketing and field sales representatives. In fiscal 2000, this segment generated $455 million in sales, or 6% of our total company sales, substantially all in the United States. Teamed with our rental business, our direct marketing enables us to provide a total uniform solution to our clients.

After experiencing declines in operating results in fiscal 1998 and 1999, we have recently repositioned our direct marketing businesses. At WearGuard, we reduced the number of our catalog mailings while increasing our telemarketing efforts to shift our emphasis to business-to-business sales. In our Galls business we recently completed the integration of a new warehouse into our distribution network and, after a year of operating difficulties, we have increased the efficiency of this unit. We also have recently completed the integration of WearGuard with Crest. Our operating performance in our direct marketing business improved in fiscal 2000 and the first six months of fiscal 2001.

### Customers and Services

*WearGuard-Crest.*   We are a leading national distributor of distinctive image apparel, which include uniforms and work clothing, to workers in a wide variety of industries including construction, utilities, repair and maintenance services, restaurant and hospitality and healthcare. The combination of these two operations allows us to deliver expanded services to customers through catalog, web and telemarketing sectors.

- WearGuard. With its recognized brand name, WearGuard is America's largest direct mail and telemarketing retailer of work clothes, serving personalized work clothing needs for almost 50 years. WearGuard designs and embroiders personalized uniforms and logos for customers through an extensive computer assisted design center and distributes work clothing, outerwear, business casual apparel and footwear throughout the United States. Our customer service function is further supported by our management information systems, which provide our personnel with access to information on the status of customers' orders, inventory availability and shipping information, as well as information regarding customers' individual employees, including names, sizes, uniform styles and colors.

- Crest. Crest is a leading designer and distributor of uniform apparel programs to the restaurant, hotel and healthcare industries. Crest is a leading supplier to the quick service restaurant industry and is the largest domestic supplier of uniforms to McDonald's Corporation.

*Galls.*   Galls is the country's largest mail order supplier of uniforms and equipment to public safety professionals and is currently celebrating its 30th year of service. This business caters to the special needs of people involved in public safety, fire fighting, correctional, and emergency medical services. Galls markets uniforms, equipment and accessories under the Galls®, DynaMed and other well-known brand names to over one million individuals and public safety departments and private safety agencies.

### Operations

We conduct our direct marketing activities principally from our facilities in Norwell, Massachusetts, Roanoke, Virginia and Lexington, Kentucky. Customer orders are filled by our warehouse personnel and generally shipped directly to customers within one business day. We manufacture a significant portion of our uniform requirements and offer a variety of customized personalization options such as embroidery and logos. We also purchase uniforms and other products from a number of domestic and international suppliers.

In the last few years, we have undertaken several initiatives to reduce operating costs in our direct marketing operations and provide better service to our clients. By reducing the number of WearGuard catalogs in circulation and increasing our business telemarketing sales force, we shifted our sales focus from the less profitable individual consumer to the business purchaser. We have also sourced more of our garments from our own manufacturing facilities to reduce the cost of garments and simplify operations. We have integrated and streamlined our WearGuard and Crest operations, consolidating operating personnel and distribution at one location. As part of this process, we reviewed our product offering and reduced the number of items offered by eliminating redundant and low-volume items.

### Sales and Marketing

Our direct marketing operations distribute approximately 25 million catalogs annually to approximately ten million existing and prospective customers. Catalog distribution is based on the selection of recipients in accordance with pre-determined criteria from customer lists developed by WearGuard and Galls as well as those purchased or rented from other organizations. Our substantial in-bound and out-bound telemarketing operations are staffed by approximately 150 trained professionals. We also sell across the Internet at www.wearguard.com and www.galls.com.

### Types of Contracts

Because the bulk of our customers purchase on a recurring basis, our backlog of orders at any given time consists principally of orders in the process of being filled. With the exception of certain governmental bid business, most of our direct marketing business is conducted under invoice arrangement with repeat customers.

### Competition

The direct sales markets we serve are highly fragmented. We believe that the primary competitive factors that affect our direct marketing operations are quality, service, design consistency of products, distribution and price. There are other companies in the uniform, work clothing or public safety direct marketing business that have financial resources comparable to ours. Much of the competition consists of smaller local and regional companies and numerous retailers, including some large chain apparel retailers, as well as numerous catalog sales sources.

### Seasonality

Due to a number of factors, primarily related to the weather in the northern tier of the United States and the Thanksgiving-Christmas holiday period, there is a seasonal increase in the sales of directly marketed work clothing during our first fiscal quarter.

## Educational Resources

We are the second largest provider of for-profit childcare services in the United States, operating community-based and employer on-site childcare centers and elementary schools and before and after school programs on the premises of elementary schools. Since 1969 we have served the childcare and early education markets, providing education to children between the ages of six weeks and 12 years. We operate the highest percentage of childcare centers accredited by the National Association for the Education of Young Children (NAEYC) among the major community childcare providers. Our Educational Resources segment employs approximately 17,000 individuals across 27 states and the District of Columbia, serving more than 100,000 children at more than 1,200 locations. In fiscal 2000, our Educational Resources segment generated $440 million in sales, or 6% of our total sales.

### Customers and Services

Our Educational Resources segment provides parents with a comprehensive set of educational choices: early care and education, work/life partnerships and school partnerships. We also operate eight private elementary schools in seven states under the Meritor Academy and Warren Walker brand names.

*Early Care and Education.* Branded under the name Children's World, our early care and education business serves approximately 75,000 children from 50,000 households at approximately 625 centers. Our largest presence is in Minneapolis (43 centers), Denver/Boulder (44 centers), Chicago (45 centers) and Dallas/Fort Worth (42 centers). We seek to differentiate ourselves from our competitors by focusing on enriched educational content, particularly when compared with the standard childcare option offered by local providers.

Our typical Children's World center is configured for 100 to 180 children, contains five to seven classrooms and a full-service kitchen and outdoor play area. We are pursuing a strategy to build or acquire new centers in newer upper-middle to upper income suburban areas with high concentrations of dual-income families. Generally, our customers have had a previous childcare experience and choose center-based care within a two-to-five mile radius of their homes in order to provide their children with educational preparation, socialization and safety.

We believe that a significant percentage of new business is the result of direct referrals from existing customers. In addition to marketing directly to families, we also seek to enter into preferred customer agreements with particular employers, which provide a discount for their employees.

*Work/Life Partnerships.* Our work/life partnerships business offers a variety of childcare services to employers at 19 employer-based sites, and corporate relationships are offered at our community locations under the brand name ARAMARK Work/Life Partnerships.

*School Partnerships.* Our school partnerships business provides before and after-school enrichment programs, pre-school programs, such as pre-math, pre-reading and early science, kindergarten enrichment and summer camps at 593 sites under the brand name Medallion. These services are usually provided on-site at elementary schools.

### Competition

The childcare and early educational services market is highly fragmented and competitive. We believe the significant competitive factors for educational services include quality of care, reputation, location, physical appearance at facilities, types of programs offered and price. We face significant competition from local nursery schools and childcare centers, including church-affiliated and other non-profit centers, such as the YMCA; other for-profit, center-based childcare providers; providers of childcare services operating out of homes; in home care provided primarily by nannies and relatives; and preschool, kindergarten and before and after school programs provided by public schools, as well as state or locally operated preschools. There are also several national or regional for-profit companies with sizeable numbers of centers and similar economies of scale in curriculum development, marketing and site development.

### Seasonality

Operations of our Educational Resources segment typically follow a seasonal cycle linked to the elementary school calendar and holiday periods. New enrollments are highest in the mid-August to mid-September period, coinciding with the start of the school year. Enrollment typically builds throughout the school year, reaching a peak in April or May. Enrollment in the summer months is generally lower as parents choose from a greater number of summer camp and other childcare options.

### Employees of the Company

As of May 25, 2001, we had approximately 185,000 full-time and part-time employees in our five business segments collectively. The number of part-time employees varies significantly from time to time during the year due to seasonal and other operating requirements. Approximately 33,000 employees in the United States are covered by collective bargaining agreements. We have not experienced any material interruptions of operations due to disputes with our employees and consider our relations with our employees to be satisfactory.

### Governmental Regulation

We are subject to various governmental regulations, such as environmental, employment and health and safety. In addition, our facilities and products are subject to periodic inspection by federal, state, and local authorities. We have installed various internal controls and procedures designed to maintain a high level of compliance with these regulations. The cost of our compliance programs is not material, but is subject to additions to or changes in federal or state legislation, or changes in regulatory implementation or interpretation of government regulations. If we fail to comply with applicable laws, we could be subject to civil remedies, including fines and injunctions, as well as potential criminal sanctions.

**Food and Support Services Segments**

Our operations are subject to various governmental regulations, such as those governing:

- the service of food and alcoholic beverages;

- minimum wage and employment;

- governmentally funded entitlement programs;

- environmental protection; and

- human health and safety.

While there are a variety of regulations at various governmental levels relating to the handling, preparation and serving of food, including in some cases requirements relating to the temperature of food, and the cleanliness of the kitchen and the hygiene of its personnel, these regulations are enforced primarily at the local public health department level. We cannot assure you that we are in full compliance at all times with all applicable laws and regulations. Furthermore, additional or amended regulations in this area may significantly increase the cost of compliance.

In addition, various federal and state agencies impose nutritional guidelines and other requirements on us at certain of the education and corrections facilities we serve. There can be no assurance that federal or state legislation, or changes in regulatory implementation or interpretation of government regulations, would not limit our activities in the future or significantly increase the cost of regulatory compliance.

Since we serve alcoholic beverages at many sports, entertainment and recreational facilities, including convention centers, we also hold liquor licenses incidental to our contract food service business and are subject to the liquor license requirements of the states in which we hold a liquor license. As of March 30, 2001, we and our subsidiaries held liquor licenses in 40 states.

Typically, liquor licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of our operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere. A few of our contracts require us to pay liquidated damages during any period in which our liquor license for the relevant facility is suspended and most contracts are subject to termination in the event that we lose our liquor license for the relevant facility.

Our service of alcoholic beverages must also comply with applicable state, provincial and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as one who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the patron. We sponsor regular training programs to minimize the likelihood of such a situation although we cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us.

**Uniform and Career Apparel Segments**

Our uniform rental segment is subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent wastewater and other residues through publicly operated treatment works or similar government bodies and are subject to volume and chemical discharge limits and penalties and fines for non-compliance. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. In the past, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to rectify the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third party actions such as tort suits.

We do not anticipate any material capital expenditures for environmental remediation that would have a material effect on our financial condition, and we are not aware of any material non-compliance with environmental laws.

### Educational Resources Segment

*Center Licensing Requirements.*   Our childcare centers are subject to numerous state and local regulations and licensing requirements which generally cover the fitness and adequacy of buildings and equipment, the ratio of staff personnel to enrolled children, staff training, record keeping, the dietary program, the curriculum and compliance with health and safety standards. Some changes, such as increasing the ratio of staff to enrolled children, can result in significantly increased costs to operate our business. If one of our centers fails to comply with applicable regulations, that center could be subject to state sanctions. These sanctions may include fines, corrective orders, placement on probation or, in more serious cases, suspension or revocation of the center's license to operate or all of our centers' licenses to operate in that state. Changes in the regulatory frameworks within which we operate may cause us to incur substantial costs in order to comply.

*Childcare Tax Incentives.*   Tax incentives for childcare programs potentially can benefit us. Section 21 of the Internal Revenue Code of 1986 provides a federal income tax credit ranging from 20% to 30% of specified childcare expenses. For eligible taxpayers with one child, a credit can be claimed on a maximum of $2,400 of eligible expenses. For eligible taxpayers with two or more children, a credit can be claimed on a maximum of $4,800 of eligible expenses. The fees paid to us by eligible taxpayers for childcare services qualify for these tax credits, subject to the limitations of Section 21 of the Code. However, these tax incentives are subject to change.

*Childcare Assistance Programs.*   During fiscal 2000, approximately 15% of this segment's net sales were generated from federal and state childcare assistance programs, primarily the Childcare and Development Block Grant and Social Services Block Grant. These programs are designed to assist low-income families with childcare expenses and are administered through various state agencies. Although additional funding for childcare may be available for low-income families as part of welfare reform, there is no assurance that we will benefit from any such additional funding.

## Intellectual Property

We have the patents, trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. Other than the ARAMARK name, we do not consider our patents, trademarks, trade names and licenses to be material to the operation of our business.

## Information Systems

We believe the timely and accurate measurement and reporting of client activity is important to our success and, therefore, technology is a key part of our infrastructure. Information about customer preferences is used primarily to customize our service offerings to the needs of our clients. Each of our segments operates separate, and in some cases numerous, systems tailored to meet the specific service needs of their client base.

Our various business groups have worked to develop specific applications for their and their clients' particular requirements. Examples include labor scheduling, food production and inventory management, cashless payments, point of sale, suite catering, childcare center management and uniform rental route accounting systems. In addition to our general management information systems, we utilize Hyperion financial tools to aggregate financial data across our business segments. This data is used to develop and analyze our consolidated financial results, as well as for control, budgeting and planning.

During 1999 and 2000, our Food and Support Services—United States segment invested more than $65 million to completely upgrade its information technology infrastructure. In addition, our Uniform and Career Apparel—Rental segment is currently upgrading its systems, and this project is scheduled for completion within the next 12 months at an estimated cost of $8 million.

## Properties

Our principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107. Our principal real estate is comprised primarily of educational and childcare facilities, of which a significant number are held under long-term operating leases. As of May 25, 2001, we operated approximately 641 facilities in our educational resources segment. Of these, 488 are leased and 153 are owned. Some leases provide for contingent rent if the center's operating revenue exceeds a specified base level. Generally, the leases provide for renewal options under the same terms and conditions. We believe that if we were unable to renew the lease on any of these facilities, other suitable facilities would be available to meet our needs. As of May 25, 2001, we operated approximately 200 facilities in our uniform and career apparel segments. Of these, approximately half are leased and approximately half are owned. We also maintain other real estate and leasehold improvements, which we use in the uniform and career apparel and food and support services segments. No individual parcel of real estate owned or leased is of material significance to our total assets.

## Legal Proceedings

From time to time, we are a party to various legal actions involving claims incidental to the normal conduct of our business, including actions by clients, customers and employees. We are not a party to any other legal actions that are not covered by insurance which we believe are likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or cash flows.

## PROPOSAL 1—THE MERGER, THE PUBLIC OFFERING AND THE STOCK BUYBACK

### The Merger

*How It Will Work*

ARAMARK Worldwide Corporation currently is a wholly owned subsidiary of ARAMARK. Prior to the public offering, ARAMARK will merge with and into ARAMARK Worldwide Corporation. ARAMARK Worldwide Corporation will survive the merger and will be renamed "ARAMARK Corporation". Immediately following this merger:

- each share of outstanding old class A common stock will convert into twenty shares of new class A-1 common stock,

- each share of outstanding old class B common stock will convert into two shares of new class A common stock. Of each stockholder's old class B shares, as nearly as possible,

  - one-third will be converted into shares of new class A-1 common stock,

  - one-third will be converted into shares of new class A-2 common stock,

  - one-third will be converted into shares of new class A-3 common stock,

- each share of new class A common stock will be identical except for applicable restricted periods, and each share of class B-1, B-2 and B-3 common stock into which class A common stock will be converted in the event of the termination of employment by the holder thereof upon the earlier of 180 days after the pricing of the public offering and the date the tender offer is completed or if termination of employment occurs after that date, on the date of termination of employment or, in the case of any permitted transferee, the termination of employment of the transferring employee, or, in the case of the RSP and AUCA Plans, distributions and sales from those plans, will be identical except for applicable restricted periods. Shares of class A common stock will not be transferable other than in a permitted transfer until the applicable restricted period expires. Following the expiration of the applicable restricted period, shares of class A common stock will automatically convert into freely transferable shares of class B stock upon transfer, with certain limited exceptions. See "Description of Capital Stock, Certificate of Incorporation and Bylaws—Comparison of our class A common stock and class B common stock" for a description of the restricted periods and conversion provisions applicable to our class A common stock. Stockholders also will be prohibited from entering into any swap or other arrangement (including contracting to sell, selling, transferring, pledging, granting of any option to purchase, making any short sale or otherwise disposing of any shares) that transfers to another, in whole or in part, any of the economic consequences of ownership of any class of common stock, in each case other than permitted transfers. However, if such person holds during the entire time of the relevant transaction, shares with respect to which restricted periods have expired or do not apply, such transaction may involve only up to the number of such unrestricted shares,

- each stock purchase opportunity and stock option for shares of old class B common stock will convert into a stock purchase opportunity or stock option for two times the number of shares of new class A common stock and the exercise price per share will be appropriately adjusted, and

- each deferred stock unit for a share of old class B common stock or old series D preferred stock in the Stock Unit Retirement Plan (SURP) will convert into a deferred stock unit for two shares of new class A common stock or one share of new series D preferred stock.

The result will be that you will own new class A common stock instead of old common stock. ARAMARK will have a new certificate of incorporation and bylaws. A copy of the merger agreement is included as Annex A to this proxy statement/prospectus. After the merger and the offering:

- shares of class A common stock will constitute about    % of our total outstanding common stock and about    % of our total voting power;

- shares of class B common stock will constitute about     % of our total outstanding common stock and about     % of our total voting power.

We believe that our new capital structure will help preserve the best aspects of our employee-owned and owner-managed culture while providing us with a publicly traded equity security that we can use for strategic alliances and acquisitions around the world. In addition, following the merger and the termination of the stockholders' agreement, you no longer will be required to offer your shares to us before you can sell them to third parties.

## ARAMARK's New Certificate of Incorporation

Our new certificate of incorporation will be different from our current certificate of incorporation in the following principal ways:

- it will authorize a class of common stock, called class A common stock, that will be entitled to ten votes per share and will be issued to you in exchange for your current shares of our common stock

- it will authorize a class of common stock, called class B common stock, that will have the same economic rights as the class A common stock, but will be entitled to one vote per share

- it will add provisions that restrict the transferability of our class A common stock, class B-1 common stock, class B-2 common stock and class B-3 common stock for a period of time to allow us to complete a successful public offering and encourage our people to maintain an investment in us as they did prior to the merger and the IPO

- it will add provisions that help protect ARAMARK from the risk of unsolicited takeovers by third parties that are not approved by your board of directors, including by:

  - prohibiting stockholder action by written consent

  - providing that special meetings of our stockholders may be called only by our board of directors or the chairman of our board of directors

  - providing for a classified board of directors and

  - providing that a vote of 80% or more of all of the outstanding shares of our stock entitled to vote will be required to amend the bylaws or to amend certain anti-takeover provisions of the certificate of incorporation

There are additional changes in the new certificate of incorporation. In addition, our new bylaws will provide for advance notice requirements for stockholder proposals and director nominations. You should read "Description of Capital Stock, Certificate of Incorporation and Bylaws" and the new certificate of incorporation, which is included as Annex     to this proxy statement/prospectus.

*Voting Rights*

Holders of class A common stock will be entitled to ten votes per share on all matters voted upon by our stockholders. Holders of class B common stock will have the same economic rights as holders of class A common stock and will be entitled to one vote per share on all matters voted upon by our stockholders.

*What You Will Receive*

When we effect the merger, each share of our outstanding class A common stock will convert automatically into twenty shares of new class A-1 common stock, and each share of our outstanding class B common stock will convert automatically into two shares of new class A common stock, divided as equally as possible among class A-1, class A-2 and class A-3 common stock. Each share of new class A common stock will be identical except for the applicable restricted periods.

*Transfer Restrictions on Shares of Class A Common Stock*

You will not be able to sell or transfer shares of class A common stock, other than in "permitted transfers," or convert shares of class A common stock into class B shares, until the applicable restricted period expires. Except for permitted transfers, class A-1 shares may not be transferred until 180 days after the public offering, class A-2 shares may not be transferred until 360 days after the public offering and class A-3 shares may not be transferred until the 540 days after the public offering.

"Permitted transfers" include:

- conversion transfers, which have the effect of allowing the shares to convert into shares of unrestricted class B common stock;

- non-conversion transfers, which have the effect of retaining both the applicable restricted periods and the multiple voting rights; and

- charity transfers, which have the effect of retaining the applicable restricted periods but not the multiple voting rights.

In conversion transfers, shares of class A common stock, regardless of whether they represent class A-1, class A-2 or class A-3 common stock, will be converted into shares of unrestricted class B common stock. Conversion transfers include:

- with respect to no more than 1,000,000 shares of common stock donated and transferred, prior to May 25, 2001, to charitable organizations (including foundations, schools, colleges, universities, charitable remainder trusts and charitable lead trusts) sales by such charitable organizations following 90 days after the pricing of the public offering;

- transfers to us; and

- transfers approved as conversion transfers by our board of directors, including without limitation, transfers by Mr. Neubauer of up to 1.5 million shares to private or public foundations and charities, transfers upon the death of an employee stockholder in order to pay any estate taxes or expenses on a date as close as practicable to the tax payment date or transfers in the case of employee stockholder hardship (such as medical necessity, family emergencies, etc.)

During the first 180 days after the pricing of the initial public offering, transfers approved by our board of directors as conversion transfers will be restricted by the lock-up arrangements with the underwriters. However, approved transfers by Mr. Neubauer of up to 1.5 million shares to private and public foundations and charities and approved transfers to pay estate taxes and expenses will not be restricted by the lock-up arrangements with the underwriters.

In non-conversion transfers, shares of class A common stock, regardless of whether they represent class A-1, class A-2 or class A-3 common stock, will not convert into shares of class B common stock. Non-conversion transfers include:

- transfers to and among family members of class A stockholders and entities (including trusts, partnerships and limited liability companies) established for estate planning or educational purposes;

- bona fide pledges to us, a commercial bank, a savings and loan institution or any other lending or financial institution as security for indebtedness of the holder of the shares of class A common stock being pledged; the pledgees shall be bound by the applicable transfer restrictions; and

- transfers approved as non-conversion transfers by our board of directors.

During the first 180 days after the pricing of the initial public offering, transfers approved by our board of directors as non-conversion transfers will be restricted by lock-up arrangements with the underwriters.

In a charity transfer, shares of class A-1, class A-2 or class A-3 common stock will convert into shares of class B-1, B-2 and B-3 common stock. Charity transfers include transfers to charitable organizations (including private foundations, schools, colleges, universities, charitable remainder trusts and charitable lead trust).

Shares of class B-1, class B-2 and class B-3 common stock are subject to the same transfer restrictions and have the benefit of the same exceptions for conversion transfers, non-conversion transfers and charity transfers, as appropriate as shares of class A-1, class A-2 and class A-3 common stock, respectively, but do not have multiple voting rights. At the conclusion of the applicable restricted periods, shares of class B-1, class B-2 and class B-3 common stock convert into shares of unrestricted class B common stock that are freely transferable.

Holders of restricted shares of class A-1, class A-2, class A-3, class B-1, class B-2 and class B-3 common stock are also prohibited from entering into any swap or other arrangement (including contracting to sell, selling, transferring, pledging, granting of any option to purchase, making any short sale or otherwise disposing of any shares) that transfers to another, in whole or in part, any of the economic consequences of ownership of any class of common stock, in each case other than permitted transfers. However, if such person holds during the entire time of the relevant transaction, shares with respect to which restricted periods have expired or do not apply, such transaction may involve only up to the number of such unrestricted shares.

Shares of class A-1, class A-2 and class A-3 common stock held by an employee or a transferee of such employee (including transferees who acquired their shares from employees prior to the merger) will automatically convert into class B-1, class B-2 and class B-3 common stock, respectively, in the event of termination of employment by such employee upon the earlier of 180 days after the pricing of the public offering and the date the tender offer is completed or if termination of employment occurs after that date, on the date of termination of employment.

Except as described above, shares of class A common stock will not be converted into shares of unrestricted class B common stock for a period of 180 days, 360 days and 540 days, respectively, after the pricing of the initial public offering.

Subject to restrictions on persons deemed to be our affiliates, you will be able to transfer shares of class A common stock freely after the applicable restricted period expires. Management thinks that it is important for our people to have a significant investment in our common stock in order to be truly motivated to strive for our continued success.

*Listing*

The class A common stock will not be listed on a national securities exchange or traded in the organized over-the-counter market. We have applied to list the class B common stock on the New York Stock Exchange. Listing is subject to fulfilling all applicable listing requirements.

**The Public Offering**

Soon after the merger is approved, subject to market conditions, we plan to make a public offering of new class B common stock.

After the public offering and the tender offer, assuming we make the tender offer at the initial public offering price and the maximum number of shares are tendered:

- class A common stock will constitute about    % of our total outstanding common stock and about    % of our total voting power

- class B common stock will constitute about    % of our total outstanding common stock and about    % of our total voting power

Although we cannot guarantee it, we believe that our initial public offering price will be likely higher than the repurchase price currently in effect. We expect to announce our financial results for the third quarter, and a range within which the class B common stock is expected to be priced in the initial public offering, before the special meeting. We reserve the right, however, to complete the initial public offering, even if our initial public offering price is below or above the range we communicate to you.

**The Stock Buyback**

After the initial public offering, we intend to use up to           % of the gross proceeds of the public offering to fund the stock buyback, which consists of a cash tender offer for a portion of our outstanding shares of class A common stock outstanding after the merger and a repurchase of shares of our class A common stock from the 401(k) plans. We intend for the stock buyback to comprise the second step of a "synthetic secondary offering," a primary offering followed by stock purchases using the proceeds of the public offering to accomplish substantially the same goal as allowing existing stockholders to participate in the public offering. We will not purchase more than     % in the aggregate of the outstanding shares of our class A common stock in the stock buyback.

We currently intend to launch the tender offer as soon as practicable after the close of the initial public offering. We will determine the tender offer price, which may be at or above the public offering price and at, above or below the market price at the time of the tender offer. In the tender offer, each class A stockholder will be permitted to tender up to 13% of his or her shares of class A common stock. If the tender offer is fully subscribed we will accept no more than     % of each class A stockholder's shares. The amount tendered by a class A stockholder in the tender offer may consist of no more than one-third of class A-2 common stock and no more than one-third of class A-3 common stock; however, a holder may tender stock that consists entirely of class A-1 common stock. The class B common stock sold in the public offering cannot be tendered in the tender offer.

In the repurchase from the 401(k) plans, we intend to agree, on the date we execute the underwriting agreement relating to the public offering, to acquire approximately     % of the class A common stock held by the 401(k) plans. In exchange for entering into this contract, the trustee for the 401(k) plans will agree not to tender in the tender offer. We anticipate that the price per share under the contract with the 401(k) plans will equal the public offering price. However, if we tender for shares of class A common stock in the tender offer at a price higher than the public offering price, we will either make an additional payment to the trustee for the difference on the date the tender offer closes or we will return a portion of the shares sold to us by the 401(k) plans so that the effective price per share we pay under the contract equals the tender offer price. Since the repurchase of shares under the contract with the 401(k) plans will close prior to the commencement of the tender offer, we will complete the repurchase of shares from the 401(k) plans, even in the unlikely event we elect not to proceed with the tender offer.

If the price per share in the stock buyback exceeds the public offering price per share of our unrestricted class B common stock by an amount such that the aggregate consideration for all shares purchased in the stock buyback would exceed           % of the gross proceeds from the initial public offering, we will reduce the maximum number of shares of our class A common stock that may be tendered in the tender offer and return shares of class A common stock to the 401(k) plans to limit the aggregate consideration for all shares purchased in the stock buyback to           % of the gross proceeds from the initial public offering.

We will purchase shares in the tender offer pursuant to an offer to purchase and related materials, which we will distribute when we commence the tender offer. We will also file a Schedule TO with the SEC in connection with the tender offer. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this proxy statement/prospectus.

**How We Will Effect the Merger and the Public Offering**

If approved, we will effect the merger immediately prior to the closing of the public offering. At that time, we will file a certificate of merger with the Secretary of State of the State of Delaware. We currently expect that this will occur before calendar year end but the timing could vary.

Your shares will be converted automatically, without any action on your part, into new class A common stock. We will continue our current practice of issuing shares in uncertificated form, and you will receive a statement of the shares that you own after the consummation of the merger. As a stockholder, you may request that a physical stock certificate be issued in place of the uncertificated shares at any time.

**Conditions to the Merger**

We will complete the merger only if each of the following conditions are satisfied or waived:

- More than 50% of the outstanding shares of ARAMARK common stock entitled to vote, voting together as a single class, shall have voted to adopt the merger agreement;

- ARAMARK Worldwide Corporation simultaneously has consummated an initial public offering of shares of its class B common stock;

- No statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the merger;

- All approvals and consents necessary or desirable, if any, in connection with consummation of the Merger have been obtained;

- The number of shares of our old class A common stock that are issued and outstanding on the record date for the special stockholder meeting and that are held by stockholders who have not voted in favor of or consented to the adoption of the merger agreement and who are entitled to demand and have delivered a written demand for appraisal of such shares of our old class A common stock shall not exceed 5% of the issued and outstanding shares of our old class A common stock on such date; and

- Management investors who hold, in combination with their permitted transferees, at least a majority of the shares held by management investors and their transferees, and holders of at least three-fourths of the shares held by stockholders that are institutional and individual investors, taken as a whole, shall have executed written consents to the amendment of the stockholders agreement to provide that the stockholders agreement will terminate upon the consummation of the merger.

We do not believe that any material federal or state regulatory requirements must be complied with or that any material approvals must be obtained in connection with the merger.

**Federal Income Tax Consequences of the Merger**

The merger, the conversion of your shares into new class A common stock and the public offering will not be taxable transactions for you for U.S. federal income tax purposes. You should read the section of this proxy statement/prospectus entitled "Federal Income Tax Consequences to Stockholders."

**The Board of Directors of ARAMARK recommends that the stockholders vote FOR Proposal 1.**

## PROPOSAL 2—ARAMARK's 2001 EQUITY INCENTIVE PLAN

*General.* Our Board of Directors has adopted the ARAMARK Corporation 2001 Equity Incentive Plan. The 2001 Equity Incentive Plan will form a part of the ARAMARK Ownership Program described above, and will be the source of new equity-based awards following the offering. The 2001 Equity Incentive Plan will permit us to grant to our key employees, directors and consultants incentive stock options, non-qualified stock options, reload stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on our class A and class B common stock.

*Administration.* Our Human Resources, Compensation and Public Affairs Committee (the "Committee") will administer the 2001 Equity Incentive Plan. The committee may delegate its authority under the 2001 Equity Incentive Plan in whole or in part as it determines, including to a subcommittee consisting solely of at least two outside directors within the meaning of Section 162(m) of the Internal Revenue Code. The committee will determine who will receive awards under the 2001 Equity Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the award consistent with the terms of the Plan.

*Shares Reserved for Awards and Limits on Awards.* The total number of shares of class A and class B common stock available under the 2001 Equity Incentive Plan initially will be          million, with an additional    % of the outstanding common stock as of the end of the prior calendar year becoming available under the plan on each January 1 following the adoption of the plan. Awards may be issued in respect of class B common stock, in lieu of class A common stock.

Under the 2001 Equity Incentive Plan, no participant may receive an award that relates to more than          shares of our class A or class B common stock in any calendar year; and performance-based awards are limited to          shares of our class A or class B common stock in the applicable performance cycle.

The number of shares of class A or class B common stock issued or reserved pursuant to the 2001 Equity Incentive Plan, the maximum individual award and the number of shares issuable pursuant to outstanding awards, are subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the relevant class of common stock. Class A common stock and class B common stock covered by awards that terminate, lapse, or are cancelled will again be available for the grant of awards under the 2001 Equity Incentive Plan.

*Stock Options.* The 2001 Equity Incentive Plan will permit the committee to grant key employees incentive stock options, which qualify for special tax treatment in the U.S., and to key employees, directors and consultants nonqualified stock options. The committee will establish the duration of each option at the time it is granted. The maximum duration of an incentive stock option is ten years after the date of grant. The exercise price of an incentive stock option may not be less than the fair market value of the underlying common stock on the date of grant. The committee may establish vesting and performance requirements that must be met prior to the exercise of options.

Stock option grants may include provisions that permit the option holder to exercise all or part of the holder's vested options, or to satisfy withholding tax liabilities, by tendering shares of class A common stock or class B common stock, as applicable, already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price. Stock option grants also may include provisions that permit the option holder to exercise all or part of the holder's vested options through a cashless exercise procedure, which requires the delivery of irrevocable instructions to a broker to sell the shares obtained upon exercise of the option and deliver promptly to us the proceeds of the sale equal to the exercise price of the common stock being purchased plus any required tax withholding.

*Stock Appreciation Rights.*   The committee also may grant stock appreciation rights, either singly or in tandem with underlying stock options. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of class A or class B common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares over the grant price.

*Performance Standards and Section 162(m).*   Performance criteria for performance-based awards under the 2001 Equity Incentive Plan may relate to any combination of the total corporation, a subsidiary, and/or any business unit. Performance targets may be set at a specific level or may be expressed relative to measures at comparison companies or a defined index. The committee can establish specific targets for recipients.

In general, Section 162(m) of the Internal Revenue Code prevents the deductibility of compensation in excess of one million dollars paid in any taxable year to an individual who on the last day of that year is the company's chief executive officer or is among its four other most highly compensated executive officers, except that a deduction may be taken for compensation that qualifies as performance-based compensation under Section 162(m). Options granted at fair market value ordinarily satisfy the performance-based requirements of Section 162(m), if stockholder disclosure and approval requirements are met. If restricted stock or performance-based awards are intended to satisfy Section 162(m) deductibility requirements, payments under such awards must be conditioned on attainment of pre-established objective performance measures that have been established and certified by a committee of outside directors and approved by stockholders. The performance criteria that may be utilized under the 2001 Equity Incentive Plan are: earnings before interest and taxes, income, net income, earnings per share, book value per share, total shareholder return, return on stockholder's equity, expense management, return on investment, improvements in capital structure, profitability, profit margins, stock price, market share, sales, revenues, cost, cash flow, operating cash flow, free cash flow, working capital, return on assets, total business return and return on gross investment.

*Reload Options.*   The committee may grant, concurrently with the award of any option under the 2001 Equity Incentive Plan, a reload option that permits the option holder to purchase a number of shares of class A common stock or class B common stock, as applicable, equal to the number of shares of common stock delivered by the option holder to exercise the underlying option.

*Other Stock-Based Awards.*   The 2001 Equity Incentive Plan also will permit the committee to grant awards that are valued by reference to, or otherwise based on the fair market value of, class A common stock and/or class B common stock. These awards will be in such form and subject to such conditions, as the committee may determine, including the satisfaction of performance goals, the completion of periods of service or the occurrence of events.

*Change-in-Control Provisions.*   The committee may provide that, in the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable, and may, in its sole discretion, provide for the termination of an award upon the consummation of the change of control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

*Amendment.*   Our board of directors may amend the 2001 Equity Incentive Plan at any time, provided that no amendment will be made that (i) would increase the number of shares available for awards under the Plan or (ii) diminishes the rights of the holder of any award, and except that the board of directors may amend the Plan in such manner as it deems necessary to permit awards to meet the requirements of the Internal Revenue Code or other applicable laws.

*United States Federal Income Tax Consequences of the Exercise of Options and Stock Appreciation Rights under the 2001 Equity Incentive Plan.*   The following discussion of the United States federal income tax consequences relating to the 2001 Equity Incentive Plan is based on present United States federal tax laws and regulations and does not purport to be a complete description of the United States federal tax laws. Participants may also be subject to certain U.S. state and local taxes and non-U.S. taxes, which are not described below.

When a nonqualified stock option is granted, there are no income tax consequences for the option holder or us. When a nonqualified stock option is exercised, in general, the option holder recognizes compensation equal to the excess, if any, of the fair market value of the underlying class of common stock on the date of exercise over the exercise price. We are generally entitled to a deduction equal to the compensation recognized by the option holder.

When an incentive stock option is granted, there are no income tax consequences for the option holder or us. When an incentive stock option is exercised, the option holder does not recognize income and we do not receive a deduction. The option holder, however, must treat the excess, if any, of the fair market value of the underlying class of common stock on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the option holder disposes of the shares after the option holder has held them for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as long-term capital gain to the option holder. We are not entitled to a deduction. If the option holder makes a ''disqualifying disposition'' of the stock by disposing of the stock before the stock has been held for the holding period described above, the option holder generally recognizes compensation income equal to the excess, if any, of (1) the fair market value of the stock on the date of exercise, or, if less, the amount received on the disposition, over (2) the exercise price. We are generally entitled to a deduction equal to the compensation recognized by the option holder.

When a stock appreciation right is granted, there are no income tax consequences for the participant or us. When a stock appreciation right is exercised, in general, the participant recognizes compensation equal to the cash and/or the fair market value of the stock received on exercise. We are entitled to a deduction equal to the compensation recognized by the participant.

In general, other types of awards that may be issued under the 2001 Equity Incentive Plan are taxable to the individual upon receipt, except that awards of restricted stock are taxable to the individual on the date the shares vest, or on the date of receipt if the individual makes an election under Section 83(b) of the Internal Revenue Code.

**The Board of Directors of ARAMARK recommends that stockholders vote FOR Proposal 2.**

# PURPOSES OF THE MERGER

The purposes of the merger are:

- to put in place a capital structure that will give us greater financial flexibility to respond to changes in market conditions

- to give us a publicly traded equity security that we can use when appropriate for strategic alliances and acquisitions in important markets around the world, and simultaneously to preserve the best aspects of our employee-owned and owner-managed culture and to provide some liquidity to our stockholders.

Since our management buyout in 1984, as our needs and circumstances have changed, our capital structure and certificate of incorporation have been changed to help us grow and succeed. The merger is another step in the same process. The transfer restrictions that apply to all of our voting stock have ensured that we remained owned and controlled by our managers and employees. We have provided limited liquidity to our stockholders by offering to purchase shares at prices set by an independent appraiser on a quarterly basis.

But as we enter the 21st century, we face a rapidly changing competitive and operating environment. The industries in which we operate are consolidating. We believe that we should have a publicly traded equity security that we could use when appropriate for strategic alliances and acquisitions in order to maintain our favorable position.

We have determined that we and our stockholders would benefit from having a publicly traded equity security. We also have determined that employee ownership and owner management are important facets of our corporate identity that should not be sacrificed. Therefore, we have designed the merger and related transactions and the new certificate of incorporation to continue our historical culture of employee ownership and owner management, while allowing us to simultaneously issue our stock to the public.

The new certificate of incorporation accomplishes these goals by concentrating both our existing equity ownership and voting power in our newly created class A common stock, while offering to the public our newly created class B common stock, which has the same economic rights but has less voting power and represents less of our total equity. Because we initially will issue our class A common stock only to our current stockholders, and because we intend to issue our class A common stock primarily to our managers and employees in the future, this structure will maintain and enhance our historical ownership profile. Simultaneously, our class B common stock will be publicly traded, providing us with a market pricing mechanism for all of our stock and a publicly traded equity security that we can use when appropriate for strategic alliances and acquisitions in the future.

## THE SPECIAL MEETING; VOTING RIGHTS AND PROXIES

We are furnishing this proxy statement/prospectus to you in connection with our solicitation of proxies at the special meeting. We are first mailing this proxy statement/prospectus and the accompanying form of proxy on or about              , 2001. We also are furnishing this proxy statement/prospectus as a prospectus in connection with the issuance of new class A common stock as a result of the merger.

### Time, Place and Purposes

We will hold the special meeting on the sixteenth floor of ARAMARK Tower, 1101 Market Street, Philadelphia, PA, on              , 2001, at         A.M. At the special meeting, we will ask you to vote to:

1) adopt an Agreement and Plan of Merger, dated as of                      , 2001, between ARAMARK and our wholly owned subsidiary, ARAMARK Worldwide Corporation, pursuant to which ARAMARK will merge with and into ARAMARK Worldwide Corporation, with ARAMARK Worldwide Corporation surviving the merger and changing its name to ARAMARK Corporation, and each share of our currently outstanding class A common stock will be converted into twenty shares of new class A-1 common stock and each share of our currently outstanding class B common stock will be converted into two shares of new class A common stock, divided as equally as possible among class A-1, class A-2 and class A-3 common stock; and

2) approve the ARAMARK Corporation 2001 Equity Incentive Plan.

### Record Date; Voting Rights; Votes Required for Approval

Our board has fixed the close of business on              , 2001 as the record date for determining stockholders entitled to receive notice of and to vote at the special meeting. Only stockholders of record as of the close of business on the record date will be entitled to vote at the special meeting.

We had              shares of class A common stock and              shares of class B common stock outstanding and entitled to vote, respectively, as of the close of business on the record date. These shares are the only securities that may be voted at the special meeting. Each share is entitled to one vote. U.S. Trust Company, N.A., as trustee under our RSP and our AUCA Plan owns              shares, which constitute         of our outstanding common stock entitled to vote as of the record date.

Our executive officers and directors as a group currently own    % of our common stock and it is currently expected that they will vote in favor of the adoption of the merger agreement and the 2001 Equity Incentive Plan.

Holders of a majority of the issued and outstanding shares of our common stock, present in person or by proxy, will constitute a quorum for the transaction of business at the special meeting. A majority of all outstanding shares of our common stock entitled to vote and voting together as one class is required to adopt the merger agreement. A majority of the shares present in person or by proxy and entitled to vote at the special meeting is required to approve the ARAMARK Corporation 2001 Equity Incentive Plan.

Votes cast by proxy or in person at the special meeting will be tabulated and will determine whether or not a quorum is present. Abstentions will be treated as shares present in determining whether there is a quorum for the special meeting, but abstentions will have the same effect as a vote against adoption of the merger agreement and against approval of the 2001 Equity Incentive Plan.

**Because an affirmative vote is required for adoption of the merger agreement and approval of the 2001 Equity Incentive Plan, abstentions will have the same effect as a vote against adoption of the merger agreement and the 2001 Equity Incentive Plan. Accordingly, the Board of Directors urges stockholders to complete, sign and date and return the enclosed proxy card as promptly as possible in the enclosed, postage-prepaid envelope.**

## Voting and Revocation of Proxies

All shares represented by valid proxies that we receive before the special meeting will be voted at the special meeting as specified in the proxy, unless the proxy has been previously revoked. If no specification is made on a proxy with respect to a proposal, the related shares will be voted FOR that proposal.

Unless you indicate otherwise, your proxy card also will confer discretionary authority on the board-appointed proxies to vote the shares represented by the proxy on any matter that is properly presented for action at the special meeting.

You have the right to revoke your proxy at any time before it is voted by giving written notice of revocation to our Secretary, by submitting a subsequent later-dated proxy or by voting in person at the special meeting.

If you are a participant in our RSP or AUCA Plan, you may direct voting of shares allocated to your account by executing and returning to U.S. Trust Company, N.A. voting instructions that are included with this proxy statement/prospectus. If you do not return instructions to U.S. Trust Company, N.A. with respect to shares allocated to your account under our RSP or AUCA Plan, U.S. Trust Company, N.A. will vote your shares in the same proportion as other allocated shares are voted.

## Costs of Solicitation

We will pay the expenses of printing, assembling and mailing this proxy statement/prospectus. In addition to the use of the mails, our directors, officers or regular employees may solicit proxies without additional compensation, except for reimbursement of actual expenses. They may do so using the mails, in person, by telephone, by facsimile transmission or by other means of electronic communication.

We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending these proxy materials to, and obtaining instructions from, beneficial owners.

## Appraisal Rights

In connection with the merger or the conversion of our outstanding common stock into new class A common stock, holders of old class A common stock will be entitled to appraisal rights and holders of old class B common stock will not be entitled to appraisal rights. Under Section 262 of the DGCL, as a result of the consummation of the merger, holders of shares of old class A common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have the "fair value" of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. We are required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This proxy statement/prospectus shall constitute the notice to the holders of old class A common stock entitled to appraisal rights.

The following is a brief summary of Section 262 which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex   .

**Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.**

**A written demand for appraisal of shares must be delivered to the Corporate Secretary of ARAMARK before the vote on the merger agreement.**

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the certificates representing shares, or if the shares are held as uncertificated shares, as such stockholders' name appears on the books and records of the transfer agent as the owner of shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, he is acting as agent for the record owner. The stockholder must continuously hold the shares from the date of making the demand through the effective time.

A record owner, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In such case the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of such record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the merger agreement.

As required by Section 262, a demand for appraisal must reasonably inform the corporation of the identity of the record holder and of such holder's intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107 Attention: Secretary. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares owned, and that the stockholder is thereby demanding appraisal of his or her shares. The stockholder must not vote its shares of common stock in favor of the merger agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement, a stockholder who votes by proxy and who wished to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger agreement will constitute a written demand for appraisal within the meaning of Section 262.

Within 120 days after the effective time of the merger, either ARAMARK or any stockholder who has timely and properly demanded appraisal of his or her shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In *Weinberger v. UOP, Inc., et al.*, the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation. . . ." The Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the shares of the new common stock they are entitled to receive pursuant to the merger agreement if they seek appraisal of their shares and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Stockholders should also bear in mind that the appraisal process under Section 262 is different from the quarterly appraisal process performed by our independent appraiser.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

At any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal shall have the right to withdraw his or her demand for appraisal and to accept the shares of new common stock to which such stockholder is entitled pursuant to the merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of ARAMARK, as the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders' rights to appraisal shall cease and all stockholders shall be entitled only to receive the shares of class A-1 common stock as provided for in the merger agreement. Inasmuch as ARAMARK has no obligation to file such a petition, and has no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 which sets forth the procedures for dissenting from the merger and demanding statutory appraisal rights. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex     .

**DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS**

*The following is a description of the terms of our certificate of incorporation and bylaws as each will be in effect following the merger. We also refer you to our certificate of incorporation and bylaws, copies of the forms of which have been filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus is a part.*

**Authorized Capitalization**

Our capital structure consists of

- authorized shares of class A-1 common stock;

- authorized shares of class A-2 common stock;

- authorized shares of class A-3 common stock;

- authorized shares of class B common stock;

- authorized shares of class B-1 common stock;

- authorized shares of class B-2 common stock;

- authorized shares of class B-3 common stock; and

- authorized preferred stock including 25,000,000 authorized shares of Series C Junior Participating Preferred Stock and 20,000 authorized shares of Series D preferred stock.

After the merger and the public offering, there will be approximately                     shares of class A-1,           shares of class A-2,           shares of class A-3,           shares of class B common stock, no shares of class B-1, no shares of class B-2, no shares of class B-3 common stock and no preferred shares outstanding. This assumes that the underwriters do not exercise their over-allotment option in connection with the public offering. Shares of class A common stock that are converted to shares of class B common stock will resume the status of authorized but unissued shares of class A common stock.

After the public offering, there will be outstanding stock purchase opportunities, options and deferred stock units for about 36,942,018 shares of class A common stock and deferred stock units for about 2,163 shares of Series D preferred stock.

**Description of Our Certificate of Incorporation**

This section describes other key provisions of our certificate of incorporation.

- *No Stockholder Action by Written Consent.* Our certificate of incorporation prohibits stockholder action by written consent.

- *No Stockholder Ability to Call a Special Meeting.* Our certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors or the chairman of our board of directors.

- *Limitation of Director Liability.* Our certificate of incorporation provides that our directors are not liable to our stockholders for monetary damages for breach of fiduciary duty, except for liability:

  - for breach of duty of loyalty;

  - for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  - under Section 174 of the Delaware General Corporation Law (unlawful dividends); and

- for transactions from which the director derived improper personal benefit.

- *Indemnification of Directors and Officers.*   Our certificate of incorporation provides for indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law.

- *Classified Board of Directors.*   Our certificate of incorporation provides for a classified board of directors.

## Comparison of Our Currently Outstanding Common Stock to New Class A Common Stock and New Class B Common Stock

The following table compares our currently outstanding common stock and new class A common stock and new class B common stock.

| | New Class A Common Stock and Class B-1, Class B-2 and Class B-3 Common Stock | Old Class A and Class B Common Stock(1) | Unrestricted Class B Common Stock |
| --- | --- | --- | --- |
| Public Market | None. | None. | Will be listed on the New York Stock Exchange, subject to official notice of issuance. |
| Voting Rights | Ten votes per share on all matters voted upon by our stockholders (except for class B-1, B-2 and B-3 common stock which will only have one vote per share). | One vote per share on all matters voted upon by our stockholders. | One vote per share on all matters voted upon by our stockholders. |
| | No cumulative voting in the election of our directors. | No cumulative voting in the election of our directors. | No cumulative voting in the election of our directors. |
| Transfer Restrictions | Except for permitted transfers: <br> • Class A-1 common stock may not be transferred until 180 days after the pricing of the public offering; | Except for our RSP and AUCA Plan, all holders of old common stock are subject to transfer restrictions pursuant to the stockholders' agreement. | Unrestricted class B common stock has no transfer restrictions. |
| | • Class A-2 common stock may not be transferred until 360 days after the pricing of the public offering; and | "Permitted transfers" include certain transfers to family members and affiliates. | |

---

(1)   The principal differences between the rights of holders of old class A common stock and old class B common stock are with respect to liquidation rights, distribution of dividends and conversion of old class B common stock into old class A common stock. Holders of old class A common stock and old class B common stock are entitled to receive the same dividends, ratably, with the holder of one share of old class A common stock entitled to receive ten times what the holder of one share of old class B common stock is entitled to receive. Upon the liquidation of ARAMARK, assets of the Company will be distributed among the holders of common stock, ratably, with the holder of one share of old class A common stock entitled to receive ten times what the holder of one share of old class B common stock is entitled to receive. Each share of old class B common stock may at any time, but only with the prior approval of the Board of Directors, be converted at the election of the holder thereof in one-tenth of a fully paid and non-assessable share of old class A common stock.

| New Class A Common Stock and Class B-1, Class B-2 and Class B-3 Common Stock | Old Class A and Class B Common Stock(1) | Unrestricted Class B Common Stock |
|---|---|---|
| • Class A-3 common stock may not be transferred until 540 days after the pricing of the public offering. | If a holder of common stock proposes to transfer shares in other than a permitted transfer, the transfer is subject to ARAMARK's right of first offer. | |
| Permitted transfers include:<br>• Conversion transfers, which have the effect of allowing the shares to convert into shares of unrestricted class B common stock; | Subject to other contractual restrictions on share repurchase or retirement, the stockholders agreement also allows management and individual stockholders or their representatives, upon the death, complete disability or normal retirement of those stockholders, to demand, by written notice within 30 days of such qualifying event, that ARAMARK repurchase up to 30% of the shares held by such stockholder at the appraisal price. | |
| • Non-conversion transfers, which have the effect of retaining both the applicable restricted period and the multiple voting rights, and | In addition, ARAMARK also has the exclusive and irrevocable option, within 10 years of the termination of a management stockholder's employment for any reason, to make a purchase or purchases of up to all the shares owned by that management stockholder or his permitted transferees. The repurchase shall be made in cash and promissory notes at the lower of the appraisal price at the time of ARAMARK's notice that it is exercising its option or the appraisal price at the time of termination of employment plus 8% simple interest if ARAMARK's notice that it is exercising its option is given more than 120 days after such termination. | |
| • Charity transfers, which have the effect of retaining the applicable restricted periods but not the multiple voting rights. | | |

| New Class A Common Stock and Class B-1, Class B-2 and Class B-3 Common Stock | Old Class A and Class B Common Stock(1) | Unrestricted Class B Common Stock |
|---|---|---|
| In a conversion transfer, shares of class A common stock, regardless of whether they represent shares of class A-1, class A-2 or class A-3 common stock, will be converted into shares of unrestricted class B common stock. Conversion transfers include:<br>• with respect to no more than 1,000,000 shares of common stock donated and transferred, prior to May 25, 2001, to charitable organizations (including foundations, schools, colleges, universities, charitable remainder trusts and charitable lead trusts), sales by such charitable organizations following 90 days after the pricing of the public offering:<br>• transfers to us; and<br>• transfers approved as conversion transfers by our board of directors, including, without limitation:<br>—transfers by Mr. Neubauer of up to 1.5 million shares to private or public foundations and charities;<br>—transfers upon the death of an employee stockholder in order to pay any estate taxes and expenses on a date as close as practicable to the tax payment date; or<br>—transfers in the case of employee stockholder hardship (such as medical necessity, family emergencies, etc.). | | |

| New Class A Common Stock and Class B-1, Class B-2 and Class B-3 Common Stock | Old Class A and Class B Common Stock(1) | Unrestricted Class B Common Stock |
|---|---|---|
| During the first 180 days after the pricing of the public offering, transfers approved by our board of directors as conversion transfers will be restricted by the lock-up arrangements with the underwriters. However, approved transfers by Mr. Neubauer of up to 1.5 million shares to private and public foundations and charities and approved transfers to pay estate taxes and expenses will not be restricted by the lock-up arrangements with the underwriters. | | |
| In a non-conversion transfer, shares of class A common stock, regardless of whether they represent shares of class A-1, class A-2 or class A-3 common stock, will not convert into shares of class B common stock. Non-conversion transfers include: | | |
| • transfers to and among family members of class A stockholders and entities (including trusts, partnerships and limited liability companies) established for estate planning or educational purposes; | | |
| • bona fide pledges to us, a commercial bank, savings and loan institution or any other lending or financial institution as security for indebtedness of the holder of the shares of class A common stock being pledged; the pledgee shall be bound by the applicable transfer restrictions; and | | |

| New Class A Common Stock and Class B-1, Class B-2 and Class B-3 Common Stock | Old Class A and Class B Common Stock(1) | Unrestricted Class B Common Stock |
| --- | --- | --- |
| • transfers approved as non-conversion transfers by our board of directors. | | |

During the first 180 days after the pricing of the public offering, transfers approved by our board of directors as non-conversion transfers will be restricted by the lock-up arrangements with the underwriters.

In a charity transfer, shares of class A-1, class A-2 or class A-3 common stock will convert into shares of class B-1, class B-2 and class B-3 common stock. Charity transfers include transfers to charitable organizations (including foundations, schools, colleges, universities, charitable remainder trusts and charitable lead trusts).

Shares of class B-1, class B-2 and class B-3 common stock are subject to the same transfer restrictions and have the benefit of the same exceptions for conversion transfers, non-conversion transfers and charity transfers, as appropriate, as shares of class A-1, class A-2 and class A-3 common stock, respectively, but do not have multiple voting rights. At the conclusion of the applicable restricted periods, shares of class B-1, class B-2 and class B-3 common stock convert into shares of unrestricted class B common stock that are freely transferable.

| | New Class A Common Stock and Class B-1, Class B-2 and Class B-3 Common Stock | Old Class A and Class B Common Stock(1) | Unrestricted Class B Common Stock |
|---|---|---|---|
| | Holders of restricted shares of class A-1, class A-2, class A-3, class B-1, class B-2 and class B-3 common stock are also prohibited from entering into any swap or other arrangement (including contracting to sell, selling, transferring, pledging, granting of any option to purchase, making any short sale or otherwise disposing of any shares) that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of any class of common stock, in each case other than the permitted transfers. However, if such person holds, during the entire time of the relevant transaction, shares with respect to which restricted periods have expired or do not apply, such transaction may involve only up to the number of such unrestricted shares. | | |
| Conversion | Shares of class A common stock automatically will convert into shares of unrestricted class B common stock upon any transfer, except for a non-conversion transfer or a charity transfer. | Each share of old class B common stock may at any time, but only with the prior approval of the Board of Directors, be converted at the election of the holder thereof into one-tenth of a fully paid and non-assessable share of old class A common stock. | Not applicable. |

| | **New Class A Common Stock and Class B-1, Class B-2 and Class B-3 Common Stock** | **Old Class A and Class B Common Stock(1)** | **Unrestricted Class B Common Stock** |
|---|---|---|---|
| | Shares of class A-1, class A-2 and class A-3 common stock held by an employee or a transferee of such employee (including transferees who acquired their shares from employees prior to the merger, will automatically convert into class B-1, class B-2 and class B-3 common stock, respectively, in the event of termination of employment by such employee, (a) upon the earlier of 180 days after the pricing of the offering and the date the tender offer is completed or (b) if termination of employment occurs after that date, on the date of termination of employment.<br><br>Except as described above, shares of class A common stock may not be converted into unrestricted shares of class B common stock for a period of 180 days, 360 days and 540 days, respectively, after the pricing of the public offering. | At any time when the Board of Directors authorizes and directs the conversion of all of the old class B common stock into old class A common stock, then, at the time designated by the Board for the occurrence of such event, each outstanding share of old class B common stock shall be converted into one-tenth of a share of old class A common stock and no further shares of old class B common stock may be issued thereafter. | |
| Rights upon Merger, Consolidation or Reorganization | In the event that we reorganize, merge or consolidate with one or more other corporations, holders of shares of class A common stock will be entitled to receive the same kind and amount of securities or property that is to be received by holders of shares of class B common stock. | ARAMARK can enter into any agreement of merger to merge with or into any other corporation, subject to its certificate of incorporation and any loan agreements or instruments to which it is a party. In such event, the rights of first offer of shares discussed above shall not be applicable to such merger and all shares may be transferred for such consideration as approved by the Board of Directors and | In the event that we reorganize, merge or consolidate with one or more other corporations, holders of shares of class B common stock will be entitled to receive the same kind and amount of securities or property that is to be received by holders of shares of class A common stock. |

| | New Class A Common Stock and Class B-1, Class B-2 and Class B-3 Common Stock | Old Class A and Class B Common Stock(1) | Unrestricted Class B Common Stock |
|---|---|---|---|
| | | the stockholders in accordance with applicable law. | |
| Other Rights | No preemptive rights or other subscription rights. | See the Put and Call rights described above under "Transfer Restrictions". | No preemptive rights or other subscription rights. |

The following table compares key provisions of the old certificate of incorporation and by-laws and the new certificate of incorporation and by-laws.

| | Old Certificate of Incorporation and By-laws | New Certificate of Incorporation and By-laws |
|---|---|---|
| Stockholder Action by Written Consent | Yes | None |
| Stockholder Ability to Call a Special Meeting | None | None |
| Limitation of Director Liability | To the fullest extent permitted by the DGCL, our directors are not held liable to our stockholders for monetary damages for breach of fiduciary duty as directors. | Our directors are not liable to our stockholders for monetary damages for breach of fiduciary duty, except for liability:<br><br>• for breach of duty of loyalty;<br><br>• for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;<br><br>• under Section 174 of the DGCL (unlawful dividends); and<br><br>• for transactions from which the director derived improper personal benefit. |
| Indemnification of Directors and Officers | Our directors and officers are indemnified to the fullest extent authorized by the DGCL. | Our directors and officers are indemnified to the fullest extent authorized by the DGCL. |
| Classified Board of Directors | No | Yes |
| Supermajority Provisions | None | The DGCL provides generally that the affirmative vote of a majority in interest of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. The new certificate of incorporation of |

| | Old Certificate of Incorporation and By-laws | New Certificate of Incorporation and By-laws |
|---|---|---|
| | | ARAMARK will provide that the following provisions may be amended only by a vote of 80% or more of all of the outstanding shares of the stock entitled to vote:<br>• the prohibition on stockholder action by written consent;<br>• the ability to call a special meeting of stockholders being vested solely in the board of directors and the chief executive officer.<br>• the amendment of the bylaws; and<br>• the obligation to indemnify the directors and officers to the fullest extent authorized by DGCL. |
| Advance Notice Requirements for Stockholder Proposals and Director Nominations | Stockholders seeking to bring business or nominate directors before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at the principal executive offices not less than 45 days in advance of the anniversary date of the proxy statement in connection with the previous year's annual meeting. | Stockholders seeking to bring business or nominate directors before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at the principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the proxy statement in connection with the previous year's annual meeting. |

**Dividends; Subdivision and Combinations**

Subject to the rights of the holders of preferred stock, holders of shares of class A common stock and shares of class B common stock will be entitled to receive dividends and other distributions in cash, stock of any corporation, other than our common stock, or our property as our board of directors may declare from time to time out of our legally available assets or funds and will share equally on a per share basis in all such dividends and other distributions. If dividends or other distributions are payable in our common stock, including distributions pursuant to stock splits or divisions of our common stock, only shares of class A common stock will be paid or distributed with respect to shares of class A common stock and only shares of class B common stock will be paid or distributed with respect to shares of class B common stock. The number of shares of class A common stock and shares of class B common stock so distributed will be equal on a per share basis.

Neither our shares of class A common stock nor our shares of class B shares may be reclassified, subdivided or combined unless the reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

All the outstanding shares of class A common stock are validly issued, fully paid and nonassessable. When the public offering is completed, all the outstanding shares of class B common stock will be validly issued, fully paid and nonassessable.

**Preferred Stock**

Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide preferred stock into one or more classes or series, and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each class or series, and the qualifications, limitations or restrictions of each class or series, to the fullest extent permitted by Delaware law. The issuance of preferred stock could have the effect of decreasing the market price of our common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of common stock.

Each share of our common stock has associated with it the right to purchase one share of Series C junior participating preferred stock under our rights agreement. See page     of this proxy statement/prospectus for a summary of the terms of our rights agreement.

Our board of directors has the authority to issue shares of Series C junior participating preferred stock from time to time and to increase the number of authorized shares of Series C junior participating preferred stock. The Series C junior participating preferred stock shall rank junior to all other preferred stock, but senior to any of our common stock. The holders of Series C junior participating preferred stock shall vote with the holders of our common stock as a single class, unless otherwise required by law, and are entitled to 1,000 votes per share. The board of directors may not effect any amendment to the terms of the Series C junior participating preferred stock which would adversely affect the rights, powers and preferences thereof without the prior approval of the holders of two-thirds of the then outstanding Series C junior participating preferred stock. The holders of our Series C junior participating preferred stock shall be entitled to receive quarterly cash dividends payable in an amount per share equal to the greater of (1) $10 or (2) 1,000 times the cash value and aggregate per share amount of all quarterly cash dividends and 1,000 times the aggregate per share amount of all quarterly non-cash dividends declared on the common stock. In the event we are subject to any liquidation, dissolution or winding up, the holders of Series C junior participating preferred stock shall be entitled to receive a minimum per share payment in cash of $1,000, but will be entitled to an aggregate per share liquidation payment of 1,000 times the payment made per share of common stock. The Series C junior participating preferred stock may not be redeemed.

Our board of directors has the authority to issue shares of Series D preferred stock from time to time and to increase the number of authorized shares of Series D preferred stock. The Series D preferred stock shall rank senior to any of our other capital stock unless the terms of our other stock shall specifically provide that such stock shall rank senior to or on parity with the Series D preferred stock. The holders of Series D preferred stock shall have no right to vote at, participate in or receive notice of any meeting of our stockholders, unless otherwise required by law. However, in the event dividends that have been declared and that are payable upon the Series D preferred stock shall be in arrears, the number of directors constituting the board of directors shall be increased by two, and the holders of the Series D preferred stock voting separately as a single series shall be entitled to elect two directors to the board of directors. Such voting rights shall continue until all declared and payable dividends shall have been paid in full. The shares of Series D preferred stock shall not be transferable except with the consent of the board of directors. The holders of our Series D preferred stock shall be entitled to receive, as and if declared by the board of directors, cumulative cash dividends at a per annum rate currently of $30 per share, reset annually at a rate equal to $1,000 multiplied by 50% of the one year U.S. treasury rate. In the event we are subject to any liquidation, dissolution or winding up, the holders of Series D preferred stock shall be entitled to receive payment in cash of $1,000 per share plus an amount equal to unpaid cumulative dividends. The Series D preferred stock may be redeemed in whole or in part at our option at any time upon notice by the payment of a redemption price equal to $1,000 per share plus an amount equal to the accrued and unpaid cumulative dividends thereon to the date fixed by the board of directors as the redemption date.

**Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws**

Our new certificate of incorporation and bylaws contain provisions that may have some anti-takeover effects. Provisions of Delaware law may have similar effects under our certificate of incorporation.

*Delaware Anti-Takeover Statute*

We are subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

- upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

- on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

"Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to us and, therefore, may discourage attempts to acquire us.

The board of directors has approved each of Joseph Neubauer, his associated entities and the Plans as "interested stockholders" for purposes of Section 203 of the DGCL.

In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

*No Cumulative Voting*

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly address cumulative voting.

*No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders*

Our certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the board of directors or the chief executive officer.

*Advance Notice Requirements for Stockholder Proposals and Director Nominations*

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of our proxy statement in connection with our previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

*Limitations on Liability and Indemnification of Officers and Directors*

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

- for breach of duty of loyalty;

- for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

- under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

- for transactions from which the director derived improper personal benefit.

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

*Authorized But Unissued Shares*

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

*Supermajority Provisions*

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of 80% or more of all of the outstanding shares of our stock entitled to vote:

- the prohibition on stockholder action by written consent;

- the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board;

- the obligation to indemnify the directors and officers to the fullest extent authorized by the DGCL.

- In addition, our certificate of incorporation provides that our bylaws may be amended only by the same 80% vote.

*Rights Agreement*

Under the rights agreement that will be entered into after the merger, each share of our new class A and class B common stock will have associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $      , subject to adjustment, one one-hundredth of a share of Series C junior participating preferred stock under circumstances provided for in the rights agreement.

The purpose of our rights agreement is to:

- give our board of directors the opportunity to negotiate with any persons seeking to obtain control of us;

- deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and

- prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.

The exercise of the rights under our rights agreement would cause substantial dilution to a person attempting to acquire us on terms not approved by our board of directors and therefore would significantly increase the price that person would have to pay to complete the acquisition. Our rights agreement may deter a potential acquisition or tender offer.

Until a "distribution date" occurs, the rights will:

- not be exercisable;

- be represented by the same certificate that represents the shares with which the rights are associated or by a statement of ownership with respect to uncertificated shares; and

- trade together with those shares.

The rights will expire at the close of business on                  , unless earlier redeemed or exchanged by us.

Following a "distribution date," the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock.

A "distribution date" would occur upon the earlier of:

- ten business days after a public announcement that the person has become an "acquiring person;" or

- ten business days after a person commences or announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an "acquiring person."

Under our rights agreement, a person becomes an "acquiring person" if the person, alone or together with a group, acquires beneficial ownership of 15% or more of the outstanding shares of our class B common stock.

However, an ''acquiring person'' shall not include us, any of our subsidiaries, any of our employee benefit plans or any person or entity acting pursuant to such employee benefit plans or any person who owns more than 15% of the outstanding shares of our common stock immediately after the merger, such as Mr. Neubauer. Our rights agreement also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders.

If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value two times the purchase price. If, following a public announcement that a person has become an acquiring person:

- we merge or enter into any similar business combination transaction and we are not the surviving corporation; or

- 50% or more of our assets, cash flow or earning power is sold or transferred,

each holder of a right, other than the acquiring person, will be entitled to purchase a number of shares of common stock of the surviving entity having a market value equal to two times the purchase price.

After a person becomes an acquiring person, but prior to such person acquiring 50% of the outstanding shares of our class B common stock, our board of directors may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series C preferred stock, or of a share of our preferred stock having equivalent rights, preferences and privileges, for each right.

At any time until a person has become an acquiring person, our board of directors may redeem all of the rights at a redemption price of $.01 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

A holder of rights will not, as such, have any rights as our stockholder, including rights to vote or receive dividends.

At any time prior to the distribution date, our board of directors may amend any provisions in the rights agreement. After the distribution date, our board of directors may amend the provisions of our rights agreement in order to:

- cure any ambiguity;

- shorten or lengthen any time period under our rights agreement; or

- make changes that will not adversely affect the interests of the holders of rights;

provided, that no amendment may be made when the rights are not redeemable.

The distribution of the rights will not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable for our common stock or an acquiring company.

**Transfer Agent and Registrar**

First Union Bank N.A. is the transfer agent and registrar for our class A common stock and our restricted class B common stock.

**TRANSACTIONS IN OUR COMMON EQUITY PRIOR TO THE MERGER**

Prior to the completion of the merger, we have been a party to a stockholders' agreement with all holders of our common stock except our employee benefit plans (collectively, restricted investors) whereby they, and their transferees, were subject to certain transfer restrictions. In connection with the stockholder vote on the merger, we are seeking termination of the stockholders' agreement.

Under the stockholders' agreement we generally exercised our right to call all the shares held by a former employee upon such employee's departure. In fiscal 1998, 1999 and 2000, we made payments of $14.2 million, $1.5 million and $157.9 million to former employees under the stockholders' agreement. From fiscal 1998 to early fiscal 2000, we elected to delay the exercise of our right to call shares of terminated employees until October 1999. This election resulted in a decrease in our repurchases in fiscal 1998 and 1999 and an increase in our repurchases in fiscal 2000.

Except for permitted transferees, we have been the sole purchaser of our common stock pursuant to the stockholders' agreement. These repurchases have been primarily upon termination of employment, as provided by the stockholders' agreement. Our board of directors also authorized the repurchase of shares of our common stock pursuant to which management stockholders were able to sell a portion of their shares to us. These repurchases were approved by the board of directors and have occurred during quarterly repurchase periods from December 15 to January 15, March 15 to April 15, June 15 to July 15 and September 15 to October 15. During those periods we repurchased shares of our common stock from management stockholders at the quarterly appraisal price determined 15 days prior to the beginning of each repurchase period by a nationally recognized independent appraisal firm. During fiscal 1998, 1999 and 2000, we repurchased $9.2 million, $2.0 million and $27.8 million of shares from current employees. We have suspended these repurchases for the most recent June 15 to July 15 period and anticipate suspending the September 15 to October 15 period.

From time to time, upon the occurrence of extenuating circumstances, we also have repurchased shares from our management stockholders through an emergency buyback program. We anticipate that we will continue the emergency buyback program after completion of stock buyback until the expiration of the transfer restrictions on class A-1 common stock at prices and circumstances to be determined on a case-by-case basis. Requests for these types of repurchases have been reviewed on an individual basis. After the public offering is completed, we intend to discontinue our general practice of repurchasing shares from management stockholders, but we may, under certain circumstances, repurchase our stock from time to time.

Our practice has been to have our common stock appraised quarterly at December 1, March 1, June 1 and September 1. For the purpose of determining the appropriate price for the repurchase of our common stock from former employees and restricted investors, our appraiser has considered a variety of factors, including the history and nature of our business, financial data from audited and interim financial statements, long-term financial forecasts, our operating segments, industry and capital market information deemed relevant to the assessment of investment risk and return of the common stock and other factors affecting our business. The appraiser determined the appropriate methodology for its appraisal, which has been based on market capitalization approaches and relative value in comparison to public traded companies in our business segments and market multiples in merger and acquisition transaction in similar businesses and on income approaches, including discounted cash flow analysis. The appraiser also considered various qualitative considerations, including our diverse business segments, level of indebtedness and limitations on the marketability of the common stock, resulting in part from the transfer restrictions imposed by the stockholders' agreement.

The prices of common stock set forth in the table below are the historical quarterly appraisal prices of common stock since March 1, 1999.

| | Old Class A | | Old Class B | |
| --- | --- | --- | --- | --- |
| Date | Actual | After Giving Effect to the Merger Exchange Ratio | Actual | After Giving Effect to the Merger Exchange Ratio |
| June 1, 2001 | $239.00 | $11.95 | $20.80 | $10.40 |
| March 1, 2001 | 231.00 | 11.55 | 19.90 | 9.95 |
| December 1, 2000 | 220.00 | 11.00 | 18.70 | 9.35 |
| September 1, 2000 | 206.00 | 10.30 | 17.50 | 8.75 |
| June 1, 2000 | 194.00 | 9.70 | 16.50 | 8.25 |
| March 1, 2000 | 187.10 | 9.35 | 15.90 | 7.75 |
| December 1, 1999 | 178.70 | 8.94 | 15.20 | 7.60 |
| September 1, 1999 | 166.80 | 8.34 | 14.20 | 7.10 |
| June 1, 1999 | 153.50 | 7.68 | 13.05 | 6.53 |
| March 1, 1999 | 146.00 | 7.30 | 12.40 | 6.20 |

**MANAGEMENT**

**Directors**

The following table presents the names and positions of the persons who will be our directors upon closing of the offering, their ages as of May 25, 2001 and the length of time they have been directors:

| Name | Age | Position | Since |
|------|-----|----------|-------|
| Joseph Neubauer | 59 | Chairman and Chief Executive Officer and Director (2)(3) | 1979 |
| Lawrence T. Babbio, Jr. | 56 | Director (3)(4) | 1999 |
| Patricia C. Barron | 58 | Director (1) | 1997 |
| Robert J. Callander | 70 | Director (2)(3)(4)(5) | 1986 |
| Leonard S. Coleman, Jr. | 52 | Director (1) | 2000 |
| Ronald R. Davenport | 65 | Director (1)(4)(5) | 1980 |
| Edward G. Jordan | 71 | Director (1)(2)(3) | 1980 |
| Thomas H. Kean | 66 | Director (3)(4) | 1994 |
| James E. Ksansnak | 61 | Director (3) | 1997 |
| James E. Preston | 68 | Director (2)(3)(4) | 1993 |

The numbers following the positions held by the directors indicate membership in the following board committees at May 25, 2001:
(1) Audit and Corporate Practices
(2) Executive
(3) Finance
(4) Human Resources, Compensation and Public Affairs
(5) Stock

*Joseph Neubauer* has been our chief executive officer since February 1983 and the chairman since April 1984; he was our president from February 1983 to May 1997. He is a director of Verizon Communications Inc., formerly Bell Atlantic Corporation, CIGNA Corporation, Federated Department Stores, Inc. and First Union Corporation.

*Lawrence T. Babbio, Jr.* has been vice-chairman and president of Verizon Communications Inc., formerly Bell Atlantic Corporation, since July 2000. He was president and chief operating officer of Verizon from December 1998 until July 2000. He was president and chief executive officer of Verizon's Network Group and chairman of Verizon's Global Wireless Group from August 1997 until December 1998. From January 1995 to August 1997 he was vice chairman of Verizon Communications and prior to that was executive vice president and chief operating officer of Verizon. He is a director of Compaq Computer Corporation.

*Patricia C. Barron* has been clinical associate professor at the Leonard N. Stern School of Business of New York University since September 1999 and prior to that was an executive-in-residence and senior fellow. She was vice president of Business Operations Support of Xerox Corporation from April 1997 to July 1998. From 1995 to 1997, she was president of Engineering Systems of Xerox Corporation and from 1992 to 1994, was president of Office Document Products of Xerox Corporation. She is a director of Quaker Chemical Corporation, Teleflex Corporation, Ultralife Batteries, Inc. and United Services Automobile Association.

*Robert J. Callander* was executive-in-residence at the Business School of Columbia University from 1992 to June 2000. He was president of Chemical Bank and Chemical Banking Corporation from August 1990 to June 1992. He is a director of Omnicom Group, Inc., Scudder Global High Income Fund Inc., Scudder New Asia Fund Inc., The Korea Fund Inc., The Brazil Fund Inc. and The Argentina Fund Inc.

*Leonard S. Coleman, Jr.* has been Senior Advisor, Major League Baseball since November 1999. He was President, The National League of Professional Baseball Clubs from 1994 to 1999. He is a director of Cendant

Corporation, Electronic Arts Inc, H.J. Heinz Company, New Jersey Resources Corporation, Omnicom Group, Inc., Owens Corning and Radio Unica Communications Corp.

*Ronald R. Davenport* has been the chairman of Sheridan Broadcasting Corporation since 1972. He is a director of Mellon Private Asset Management.

*Edward G. Jordan* was the chairman and chief executive officer of Consolidated Rail Corporation from 1975 to 1981 and served as the president of The American College from 1982 until 1987.

*Former Governor Thomas H. Kean* was the Governor of the State of New Jersey from 1982 until 1990. He has been the president of Drew University since 1990. He is a director of Amerada Hess Corporation, Fiduciary Trust Company International, The Pepsi Bottling Group, Inc. and United HealthCare Corporation.

*James E. Ksansnak* was our vice chairman from May 1997 until February 2001. From February 1991 to May 1997, he was our executive vice president; from May 1986 to February 1991, he was our senior vice president; and from May 1986 to May 1997, he was our chief financial officer. He is a director of Advanta Corp. and CSS Industries, Inc. He also serves as a consultant to one of our businesses.

*James E. Preston* was the chairman of Avon Products, Inc. from 1989 to 1999 and president and chief executive officer from September 1988 until June 1998. He is a director of Reader's Digest Association, and Venator Group, Inc.

Our board of directors is divided into three classes. One class of directors will be elected each year at the annual meeting of stockholders for terms of office expiring after three years. Each director serves until the expiration of his term and thereafter until his successor is duly elected and qualified.

## Executive Officers

The following table presents the names and positions of the persons who will be our executive officers upon closing of the offering, their ages as of May 25, 2001 and the length of time they have been officers:

| Name | Age | Position | Officer Since |
|---|---|---|---|
| Joseph Neubauer | 59 | Chairman and Chief Executive Officer and Director | 1979 |
| William Leonard | 53 | President and Chief Operating Officer | 1992 |
| Bart J. Colli | 53 | Executive Vice President, General Counsel and Secretary | 2000 |
| Brian G. Mulvaney | 45 | Executive Vice President, Human Resources and Public Affairs | 1993 |
| L. Frederick Sutherland | 49 | Executive Vice President and Chief Financial Officer | 1983 |
| John J. Zillmer | 45 | Executive Vice President | 2000 |
| Barbara A. Austell | 48 | Senior Vice President and Treasurer | 1996 |
| John M. Lafferty | 57 | Senior Vice President, Controller and Chief Accounting Officer | 2000 |
| Dean E. Hill | 49 | Vice President, Taxes | 1993 |
| Donald S. Morton | 53 | Vice President, Assistant Secretary and Associate General Counsel | 1984 |
| Michael R. Murphy | 43 | Vice President | 1995 |
| Richard M. Thon | 46 | Assistant Treasurer | 1994 |

Except as set forth below, the principal occupation of each executive officer throughout the past five years has been the performance of the functions of the corporate offices shown above.

*William Leonard* has been our president and chief operating officer since May 1997. He was our executive vice president from May 1992 until May 1997.

*Bart J. Colli* joined us in February 2000 as general counsel and was elected as our executive vice president and secretary in March 2000. Prior to joining us, he was a partner with McCarter & English LLP since 1985.

*Brian G. Mulvaney* was elected our executive vice president in August 1996. He was our senior vice president from February 1995 to August 1996 and our vice president from February 1993 to February 1995.

*L. Frederick Sutherland* became our chief financial officer in May 1997. He has served as our executive vice president since May 1993.

*John J. Zillmer* was elected as our executive vice president in May 2000. He was president of our Business Services division from May 1995 to August 1999 when be became president of our Food and Support Services International division. He became president of our Food and Support Services division in May 2000.

*John M. Lafferty* joined us and was elected as our senior vice president and appointed controller and chief accounting officer in August 2000. Prior to joining us, he retired as a partner with Arthur Andersen LLP, where he had been a partner since 1977.

*Barbara A. Austell* was elected as our senior vice president and treasurer in August 1996. Prior to joining us in July 1996, she was a managing director of J.P. Morgan & Co.

*Donald S. Morton* was elected as our vice president in August 2000. He has been assistant secretary since 1984.

*Michael R. Murphy* was elected as our vice president in February 2000. Prior to that he was director of audit and controls since September 1995.

Our executive officers are elected annually by the board of directors and serve at their discretion or until their successors are duly elected and qualified.

## Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own beneficially more than 10% of our common stock to file reports of ownership and changes in ownership of such stock with the SEC. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such forms they file. To our knowledge, our directors and executive officers complied during 2000 with all applicable Section 16(a) filing requirements.

## Executive Compensation

The following table sets forth information with respect to the compensation of the named executive officers for services in all capacities for us in the years indicated:

| Name and Current Principal Position | Fiscal Year | Annual Compensation | | | Long-term Compensation | Other Comp(3) |
|---|---|---|---|---|---|---|
| | | Salary | Bonus | Other Annual Compensation | Options Granted (#)(2) | |
| Joseph Neubauer . . . . . . . . . . . . . . | 2000 | $1,000,000 | $1,200,000 | $9,500 (1) | 1,200,000 | $47,500 |
| Chairman and | 1999 | 999,000 | 1,100,000 | — | 0 | 37,000 |
| Chief Executive Officer | 1998 | 948,000 | 1,000,000 | — | 0 | 13,500 |
| William Leonard . . . . . . . . . . . . . . | 2000 | 586,500 | 575,000 | — | 400,000 | 6,500 |
| President and | 1999 | 549,000 | 550,000 | — | 0 | 6,500 |
| Chief Operating Officer | 1998 | 500,000 | 500,000 | — | 0 | 6,500 |
| L. Frederick Sutherland . . . . . . . . . | 2000 | 415,500 | 265,000 | — | 200,000 | 6,500 |
| Executive Vice President and | 1999 | 390,000 | 275,000 | — | 0 | 6,500 |
| Chief Financial Officer | 1998 | 364,000 | 235,000 | — | 0 | 6,500 |
| Brian G. Mulvaney  . . . . . . . . . . . . | 2000 | 350,500 | 265,000 | — | 300,000 | 6,500 |
| Executive Vice President, | 1999 | 325,000 | 275,000 | — | 0 | 6,500 |
| Human Resources and Public | 1998 | 259,000 | 235,000 | — | 600,000 | 6,500 |
| Affairs | | | | | | |
| John J. Zillmer . . . . . . . . . . . . . . . | 2000 | 330,500 | 220,000 | — | 190,000 | 6,500 |
| Executive Vice President and | 1999 | 267,500 | 150,000 | — | 0 | 6,500 |
| President, Food and Support | 1998 | 225,500 | 150,000 | — | 330,000 | 6,500 |
| Services | | | | | | |

---

(1)  This is above market interest received or accrued on deferred compensation.

(2)  Adjusted for stock split effected in the form of a stock dividend effective September 1, 1998, and adjusted to reflect the merger.

(3)  Other compensation includes employer contributions to the Stock Unit Retirement Plan ($6,500 per individual annually), plus, with respect to Mr. Neubauer, the value of interest foregone and not recaptured by us relating to payment of premiums for split dollar life insurance ($41,000 for fiscal 2000, $30,000 for fiscal 1999 and $7,000 for fiscal 1998).

## Stock Purchase Opportunities

*Option Grants*

The following table sets forth information with respect to the named executive officers concerning individual grants of stock purchase opportunities made in fiscal 2000.

**Options Granted in Fiscal 2000 (Stock Purchase Opportunities)**

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3) | |
|---|---|---|---|---|---|---|
| Name | Options Granted (1)(2) | Percentage of Total Options Granted to All Employees in Fiscal 2000 | Exercise or Base Price ($ per share) (1)(2) | Expiration Date (2) | 5% | 10% |
| Joseph Neubauer | 1,200,000 | 8.1% | $7.10 | 2000-05 | $1,924,411 | $4,226,078 |
| William Leonard | 400,000 | 2.7 | 7.10 | 2000-05 | 641,470 | 1,408,693 |
| L. Frederick Sutherland | 200,000 | 1.4 | 7.10 | 2000-05 | 320,735 | 704,346 |
| Brian G. Mulvaney | 300,000 | 2.0 | 7.10 | 2000-05 | 481,103 | 1,056,519 |
| John J. Zillmer | 60,000 | 0.4 | 7.10 | 2000-05 | 85,448 | 188,760 |
| John J. Zillmer | 130,000 | 0.9 | 7.95 | 2005 | 273,078 | 600,388 |

(1) Adjusted to reflect the merger.

(2) See "—The ARAMARK Ownership Program." The exercise prices of all option grants reflected in the table are equal to the appraisal prices of the shares at the respective times of grant. Mr. Zillmer was granted 130,000 cumulative installment stock purchase opportunities (CISPOs) in March 2000 at a per share exercise price of $7.95; these CISPOs expire on January 15, 2005 All other option grants reflected in the table were granted in November 1999, at a per share exercise price of $7.10. For each individual, such grants were one-half in the form of CISPOs and one-half installment stock purchase opportunities (ISPOs); these CISPOs expire on January 15, 2005 and the ISPOs expire on varying dates through January 15, 2005.

(3) Realizable value refers to the assumed value (which was calculated using the appraisal price then in existence) of the underlying shares at the time such purchase opportunity expires minus the exercise price.

*Options Exercised and Unexercised*

The following table sets forth information with respect to the named executive officers concerning the exercise of options in fiscal 2000 and the unexercised options held as of September 29, 2000.

**Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values (Stock Purchase Opportunities)**

| | | | Number of Options Held (1),(3),(4) | | Current Value of Options Held (1),(3),(4) | |
|---|---|---|---|---|---|---|
| Name | Shares Acquired on Exercise (1) | Value Realized(2) | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Joseph Neubauer | 1,260,000 | $6,450,000 | 0 | 1,140,000 | $0 | $1,881,000 |
| William Leonard | 248,000 | 1,260,400 | 0 | 680,000 | 0 | 2,328,000 |
| L. Frederick Sutherland | 570,000 | 2,974,000 | 0 | 310,000 | 0 | 1,039,500 |
| Brian G. Mulvaney | 228,000 | 1,042,200 | 0 | 955,500 | 0 | 3,679,950 |
| John J. Zillmer | 102,000 | 513,630 | 0 | 493,000 | 0 | 1,652,570 |

(1) Adjusted to reflect the merger.

(2) Value realized refers to the appraisal price of the underlying shares at the time the option was exercised minus the exercise price of the option.

(3) Options currently exercisable and current values of options are determined as of September 29, 2000. Current value of an option refers to the appraisal price of the underlying shares minus the exercise price of the option.

(4) CISPOs that have vested but are not exercisable at September 29, 2000 are categorized as unexercisable.

## Compensation of Directors

Directors who are also our employees are not paid directors' fees. Directors who are not our employees receive an annual retainer of $30,000 for serving on the board, $3,000 for services as chairman of a board committee and $1,000 for otherwise serving on a committee. They also receive meeting fees of $1,000 per day for attendance at meetings of the board and for each committee meeting. Directors who are not our employees also are eligible for grants of non-qualified stock options.

## Employment Agreements and Change of Control Arrangements

*General.*   We have employment agreements or arrangements with all of our officers under which they are currently being paid annual salaries ranging up to $1,000,000. Generally, these contracts are for indeterminate periods terminable by either party, in most cases subject to advance notice and post-employment severance and benefit obligations.

*Agreement with Mr. Neubauer.*   Mr. Neubauer's agreement provides for his services as chief executive officer at a current annual base salary of $1,000,000 plus a bonus under the applicable bonus plan. The agreement's term generally ends upon either party giving two years' advance notice, but may be terminated earlier subject to certain severance obligations. In general, upon Mr. Neubauer's termination of employment by us without cause or by Mr. Neubauer's resignation with good reason (which terms are defined in the agreement), including a resignation by Mr. Neubauer within 12 months following a change of control (as defined in the agreement), he will receive the following payments or benefits:

- a lump sum payment equal to the sum of four times his base salary plus two times his average bonus over the three immediately preceding years, except that if the termination is by us without cause and occurs following two years' advance notice, Mr. Neubauer instead will receive a pro rata bonus for the year of termination based on his average bonus over the three immediately preceding years;

- full vesting of all outstanding stock purchase opportunities; and

- continuation of certain welfare benefits for a period of three years.

In addition, following any termination of Mr. Neubauer's employment, we will pay him a supplemental retirement benefit for the rest of his life generally equal to one-half of his base salary plus his average bonus over the three immediately preceding years, with one-half of those payments continuing after his death to his surviving spouse for her lifetime.

If Mr. Neubauer's employment is terminated by us without cause or by his resignation with good reason, in either case upon two year's advance notice, Mr. Neubauer will provide consulting services to us for a period of two years, but not more than 20 hours in any month. For such consulting services, he will continue to receive the same base salary that he had been receiving upon his termination of employment, plus continued coverage under certain benefits arrangements.

Mr. Neubauer is subject to a non-competition covenant for a period of two years following his termination of employment or consulting period.

We have agreed to use our best efforts to cause Mr. Neubauer to be a member of our board during the term of Mr. Neubauer's employment agreement. In addition, if any payment or benefit payable to Mr. Neubauer after a change in ownership or control of the company would be considered a parachute payment subject to a federal excise tax, then we will pay Mr. Neubauer an additional payment or benefit to gross-up the amount of the excise tax.

We have a split dollar life insurance agreement with Mr. Neubauer. The agreement relates to life insurance policies owned by a trust created by Mr. Neubauer. Pursuant to the agreement, we pay a substantial portion of the premiums on the policies, such amounts to be repaid from the proceeds of the policies upon their termination. At May 25, 2001, the amount thus outstanding was $2,278,085. We do not charge interest in each fiscal year on this amount. However, we capture at least some of the foregone interest because we reduce the amount of the interest that would otherwise accrue on Mr. Neubauer's deferred compensation. We hold a security interest in the policies to secure the repayment of the premium amount paid by us. This arrangement terminates upon the termination of Mr. Neubauer's employment (other than by reason of his retirement).

*Agreements with Messrs. Leonard, Sutherland, Mulvaney and Zillmer.* Messrs. Leonard, Sutherland, Mulvaney and Zillmer have current annual base salaries of $640,000, $450,000, $400,000 and $400,000, respectively.

*Severance pay policy.* We currently have a severance pay policy, pursuant to which severance payments are made to executive officers and certain other key employees on the basis of continuous service, generally equal to between 3 and 18 months of pay if their employment is terminated for reasons other than cause plus the continuation of certain other benefits during the period of such payment.

*Change in Control Agreements.* We will be entering into agreements with Messrs. Leonard, Sutherland, Mulvaney and Zillmer that provide severance benefits if the executive's employment is terminated under certain circumstances in connection with a change in control of the company. In general, if the executive's employment is terminated by us without cause or if the executive resigns with good reason (as defined in the agreement), following a change in control the executive is entitled to cash severance benefits based on a multiple of two times the executive's base salary and target bonus (or the prior year's actual bonus, if higher). The executive is also entitled to continuation of certain welfare benefits for a period of 24 months and obtain outplacement benefits. Under certain circumstances, the severance benefits payable under these agreements might constitute parachute payments subject to federal excise tax, in which case severance benefits will be reduced if doing so would result in a greater net after-tax benefit to the executive.

## Compensation Committee Interlocks and Insider Participation

Mr. Neubauer serves as a director of Verizon Communications, Inc. Mr. Babbio, who is vice chairman and president of Verizon, is our director and serves on the Human Resources, Compensation and Public Affairs Committee. The members of the Human Resources, Compensation and Public Affairs Committee at May 25, 2001 were Messrs. Babbio, Callander, Davenport, Kean and Preston.

## The ARAMARK Ownership Program

*General.* We have designed our ARAMARK Ownership Program to provide an opportunity for some of our management employees to acquire an ownership interest in our company and thus give them a more direct continuing interest in the future success of our business. Under the ARAMARK Ownership Program, direct ownership in our company has increased from 62 original management investors in December 1984 to more than 3,500 management investors directly owning approximately 70% of the equity. At May 25, 2001, management employees and directors held stock purchase opportunities and options to acquire approximately 33.4 million shares of our class A common stock, as adjusted to reflect the merger.

We have granted management employees an opportunity to invest in, or to increase their investment in, our company through stock purchase opportunities. Our senior management is carefully examining our ARAMARK Ownership Program and is considering possible revisions to the program that would be appropriate for a publicly held company. Any such revisions would be subject to review and the approval of our board of directors or our Human Resources, Compensation and Public Affairs Committee, and depending upon the proposal, could also be subject to the approval of our stockholders. Any such revised terms of the program could differ materially from the description contained herein.

*Purchase Price.* The purchase price for shares subject to stock purchase opportunities is currently the appraisal price of the shares (based upon the most recent available independent appraisal) on the date of the grant. When we issue shares through an exercise of purchase opportunities, these shares are subject to the stockholders' agreement. Generally, purchase opportunities are not transferable, and only the employee to whom each purchase opportunity is granted may exercise it. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

*Installment Stock Purchase Opportunity.* Each installment stock purchase opportunity (ISPO) that we grant has an installment schedule that limits the number of shares of common stock that may be purchased during each annual installment period. Unless the employee exercises the first installment before its expiration date by purchasing a minimum number of shares, the entire installment purchase opportunity is canceled. If the employee does exercise the first installment, subsequent annual installments may be exercised, as long as the employee exercises for a certain minimum number of shares, for up to the maximum number of shares specified in the installment certificate. If the employee does not exercise a portion of his or her annual installment by the appropriate expiration date, the installment is canceled. Each installment stock purchase opportunity is exercisable only while the holder is an employee or director of our company or a subsidiary.

*Cumulative Installment Stock Purchase Opportunity.* We also grant cumulative ISPOs, which are similar to regular ISPOs except that if a portion of an annual installment is not exercised during the corresponding exercise period, then it becomes vested and is not canceled, and may be exercised during any subsequent exercise period. Other stock purchase opportunities, similar to cumulative ISPOs, provide that once vested, the entire opportunity or a portion (in 100 share increments) may be exercised during any of the specified annual exercise periods. Upon termination of employment, an employee can exercise his or her stock purchase opportunity if it is vested, within three months after termination (but not beyond its expiration date). If it is not vested at such time, the purchase opportunity is canceled.

*Deferred Payment Program.* In connection with the exercise of ISPOs and non-qualified stock options, we have adopted a deferred payment program whereby an employee may choose to defer a portion of the purchase price for certain installments for approximately three years. We have in the past renewed these loans. We have sold to a financial institution most of the outstanding deferred payment obligations previously received. The deferred payment obligation is a full recourse obligation of the employee, accrues interest, and is secured by a pledge of shares of common stock. The interest rate for deferred payment obligations received in the most recent exercise period was set at 9.5%. Approximately 650 employees (including executive officers) are currently participating in the program. At May 25, 2001, the amount of the deferred payment obligations of Messrs. Neubauer, Leonard, Sutherland, Mulvaney and Zillmer were $8,261,622, $3,662,334, $3,410,148, $2,596,637 and $1,118,118, respectively. At June 29, 2001, the amount of the deferred payment obligations which have not yet been sold to a financial institution for officers and directors are as follows: Mr. Hill $255,526, Mr. Ksansnak $552,037, Mr. Leonard $1,146,445, Mr. Morton $81,313, Mr. Mulvaney $865,171, Mr. Murphy $64,653, Mr. Neubauer $4,516,184 and Mr. Sutherland $249,576.

In connection with this offering, our board of directors has adopted a new 2001 Equity Incentive Plan and a 2001 Stock Unit Retirement Plan. From time to time after completion of this offering, we intend to issue new options and other equity incentives under these plans, and not to issue additional options or deferred stock units under plans that were in effect prior to this merger.

**The 2001 Equity Incentive Plan**

Our board of directors has adopted the ARAMARK Corporation 2001 Equity Incentive Plan. The 2001 Equity Incentive Plan will form a part of the ARAMARK Ownership Program described above, and will be the source of new equity-based awards following the offering. The 2001 Equity Incentive Plan will permit us to grant to our key employees, directors and consultants incentive stock options, non-qualified stock options, reload stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on our class A and class B common stock. This plan is being proposed for approval by our stockholders in ''Proposal 2—ARAMARK's 2001 Equity Incentive Plan'' in this proxy statement/prospectus.

**Retirement Savings Plans**

*General.*   The Retirement Savings Plan (RSP) and the ARAMARK Uniform and Career Apparel Retirement Savings (AUCA) Plan are defined contribution plans intended to qualify under Section 401(a) of the Internal Revenue Code. Substantially all of our U.S., non-union, full-time salaried employees are eligible to participate in one of these plans, except that highly compensated salaried employees no longer are eligible to participate in our RSP, but may be eligible to participate in our Stock Unit Retirement Plan, as described below.

*Contributions.*   Employees participating in the RSP or the AUCA Plan may make elective pre-tax salary contributions of up to 15% of their eligible earnings, subject to statutory prescribed annual limits. We make annual matching contributions to the RSP based on the first 6% of a participating employee's earnings, ranging from 25% to 75% of the employee's contributions. We also make matching contributions to the AUCA Plan each quarter in an amount equal to 100% of the first 2% of a participating employee's earnings, and 25% of the next 4% of the employee's earnings. At the end of each plan year under the AUCA Plan, we also may make an additional matching contribution to participating employees who contributed at least 2% of their earnings. This contribution could range up to 50% of the participating employee's contributions, up to 6% of the employee's earnings. Company matching contributions have historically been made in shares of our class A common stock. We anticipate that, after the initial public offering, our matching contributions under the RSP and AUCA Plan will be made in shares of class A common stock and class B common stock. All of our matching contributions are subject to prescribed annual limits.

*Vesting.*   Employee contributions to the RSP and the AUCA Plan are always immediately 100% vested. Our matching contributions under the RSP vest fully after two years of plan participation or five years of service with us, whichever occurs first. Our matching contributions under the AUCA Plan vest annually over a six year period of service with us.

*Investments, Voting and Trust.*   Each employee's contributions, our matching contributions and any investment earnings, are generally not taxable to participating employees until withdrawn. All contributions under the plans are held in trust as required by law. U.S. Trust Company, N.A. is the independent trustee of the company stock fund portion of the RSP and the AUCA Plan. Participating employees may direct the investment of their employee contributions among authorized investment alternatives under the plan. Participating employees also may vote the shares of our common stock held on their behalf under the RSP or AUCA Plan with respect to major corporate transactions.

*Other Plans.*   In addition to the RSP and the AUCA Plan, we sponsor or contribute to a number of other tax-qualified savings and pension plans, none of which currently holds any shares of our common stock. These plans include our Money Purchase Retirement Plan for Non-Salaried Employees, our Capital Accumulation Plan, our Pension Plan for Non-Salaried Employees, and our Uniform Retirement (Pension) Plan.

**Stock Unit Retirement Plan**

*General.*   Our Stock Unit Retirement Plan, or SURP, is a non-qualified retirement plan for highly compensated employees who are not eligible to participate in any company-sponsored qualified retirement plan.

The SURP is intended to provide to participants benefits similar to those provided to participating employees in our RSP. Participants in the SURP may defer up to 15% of their earnings, with interest deemed to accrue on those deferrals. We credit each participant's account with a matching contribution annually, equal to between 25% and 75% of the participant's first 6% of compensation deferred in that year and limited to the same maximum as our RSP. Our matching contributions historically have been made in deferred stock units, which are substantially equivalent to an investment in our class A common stock, as adjusted to reflect the merger. Deferred compensation, deemed interest and shares of stock are distributed to the participant at the time of the participant's termination of employment, unless deferred by the participant. Distributed shares have historically been subject to a stockholders' agreement, and our policy has been to repurchase such shares shortly after their distribution at their then-current appraisal price. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

The SURP, unlike the Retirement Savings Plan, is an unfunded plan. The amounts payable as benefits are not set aside, but rather are carried on our books as unsecured liabilities. Similarly, the deferred stock units are not outstanding shares, but rather are obligations to issue shares in the future.

We anticipate that future deferrals which historically would have been made under the SURP (and any matching contributions on those deferrals) will be made under the new 2001 stock unit retirement plan described below.

**2001 SURP**

Our board of directors has adopted the 2001 Stock Unit Retirement Plan, or 2001 SURP. The 2001 SURP is a non-qualified retirement plan for highly compensated employees who are not eligible to participate in any company-sponsored qualified retirement plan. The 2001 SURP is intended to provide participants with benefits similar to those provided under those qualified retirement plans. We match contributions in deferred stock units, which are substantially equivalent to an investment in our class B common stock. The 2001 SURP is an unfunded plan. The amounts payable as benefits will not be set aside, but rather will be carried on our books as unsecured liabilities. Similarly, the deferred stock units will not be outstanding shares, but will be obligations to issue shares in the future.

**Senior Executive Annual Performance Bonus Arrangement**

*General.* The Senior Executive Annual Performance Bonus Arrangement, or bonus arrangement, provides for an annual performance bonus for the chief executive officer (CEO) and any other of our designated executive officers upon the attainment of pre-established performance goals, which annual performance bonus is intended to be excludable from the computation of compensation for purposes of the U.S. income tax deductibility limitation on executive officer compensation.

*Background.* Current U.S. income tax laws deny a deduction for certain compensation in excess of one million dollars per year paid to a company's chief executive officer and its four other most highly compensated executive officers. Certain compensation, including compensation based on the achievement of pre-established performance goals (performance-based compensation), is not subject to this deduction limit. For compensation to qualify for the performance-based compensation exclusion, the material terms pursuant to which the performance-based compensation is to be paid, including the performance goals, must be disclosed to, and approved by, the stockholders prior to the payment.

The bonus arrangement is designed to qualify as performance-based compensation under current U.S. income tax laws. Participants in the bonus arrangement for any fiscal year may not also participate in our management incentive bonus plan (described below) for the same fiscal year. However, the bonus arrangement does not limit the ability of the board of directors to adopt any additional bonus plan or to pay any other compensation, including any additional bonus, to any executive officer or other employee. Any such additional bonus would not be considered performance-based compensation unless it complied with the stockholder approval and other requirements of U.S. income tax laws.

*Description of the Bonus Arrangement.* The Human Resources, Compensation and Public Affairs Committee has been designated by the board of directors to administer the provisions of the bonus arrangement. The board of directors retains the authority to designate a different committee to administer the bonus arrangement. In any event, only members of the committee who are independent directors may vote on matters relating to the bonus arrangement. The committee is required generally to designate participants and, for each participant, to set one or more performance goals for a fiscal year not later than 90 days after the beginning of such fiscal year.

The committee may designate as participants for any fiscal year any of our executive officers. This designation may vary from year to year, and it is anticipated that it will be based primarily on the committee's judgment as to which executive officers are likely to be named in our proxy statement and are expected to have compensation in excess of $1 million. For fiscal 2001, the committee has designated Mr. Leonard as a participant, in addition to Mr. Neubauer.

Under the bonus arrangement, the annual performance goals, which may differ for each participant, must be based on attainment of target levels of, or a targeted percentage increase in, one or more of the following company or business group criteria: earnings before interest and taxes (EBIT), return on net assets (RONA), net income, after tax return on investment (ATROI), sales, revenues, earnings per share, total stockholder return, return on equity (ROE), return on investment (ROI), total business return, return on gross investment (ROGI), operating cash flow or free cash flow. The maximum annual performance bonus payable to any participant in respect of any fiscal year under the bonus arrangement is three million dollars, or such lesser amount as may be set by the committee for such participant at the time it establishes the annual performance goals. The committee may increase the attainment of performance goals to offset (a) a change in accounting standards, (b) a significant acquisition or divestiture, (c) a significant capital transaction, or (d) any other unusual, nonrecurring items that are separately identified and quantified in our audited financial statements, so long as such accounting change is required or such transaction or nonrecurring item occurs after the goals for the fiscal year are established. The committee in its sole discretion may reduce, but may not increase, the amount of the annual performance bonus that would be otherwise payable under the bonus arrangement. In making this determination, the committee may take into consideration any and all factors relating to our performance and the participant's performance for such fiscal year.

The committee may, without further action by the stockholders, amend the bonus arrangement from time to time as it deems desirable, provided that no such amendment may increase the employees who may be designated as participants under the bonus arrangement, change the permitted performance measures, increase the maximum bonus payable under the bonus arrangement, or make any other change requiring further approval under U.S. income tax laws. The bonus arrangement, unless earlier terminated, will be effective for each of the five fiscal years 1999 through 2003. The board may, in its discretion, terminate the bonus arrangement at any time.

**Management Incentive Bonus Plan**

Certain of our senior executive officers participate in a management incentive bonus program. Bonuses under this program are awarded annually based, in part, upon the attainment of predetermined financial goals and, in part, upon the attainment of individual objectives. Generally, non-financial objectives represent 30% of the bonus potential and are established by the supervisor of the executive. Financial goals generally represent 70% of the bonus potential. An executive's bonus under the management incentive bonus program potential generally varies as a percentage of total cash compensation, dependent upon the level of responsibility of the employee's position. The measures of financial performance used are for the business unit that is either under the managerial direction of the participant or, if a staff executive, is the unit on which the participant impacts most frequently and significantly. In the case of Messrs. Neubauer and Leonard the committee awards bonuses pursuant to our Senior Executive Annual Performance Bonus Arrangement (described above) rather than the management incentive bonus program.

# PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of May 25, 2001, and as adjusted to reflect the merger, by:

- each person known to us to be the beneficial owner of more than 5% of either class of the common stock;

- each of our named executive officers;

- each director; and

- all current directors and executive officers as a group.

Please note that after the offering and subject to the applicable restricted periods, the shares of class A common stock will convert into shares of class B common stock on a one-for-one basis upon their transfer to entities that are not permitted transferees.

In presenting the information below, we do not give effect to the stock buyback and we have assumed that the underwriters will not exercise their right to purchase additional shares of common stock from us.

| | Shares Beneficially Owned After the Offering(1) | | | |
| | Class A Common Stock | | Class B Common Stock | |
| Name of Beneficial Owner | Shares(2) | % | Shares | % |
| --- | --- | --- | --- | --- |
| Trustee for the RSP and the AUCA Plan(3) . . . . . . . . . . . . . . . . . . | 32,767,000 | 19.5% | | |
| MetLife, Inc.(4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,757,980 | 4.0% | | |
| Joseph Neubauer(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28,735,392 | 17.1% | | |
| Lawrence T. Babbio, Jr. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 80,000 | * | | |
| Patricia C. Barron . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 106,206 | * | | |
| Robert J. Callander . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 554,576 | * | | |
| Leonard S. Coleman, Jr. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40,000 | * | | |
| Ronald R. Davenport . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 204,000 | * | | |
| Edward G. Jordan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 630,000 | * | | |
| Thomas H. Kean . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 786,000 | * | | |
| James E. Ksansnak . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,361,654 | 2.6% | | |
| James E. Preston . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900,000 | * | | |
| William Leonard . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,175,062 | 2.5% | | |
| L. Frederick Sutherland . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,590,172 | 2.1% | | |
| Brian G. Mulvaney . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,651,142 | * | | |
| John J. Zillmer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 928,628 | * | | |
| All directors and executive officers as a group (21 persons) . . . . . . . . | 49,532,528 | 29.5% | | |
| All employees, directors and employee benefit plans as a group(6) . . . | 152,180,406 | 90.6% | | |

(1) There are no shares issuable pursuant to stock options that are exercisable within 60 days of May 25, 2001.

(2) The shares amounts for each of the beneficial owners listed do not include shares issuable upon the exercise of stock purchase opportunities and options that are exercisable within 60 days of November 15, 2001 in the following amounts, as adjusted for the merger: 90,000 shares by Mr. Neubauer, 60,000 shares by Mr. Babbio, 141,894 shares by Ms. Barron, no shares by Mr. Callander, 24,000 shares by Mr. Coleman, no shares by Mr. Davenport, no shares by Mr. Jordan, no shares by Mr. Kean, no shares by Mr. Ksansnak, no shares by Mr. Preston, 126,000 shares by Mr. Leonard, 75,000 shares by Mr. Sutherland, 446,500 shares by Mr. Mulvaney, 90,500 shares by Mr. Zillmer, 1,252,994 shares by all directors and executive officers as a group, and 9,742,416 shares by all employees, directors and employee benefit plan as a group.

(3)  The independent trustee of the company stock fund portion of the RSP and the AUCA Plan is U.S. Trust Company, N.A. The independent trustee's address is 14 West 47th Street, New York, NY 10036. With respect to matters relating to certain significant corporate events, the vote is passed through by the independent trustee to the participant in the relevant Plan. For example, the participants will vote in the merger.

(4)  The address of this stockholder is One Madison Avenue, New York, NY 10010. These shares are held of record by a wholly owned subsidiary of MetLife, Inc., Metropolitan Life Insurance Company.

(5)  The address of this stockholder is ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, PA 19107. This number of shares includes 26,361,960 shares held by Mr. Neubauer in his individual capacity and 2,373,432 shares held by The Neubauer Family Foundation of which Mr. Neubauer is the sole trustee and has sole power to vote and dispose or direct a disposition of such shares. This number of shares does not include shares held by certain trusts for the benefit of family members with respect to which Mr. Neubauer has no voting or dispositive power and disclaims beneficial ownership.

(6)  Includes permitted transferees (primarily children and other transferees for estate planning purposes).

 *  Less than 1%.

# CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

*The following are descriptions of the terms of agreements to which we or certain related persons are a party. We also refer you to the actual agreements, copies of which have either been filed with the SEC or are available from us.*

## Stockholders Agreement

Pursuant to the stockholders agreement, during fiscal 2000, we repurchased from 11 current and/or former executive officers and directors and/or their permitted transferees shares of our existing common stock equivalent to 6,797,848 shares of our new class A common stock at an average price per share of $7.70, each as adjusted to reflect the merger. We anticipate that, after this offering, we may not continue to repurchase shares held by officers and directors following their termination of employment or cessation as a director. In connection with the stockholder vote on the merger, we are seeking the termination of the stockholders' agreement.

## Metropolitan Life Loan Agreement

Metropolitan Life Insurance Company holds a 6.79% promissory note, which was issued by our subsidiary and is guaranteed by us. The outstanding principal amount of the note is $50 million, payable in $25 million annual installments each January, with a final maturity of January 2003.

## Registration Rights Agreement

Prior to the public offering, we and certain of our old class A stockholders (collectively, the outside investors) were parties to a registration rights agreement. The registration rights agreement provided, subject to a number of conditions and limitations, demand registration rights to our outside investors. In accordance with these demand registration rights, a certain aggregate percentage of the outside investors may have required us to file a registration statement under the Securities Act to register the sale of shares of our old class A common stock held by them. The registration rights agreement also provided, subject to a number of conditions and limitations, the outside investors with unlimited piggy-back registration rights, which allowed them to participate in registered offerings of shares of our class A common stock which we initiated.

Under the registration rights agreement, we were required to pay all expenses in connection with any registered offering covered by the agreement. In addition, we were required to indemnify the outside investors, and they in turn were required to indemnify us, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

Although by its terms the registration rights agreement terminates upon the consummation of the merger, in anticipation of the public offering and to ensure that no ambiguities exist with respect to the termination of the piggy-back registration rights, we solicited [and have obtained] waivers of these registration rights and confirmation of the termination of the agreement upon consummation of the merger.

## Neubauer Registration Rights Agreement

In exchange for Mr. Neubauer's agreement to relinquish certain rights under his employment agreement, we will enter into a registration rights agreement with Mr. Neubauer and certain related parties. Under the registration rights agreement, we have granted Mr. Neubauer and those related parties three demand rights and unlimited piggyback registration rights. Mr. Neubauer and those related parties may exercise demand registration rights with respect to their shares of common stock for which restricted periods have expired or do not apply, at any time after 360 days from the pricing of the public offering and with respect to all of their shares at any time after 540 days from the pricing of the public offering or, subject to the prior consent of

Goldman, Sachs & Co. and J.P. Morgan Securities Inc., at any time after 180 days and before 360 days after the public offering. In addition, Mr. Neubauer's estate may exercise demand registration rights with respect to his shares of common stock in certain limited circumstances at any time after 180 days and before 360 days after the pricing of the public offering. Mr. Neubauer and those related parties also have unlimited piggyback registration rights with respect to their shares of common stock for which restricted periods have expired or do not apply, that commence on the 181st day after the pricing of the public offering. The provisions of the registration rights agreement with Mr. Neubauer will not override the applicable transfer restrictions in our certificate of incorporation. Further, we anticipate that, as part of this arrangement with Mr. Neubauer, our board of directors will approve the transfer by Mr. Neubauer of up to 1.5 million shares of class A common stock to charitable organizations and the conversion of such shares into shares of class B common stock. Such transfer will be an exception to the lock-up arrangement with the underwriters. Mr. Neubauer is making the contributions in connection with the proposed transactions to assure that he, like the other tendering stockholders, will receive capital gains treatment on the sale of his stock pursuant to the stock buy back.

**Other Transactions**

In March 2000, we acquired from James E. Ksansnak, our director and former vice chairman, approximately 80% of the capital stock of a corporation owned by Mr. Ksansnak for nominal consideration. We terminated that corporation's 401(k) plan and distributed 1,291,826 shares of our old class A common stock, as adjusted to reflect the merger, held by the plan to Mr. Ksansnak, as the plan's sole participant. Mr. Ksansnak is providing consulting services to us with respect to our Educational Resources segment for which he has been compensated.

# FEDERAL INCOME TAX CONSEQUENCES TO STOCKHOLDERS

The following summary discusses certain United States federal income tax consequences of the merger to holders of old class A and old class B common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to ARAMARK stockholders that hold their old class A and class B common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code. Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

- banks or trusts;

- tax-exempt organizations;

- insurance companies;

- dealers in securities or foreign currency;

- investors in pass-through entities;

- foreign persons;

- stockholders who received their old class A or old class B common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation; and

- stockholders who hold old class A or old class B common stock as apart of a hedge, straddle or conversion transaction.

In addition, the discussion does not address any state, local or foreign tax consequences of the merger.

EACH HOLDER OF OLD CLASS A OR OLD CLASS B COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.

The merger of ARAMARK into ARAMARK Worldwide Corporation is intended to qualify as a "reorganization" for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. As a result of the merger qualifying as a "reorganization":

- no gain or loss will be recognized by ARAMARK or ARAMARK Worldwide Corporation as a result of the merger;

- no gain or loss will be recognized by a holder of old class A or old class B common stock on the exchange of that common stock for new ARAMARK class A common stock pursuant to the merger;

- a holder's tax basis in each share of new class A common stock acquired will be equal to one-half of the holder's tax basis of each share of old class B common stock exchanged and one-twentieth of the holder's tax basis of each share of old class A common stock exchanged, therefore, if a holder holds old class A and class B common stock with different tax bases, such holder will also have different tax bases in the new class A common stock received; and

- the holding period for the new class A common stock received in exchange for the old class A and class B common stock pursuant to the merger will include the holding period of the old class A and class B common stock.

*Reporting Requirements.*   A holder of old class A or class B common stock receiving new class A common stock as a result of the merger may be required to retain records related to such holder's old class A and class B common stock and file with its federal income tax return a statement setting forth facts relating to the merger.

## LEGAL MATTERS

Simpson Thacher & Bartlett has acted as our special counsel in connection with the merger and related transactions, and has passed upon certain legal matters for us.

## SUBMISSION OF STOCKHOLDER PROPOSALS

ARAMARK expects to hold its 2001 Annual Meeting in                    2002. If you intend to submit a proposal for inclusion in our proxy materials for ARAMARK's 2001 Annual Meeting, our Secretary must receive your proposal by September 6, 2001.

SEC rules set forth standards as to what stockholder proposals we are required to include in our proxy statement for an annual meeting.

## EXPERTS

The audited consolidated financial statements and financial statement schedule of ARAMARK Corporation and its subsidiaries as of September 29, 2000 and October 1, 1999, and for each of the three years in the period ended September 29, 2000 included in ARAMARK Corporation's Annual Report on Form 10-K filed on November 22, 2000, and incorporated by reference in this document, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

## GENERAL CORPORATION LAW OF DELAWARE

### § 262 APPRAISAL RIGHTS.

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word ''stockholder'' means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words ''stock'' and ''share'' mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words ''depository receipt'' mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to § 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (of depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall

be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the Office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxes upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

## PART II

## INFORMATION NOT REQUIRED IN PROSPECTUS

### Item 20.  *Indemnification of Directors and Officers*

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability: for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the Delaware General Corporation Law (unlawful dividends); or for transactions from which the director derived improper personal benefit.

Our Certificate of Incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We will also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Certificate of Incorporation, our By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain insurance to protect ourselves and our directors, officers and representatives against any such expense, liability or loss, whether or not we would have the power to indemnify him against such expense, liability or loss under the Delaware General Corporation Law.

### Item 21.  *Exhibits and Financial Statement Schedules*

#### (a) Exhibits.

The following is a complete list of exhibits filed as part of this Registration Statement, which are incorporated herein:

2*  Form of Agreement and Plan of Merger, dated as of               , 2001, between ARAMARK Corporation and ARAMARK Worldwide Corporation (included as Annex A-  to the proxy statement/prospectus).

3.1  Restated Certificate of Incorporation of ARAMARK Corporation is incorporated by reference to Exhibit 3.1 to ARAMARK Corporation's Annual Report on Form 10-K for the fiscal year ended October 1, 1999.

3.2*  Form of Amended and Restated Certificate of Incorporation (post-merger) (included as Annex A-  to the proxy statement/prospectus).

3.3  Corporate By-Laws, as ratified and approved February 8, 2000 are incorporated by reference to Exhibit 3.2 to ARAMARK Corporation's Annual Report on Form 10-K for the fiscal year ended October 1, 1999.

3.4*  Form of Amended and Restated By-Laws (post-merger).

4.1**  Amended and Restated Stockholders' Agreement by and among ARAMARK Corporation and the parties identified on its books as ''Management Investors'' or their ''Permitted Transferees'' or as ''Individual Investors'' or ''Institutional Investors'', dated as of December 14, 1994.

4.2**  Amended and Restated Registration Rights Agreement between ARAMARK Corporation and certain stockholders dated April 7, 1988.

4.3*    Amendment and Waiver to the Amended and Restated Registration Rights Agreement dated            ,
        2001.

4.4*    Rights Agreement.

4.5     7.0% Guaranteed Notes due July 15, 2006; Indenture dated as of July 15, 1991, among ARAMARK
        Services, Inc., ARAMARK Corporation, as guarantor, and The Bank of New York, as trustee, is
        incorporated by reference to Exhibit (4)(b) to ARAMARK Corporation's Registration Statement on
        Form S-3 filed with the SEC on June 21, 1991, pursuant to the Securities Act (Registration No.
        33-41357).

4.6     6¾% Guaranteed Notes due August 1, 2004; Indenture dated as of July 15, 1991, among ARAMARK
        Services, Inc., ARAMARK Corporation, as guarantor, and The Bank of New York, as trustee, is
        incorporated by reference to Exhibit (4)(b) to ARAMARK Corporation's Registration Statement on
        Form S-3 filed with the SEC on June 21, 1991, pursuant to the Securities Act (Registration No.
        33-41357).

4.7     Indenture dated as of July 15, 1991, among ARAMARK Services, Inc., ARAMARK Corporation, as
        guarantor, and The Bank of New York, as trustee, is incorporated by reference to Exhibit (4)(b) to
        ARAMARK Corporation's Registration Statement on Form S-3 filed with the SEC on June 21, 1991,
        pursuant to the Securities Act (Registration No. 33-41357).

        Long-term debt instruments authorizing debt that does not exceed 10% of the total consolidated assets
        of the Company are not filed herewith but will be furnished on request of the Commission.

5*      Opinion of Simpson Thacher & Bartlett (consent included therein).

10.1    1999 Employment Agreement with Joseph Neubauer is incorporated by reference to Exhibit 10.1 to
        ARAMARK Corporation's Annual Report on Form 10-K filed with the SEC on November 24, 1999,
        pursuant to the Exchange Act (File No. 001-08827)

10.2**  Agreement relating to employment and post-employment competition dated October 4, 1991 with
        William Leonard.

10.3**  Agreement relating to employment and post-employment competition dated June 7, 1993 with
        L. Frederick Sutherland.

10.4    Agreement relating to employment and post-employment competition dated November 19, 1996 with
        Brian G. Mulvaney is incorporated by reference to Exhibit 10.4 to ARAMARK Corporation's Annual
        Report on Form 10-K filed with the SEC on November 22, 2000, pursuant to the Exchange Act
        (File No. 001-00827)

10.5    Agreement relating to employment and post-employment competition dated April 17, 2000 with John
        J. Zillmer is incorporated by reference to Exhibit 10.5 to ARAMARK Corporation's Annual Report on
        Form 10-K filed with the SEC on November 22, 2000, pursuant to the Exchange Act (File No.
        001-08827)

10.6    Credit and Guaranty Agreement dated January 7, 1998 and amendments thereto dated May 7, 1998
        and September 10, 1998 are incorporated by reference to Exhibit 10.8 to ARAMARK Corporation's
        Annual Report on Form 10-K filed with the SEC on November 25, 1998, pursuant to the Exchange
        Act (File No. 001-08827)

21**    List of Subsidiaries of ARAMARK Corporation.

23**    Consent of Arthur Andersen LLP.

24**    Powers of Attorney (included on page II-4).

---

\*      To be supplied by amendment.
\*\*     Filed herewith.
\*\*\*    Previously filed.

**Item 17.**  *Undertakings.*

(a) (1)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (as amended and the rules and regulations thereunder, the ''Securities Act''), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (as amended and the rules and regulations thereunder, the ''Exchange Act'') (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) promulgated pursuant to the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3)  The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 promulgated pursuant to the Securities Act, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)  The undersigned registrant hereby undertakes to respond to request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on July 17, 2001.

ARAMARK WORLDWIDE CORPORATION

By: _____/s/ JOSEPH NEUBAUER_____
    Name: Joseph Neubauer
    Title: Chairman and Chief Executive Officer

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below hereby appoints Joseph Neubauer, L. Frederick Sutherland, Bart J. Colli and Donald S. Morton, and each of them, as his true and lawful agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments to the within registration statement, including post-effective amendments, and to sign any and all registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ JOSEPH NEUBAUER<br>Joseph Neubauer | Chairman and Director<br>(Principal Executive Officer) | July 17, 2001 |
| /s/ L. FREDERICK SUTHERLAND<br>L. Frederick Sutherland | Executive Vice President<br>(Principal Financial Officer) | July 17, 2001 |
| /s/ JOHN M. LAFFERTY<br>John M. Lafferty | Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer) | July 17, 2001 |
| /s/ LAWRENCE T. BABBIO, JR.<br>Lawrence T. Babbio, Jr. | Director | July 17, 2001 |
| /s/ PATRICIA C. BARRON<br>Patricia C. Barron | Director | July 17, 2001 |

| Name | Title | Date |
|---|---|---|
| /s/   ROBERT J. CALLANDER<br>Robert J. Callander | Director | July 17, 2001 |
| /s/   LEONARD S. COLEMAN, JR.<br>Leonard S. Coleman, Jr. | Director | July 17, 2001 |
| /s/   RONALD R. DAVENPORT<br>Ronald R. Davenport | Director | July 17, 2001 |
| /s/   EDWARD G. JORDAN<br>Edward G. Jordan | Director | July 17, 2001 |
| Thomas H. Kean | Director | |
| /s/   JAMES E. KSANSNAK<br>James E. Ksansnak | Director | July 17, 2001 |
| /s/   JAMES E. PRESTON<br>James E. Preston | Director | July 17, 2001 |

# EXHIBIT INDEX

2*    Form of Agreement and Plan of Merger, dated as of                , 2001, between ARAMARK Corporation and ARAMARK Worldwide Corporation (included as Annex A-  to the proxy statement/prospectus).

3.1   Restated Certificate of Incorporation of ARAMARK Corporation is incorporated by reference to Exhibit 3.1 to ARAMARK Corporation's Annual Report on Form 10-K for the fiscal year ended October 1, 1999.

3.2*  Form of Amended and Restated Certificate of Incorporation (post-merger) (included as Annex A-  to the proxy statement/prospectus).

3.3   Corporate By-Laws, as ratified and approved February 8, 2000 are incorporated by reference to Exhibit 3.2 to ARAMARK Corporation's Annual Report on Form 10-K for the fiscal year ended October 1, 1999.

3.4*  Form of Amended and Restated By-Laws (post-merger).

4.1** Amended and Restated Stockholders' Agreement by and among ARAMARK Corporation and the parties identified on its books as "Management Investors" or their "Permitted Transferees" or as "Individual Investors" or "Institutional Investors", dated as of December 14, 1994.

4.2** Amended and Restated Registration Rights Agreement between ARAMARK Corporation and certain stockholders dated April 7, 1988.

4.3*  Amendment and Waiver to the Amended and Restated Registration Rights Agreement dated             , 2001.

4.4*  Rights Agreement.

4.5   7.0% Guaranteed Notes due July 15, 2006; Indenture dated as of July 15, 1991, among ARAMARK Services, Inc., ARAMARK Corporation, as guarantor, and The Bank of New York, as trustee, is incorporated by reference to Exhibit (4)(b) to ARAMARK Corporation's Registration Statement on Form S-3 filed with the SEC on June 21, 1991, pursuant to the Securities Act (Registration No. 33-41357).

4.6   6¾% Guaranteed Notes due August 1, 2004; Indenture dated as of July 15, 1991, among ARAMARK Services, Inc., ARAMARK Corporation, as guarantor, and The Bank of New York, as trustee, is incorporated by reference to Exhibit (4)(b) to ARAMARK Corporation's Registration Statement on Form S-3 filed with the SEC on June 21, 1991, pursuant to the Securities Act (Registration No. 33-41357).

4.7   Indenture dated as of July 15, 1991, among ARAMARK Services, Inc., ARAMARK Corporation, as guarantor, and The Bank of New York, as trustee, is incorporated by reference to Exhibit (4)(b) to ARAMARK Corporation's Registration Statement on Form S-3 filed with the SEC on June 21, 1991, pursuant to the Securities Act (Registration No. 33-41357).

      Long-term debt instruments authorizing debt that does not exceed 10% of the total consolidated assets of the Company are not filed herewith but will be furnished on request of the Commission.

5*    Opinion of Simpson Thacher & Bartlett (consent included therein).

10.1  1999 Employment Agreement with Joseph Neubauer is incorporated by reference to Exhibit 10.1 to ARAMARK Corporation's Annual Report on Form 10-K filed with the SEC on November 24, 1999, pursuant to the Exchange Act (File No. 001-08827).

10.2** Agreement relating to employment and post-employment competition dated October 4, 1991 with William Leonard.

10.3** Agreement relating to employment and post-employment competition dated June 7, 1993 with L. Frederick Sutherland.

10.4  Agreement relating to employment and post-employment competition dated November 19, 1996 with Brian G. Mulvaney is incorporated by reference to Exhibit 10.4 to ARAMARK Corporation's Annual Report on Form 10-K filed with the SEC on November 22, 2000, pursuant to the Exchange Act (File No. 001-08827).

10.5     Agreement relating to employment and post-employment competition dated April 17, 2000 with John J. Zillmer is incorporated by reference to Exhibit 10.5 to ARAMARK Corporation's Annual Report on Form 10-K filed with the SEC on November 22, 2000, pursuant to the Exchange Act (File No. 001-08827).

10.6     Credit and Guaranty Agreement dated January 7, 1998 and amendments thereto dated May 7, 1998 and September 10, 1998 are incorporated by reference to Exhibit 10.8 to ARAMARK Corporation's Annual Report on Form 10-K filed with the SEC on November 25, 1998, pursuant to the Exchange Act (File No. 001-08827).

21**     List of subsidiaries of ARAMARK Corporation.

23**     Consent of Arthur Andersen LLP.

24**     Powers of Attorney (included on page II-4).

---

\*      To be supplied by amendment.
\*\*     Filed herewith.
\*\*\*   Previously filed.

Revocable Proxy

**COMMON STOCK**
**ARAMARK CORPORATION**

**THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR**
**THE 2001 SPECIAL MEETING OF STOCKHOLDERS**

The undersigned hereby appoints Joseph Neubauer, L. Frederick Sutherland, Bart J. Colli, Donald S. Morton and each of them, proxies, with full power of substitution, to act for and in the name of the undersigned to vote all shares of common stock of ARAMARK (the "Company") which the undersigned is entitled to vote at the 2001 Special Meeting of Stockholders of the Company, to be held at the offices of the Company, on the sixteenth floor of ARAMARK TOWER, 1101 Market Street, Philadelphia, Pennsylvania 19107 on            , 2001 at      a.m., local time, and at any and all adjournments thereof, as indicated below. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"**
**EACH OF THE BELOW-LISTED PROPOSALS**

1.  Approve the proposal to adopt an Agreement and Plan of Merger, dated as of            , 2001, between ARAMARK Corporation and ARAMARK Worldwide Corporation, pursuant to which ARAMARK Corporation will merge with and into ARAMARK Worldwide Corporation, each share of our currently outstanding class A common stock will be converted into twenty shares of new class A-1 common stock and each share of our currently outstanding class B common stock will be converted into two shares of new class A common stock, divided as equally as possible among shares of new class A-1, class A-2 and class A-3 common stock; and

    ☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

2.  Approve ARAMARK's 2001 Equity Incentive Plan.

    ☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

**PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY CARD**
**IN THE ENCLOSED POSTAGE-PAID ENVELOPE**

**PROXY—SOLICITED BY THE BOARD OF DIRECTORS**

This proxy card will be voted as directed. If no instructions are specified, this proxy card will be voted "FOR" the proposals listed in the reverse side of this proxy card. If any other business is presented at the Special Meeting, this proxy card will be voted by the proxies in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the Special Meeting.

The undersigned may elect to withdraw this proxy at any time prior to its use by giving written notice to the Corporate Secretary, or by executing and delivering to the Corporate Secretary a duly executed proxy card bearing a later date, or by appearing at the Special Meeting and voting in person.

_____
Signature

_____
Signature, if shares held jointly

Date: _____

Please mark, date and sign exactly as your name appears on this proxy card. When shares are held jointly, both holders should sign. When signing as attorney, executor, administrator, trustee, guardian or custodian, please give your full title. If the holder is a corporation or a partnership, the full corporate or partnership name should be signed by a duly authorized officer.

Separate from the proxy solicitation above, you are being asked to consent to the amendment of the Amended and Restated Stockholders' Agreement of ARAMARK Corporation (the ''Stockholders' Agreement''), dated as of December 14, 1994, by and among ARAMARK Corporation and the parties identified on the books of ARAMARK as ''Management Investors'' or their ''Permitted Transferees'' or as ''Individual Investors'' or ''Institutional Investors.'' The terms of the Stockholders' Agreement require that consent to any amendment be in writing, so your failure to sign the consent below may prevent us from completing the merger, the public offering and the tender offer described in the proxy statement/prospectus. **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU CONSENT TO THE FOLLOWING AMENDMENT BY SIGNING BELOW.**

### CONSENT TO AMENDMENT OF STOCKHOLDERS' AGREEMENT

The undersigned hereby irrevocably consents to an amendment to the Stockholders' Agreement whereby the following new paragraph will be inserted at the end of Section 11 (''Term'') thereof in order to provide for the automatic termination of the Stockholders' Agreement upon consummation of the merger between ARAMARK Corporation and ARAMARK Worldwide Corporation:

''Notwithstanding anything to the contrary contained herein, pursuant to the Agreement and Plan of Merger, dated as of            , 2001, between ARAMARK and ARAMARK Worldwide Corporation, this Agreement shall terminate automatically and without further action by any party hereto upon the consummation of the merger between ARAMARK and ARAMARK Worldwide Corporation.''

_____
Signature

_____
Signature, if shares held jointly

Date: _____

**PLEASE SIGN, DATE AND MAIL THIS CONSENT ALONG WITH THE PROXY CARD
IN THE ENCLOSED POSTAGE-PAID ENVELOPE**